Exhibit C-6

GROWING THE MIDDLE CLASS

Tabled in the House of Commons
by the Honourable
William Francis Morneau, P.C., M.P.
Minister of Finance

March 22, 2016

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Cat. No.: F1-23/3E-PDF

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TABLE OF CONTENTS

A New Approach	9

The Promise of Progress	10

An Uncertain Future	11

The Rise of Inequality	14

Realizing Change	15

Restoring Hope, Rewarding Hard Work	16

Positioning Canada in a Shifting World Economy	17

A Long-Term Plan for Growth	19

Toward More Inclusive Growth	22

Conclusion	23

The Path Forward	25

Introduction	25

Global Economic Developments and Outlook	27

Global Growth Has Slowed	27

Financial Market Volatility Has Risen	31

Commodity Prices Have Fallen Sharply	33

Canada’s Economic Situation	34

The Effect of Low Oil Prices on National Income, Investment and Employment	34

Positive Developments Outside the Energy Sector	38

The Conditions for More Robust Growth Going Forward	40

Outstanding Risks to the Economic Outlook	43

Canada’s Fiscal Strength	46

Taking Action to Grow the Economy	46

Economic Impacts of Measures	49

A Responsible Approach to Fiscal Management	50

A Responsible Return to Balanced Budgets	51

Repealing the Federal Balanced Budget Act	53

Chapter 1 – Help for the Middle Class	55

Introduction	55

Strengthening the Middle Class	56

Introducing the Canada Child Benefit	57

How Canadian Families Will Benefit From the New Canada Child Benefit	63

Eliminating Income Splitting for Couples With Children	64

Eliminating the Children’s Fitness Tax Credit and the Children’s Arts Tax Credit	64

Helping Young Canadians Succeed	65

Making Post-Secondary Education More Affordable	65

Enhancing Canada Student Grants	65

Making Student Debt More Manageable	67

Introducing a Flat-Rate Student Contribution	68

Eliminating the Education Tax Credit and the Textbook Tax Credit	68

Helping Youth Obtain Valuable Work Experience	70

A Renewed Youth Employment Strategy	70

Prime Minister’s Youth Council	71

Youth Service	71

Expert Panel on Youth Employment	71

Increasing Co-op Placements and Strengthening Work Integrated Learning	72

Improving Employment Insurance	72

Expanding Access to Employment Insurance for New Entrants and Re-entrants	73

Reducing the Employment Insurance Waiting Period From Two Weeks to One	74

Extending the Working While on Claim Pilot Project	74

Simplifying Job Search Responsibilities for Employment Insurance Claimants	74

Extending Employment Insurance Regular Benefits in Affected Regions	75

Extending the Maximum Duration of Work-Sharing Agreements	77

Making Employment Insurance Service Delivery More Responsive	77

Enhancing Access to Employment Insurance Call Centres	77

Strengthening the Integrity of the Employment Insurance Program	78

Investing in Skills and Training	80

Enhancing Investments in Training	80

Strengthening Union-Based Apprenticeship Training	81

Investing in Adult Basic Education in the North	81

Increasing the Northern Residents Deduction	81

Supporting Flexible Work Arrangements	82

Labour Market Information for Canadians	82

Introducing a Teacher and Early Childhood Educator School Supply Tax Credit	82

Chapter 2 – Growth for the Middle Class	85

Introduction	85

Investing in Infrastructure to Create Jobs and Prosperity for the Middle Class	86

Phase 1 of Canada’s New Infrastructure Plan	88

Building Strong Cities Through Investments in Public Transit	91

Investing in Green Infrastructure	93

Building Capacity in Municipalities to Address Climate Change	93

Funding Innovative Green Municipal Projects	94

Developing Community Capacity for Asset Management Best Practices	94

Adaptation and Climate Resilient Infrastructure	95

Sustaining Healthy Communities Through a New Clean Water and Wastewater Fund	95

Building Stronger Communities	97

Expanding Affordable Housing	97

Supporting Early Learning and Child Care	101

Investing in Cultural and Recreational Infrastructure	102

Assisting Homeowners Affected by Pyrrhotite	103

Improving Access for Rural Communities to the Digital Economy	104

Revitalizing Federal Public Infrastructure Across Canada	104

Accelerating Federal Infrastructure Investments	105

Supporting Water Infrastructure in Saskatchewan	107

Improving Rail Service	107

Supporting Ferry Services in Atlantic Canada	108

Building A More Innovative Country	109

Strengthening Science and Research	111

Strategic Infrastructure Investments at Post-Secondary Institutions	111

Strengthening Canada’s World-Class Research Capacity and Excellence	113

Ensuring Federal Support for Research Is Strategic and Effective	115

Supporting Canada’s Continued Leadership in Space	116

Growing the Agriculture and Agri-Food Sector	117

Investing in Agricultural Science	118

Supporting Business Growth and Innovation	119

Strengthening Innovation Networks and Clusters	120

Helping High-Impact Firms Scale Up	120

Supporting a Strong and Innovative Automotive Sector	122

Developing a Canadian Cluster Map to Identify and Build on Regional Strengths	122

Helping Small and Medium-Sized Companies to Innovate and Grow	123

Strengthening Canada’s Network of Accelerators and Incubators	123

Linking Canadian Technology Companies to Global Markets and Expertise	123

Supporting Business Innovation Through Optics and Photonics Solutions	124

Marketing Canada as a Premier Tourism Destination	125

Strengthening Northern Economic Development	125

Mineral Exploration Tax Credit	126

Expanding Trade Opportunities	126

Supporting Manufacturers Through Tariff Relief	127

Supporting Ferry Fleet Renewal	127

Strengthening Canada’s Response to Unfair Trade	128

Chapter 3 – A Better Future for Indigenous Peoples	133

Introduction	133

National Inquiry Into Missing and Murdered Indigenous Women and Girls	135

Engaging With Indigenous Peoples	135

Improving Primary and Secondary Education for First Nations Children	136

Fostering Better Learning Environments by Investing in First Nations Schools	137

Ensuring the Safety and Well-Being of First Nations Children	138

Aboriginal Skills and Employment Training Strategy	138

Investing in Social Infrastructure to Create Inclusive Growth	139

Improving Housing in First Nations Communities	139

Supporting Northern and Inuit Housing	140

Providing Safe Shelter for Victims of Violence	140

Supporting Early Learning and Child Care	140

Investing in Cultural and Recreational Infrastructure	142

Improving Community Health Care Facilities On Reserve	142

Investing in Green Infrastructure On Reserve	142

Monitoring of Water On Reserve	142

Strengthening On Reserve Water and Wastewater Infrastructure	143

Addressing Waste Management for First Nations Communities	143

Investing in Community Infrastructure	143

Métis Nation Economic Development Strategy	144

Renewing the Urban Aboriginal Strategy	144

Assisting Indigenous Peoples Facing the Criminal Justice System	144

Aboriginal Languages Initiative	145

Support for the First Nations Finance Authority	145

Supporting First Nations Fishing Enterprises	145

Chapter 4 – A Clean Growth Economy	149

Introduction	149

Investing In Clean Technology	150

Accelerating Clean Technology Development	150

Investing in Electric Vehicle and Alternative Transportation Fuels Infrastructure	151

Expanding Tax Support for Clean Energy	152

Investing in World-Leading Researchers in Clean and Sustainable Technology	152

Increasing Federal Support for Clean Technology Activities in All Regions	153

Advancing Regional Electricity Cooperation	154

Developing Cleaner Oil and Gas Technologies	154

Improving Data on the Clean Technology Sector	154

Securing A Cleaner, More Sustainable Environment	155

Addressing Climate Change and Air Pollution	155

Supporting the Pan-Canadian Framework on Clean Growth and Climate Change	157

Moving to a Cleaner Transportation Sector	157

Supporting Energy Efficiency and Renewable Energy Development	158

Adapting to Climate Change Impacts	158

Ensuring International Environmental Cooperation	159

Reducing Air Pollution	159

Tax Treatment of Emission Allowance Regimes	160

Protecting and Restoring Canada’s Ecosystems and Natural Heritage	160

Providing Free Access and Expanding the National Park System	161

Protecting Marine and Coastal Areas	162

Investing in Ocean and Freshwater Research	163

Improving Great Lakes Water Quality and Ecosystem Health	163

Managing Transboundary Water Issues	164

Addressing the Threat of Pollutants From the Manolis L	164

Strengthening Canada’s Environmental Assessment Processes	165

Restoring Trust in Environmental Assessment	165

Supporting the Canadian Environmental Assessment Agency	166

Taking Stock of the Arctic Environment	166

Improving Regulatory Review Processes for Major Projects in the North	167

Chapter 5 – An Inclusive and Fair Canada	169

Introduction	169

Improving the Quality of Life for Seniors	171

Increasing the Guaranteed Income Supplement for Single Seniors	171

Enhancing the Canada Pension Plan	172

Restoring the Eligibility Ages of the Old Age Security Program	173

Increased Support for Senior Couples Living Apart	173

Ensuring Seniors Benefits Keep Pace With the Cost of Living	174

Supporting Canada’s Veterans	174

Enhancing Services for Veterans	175

Financial Support for Veterans	175

Last Post Fund	177

Commemoration	177

Invictus Games	177

Strengthening Canada’s Health Care System	178

Canadian Foundation for Healthcare Improvement	178

Canada Health Infoway	179

Expanding Nutrition North Canada	179

Enhancing Food Safety in Canada	179

Canadian Partnership Against Cancer	180

Improving Heart Health for Women	180

Tackling Men’s Health	180

Improving Immunization Coverage Rates	181

Harmonization of Concussion Management Guidelines	181

Improving Canada’s Justice System	181

Taking Action Against Guns and Gangs	182

Reinstating the Court Challenges Program of Canada	182

Ensuring Access to Justice	183

A More Efficient Federal Court System	184

Investing in Arts and Culture	184

Investing in Arts and Cultural Organizations	185

Showcasing Canada’s Cultural Industries to the World	186

Supporting National Museums	187

Enhancing Public Safety	188

Office of the Community Outreach and Counter-Radicalization Coordinator	188

Strengthening Heavy Urban Search and Rescue	188

Royal Canadian Mounted Police Vancouver Laboratory Relocation	189

Reopening the Kitsilano Canadian Coast Guard Facility	189

Strengthening the Security of Government of Canada Networks and Cyber Systems	190

Enhancing the Safety of Railways and the Transportation of Dangerous Goods	191

Improving Motor Vehicle Safety	192

Chapter 6 – Canada in the World	195

Introduction	195

Restoring and Renewing International Assistance	196

Increasing the International Assistance Envelope	197

Promoting International Peace and Security	197

Expanding Immigration	199

Expanding Canada’s Intake of Syrian Refugees	199

Reducing Application Processing Times	200

Achieving Higher Permanent Resident Admissions	200

Improving Export Verifications	200

Defending Canada	201

Renewing Major Equipment for the Canadian Armed Forces	201

Chapter 7 – Open and Transparent Government	205

Introduction	205

Improving Service for Canadians	206

Improving Client Services at the Canada Revenue Agency	206

Government of Canada Service Strategy	208

Opening Government and Engaging Canadians	208

Enhancing Access to Information	208

Expanding Open Data Initiatives	209

Electoral Reform	209

Parliamentary Approval of Government Borrowing	209

Better Government for Canadians	210

Focusing on Outcomes	210

Strengthening the Public Service	211

Reviewing Spending and the Tax System	211

Investing in Government Information Technology	212

Transforming Government Back Office Systems	212

Bargaining in Good Faith With Federal Government Unions	212

Increasing Capacity at Status of Women Canada	213

Treasury Board Program Integrity Process	213

Chapter 8 – Tax Fairness and a Strong Financial Sector	215

Introduction	215

Making the Tax System More Fair	216

Improving Tax Compliance	216

Cracking Down on Tax Evasion and Combatting Tax Avoidance	216

Enhancing Tax Collections	217

Enhancing Tax Integrity	217

Strengthening International Tax Integrity	218

Enhancing Domestic Tax Integrity	219

Other Tax Measures	220

Small Business Income Tax Rate	220

Eligible Capital Property	220

Donations of Real Estate and Shares of Private Corporations	221

Accelerated Capital Cost Allowance for Liquefied Natural Gas Facilities	221

Restoring the Labour-Sponsored Venture Capital Corporations Tax Credit	221

Strengthening the Financial Sector to Support Economic Growth	221

Enhancing Consumer Protection	222

Renewing Financial Sector Legislation	223

Introducing a Bank Recapitalization “Bail-in” Regime	223

Studying Housing and Household Indebtedness	224

Monitoring Systemic Risks to the Financial System	224

Supporting a Robust Credit Union System Across Canada	225

Enhancing the Strong Regulatory and Supervisory Framework for Federally Regulated Pension Plans	225

Ensuring the Ongoing Effective Management of Canada’s Finances	226

Annex 1 – Details of Economic and Fiscal Projections	229

Annex 2 – Economic Impacts of Budget Measures	253

Annex 3 – Debt Management Strategy for 2016–17	259

Introduction

A NEW APPROACH

In 2015, Canadians were presented with a plan for real change.

David and Neera are two Canadians looking for that change.

David grew up in Canada and has seen the sense of optimism for his family’s future—one enjoyed by his parents and grandparents—steadily erode. Though he loved the community he lived in as a child, when it came time to buy his own family home, he had to look elsewhere. His old neighbourhood simply wasn’t affordable.

Neera came to Canada as a student. But she worries about whether they will be able to afford to send their own children to university. Paying for the basics is sometimes tough, even though she and David both work full-time.

Canadians like David and Neera are willing to work hard to build a better future for themselves and their children, and they want a government that will work with them to make that goal a reality.

Budget 2016 is a clear step toward that future. It offers immediate help to those who need it most, and lays the groundwork for sustained, inclusive economic growth that will benefit families like David and Neera’s in the years to come.

Most important, Budget 2016 focuses squarely on Canadians and the things that matter most to them. Things like growing the economy, creating jobs, strengthening the middle class and helping those working hard to join it.

Every Canadian deserves a real and fair chance at success. Budget 2016 delivers the first steps in that promise—for David, Neera and all Canadians.

THE PROMISE OF PROGRESS

For generations, Canadians worked hard, secure in the belief that their hard work would be rewarded. They trusted that in exchange for their honest efforts, they would realize greater opportunities for themselves, and for their families.

Older Canadians, young Canadians, new Canadians—all believed that with hard work, everyone could build a better life: find a job, get an education, build a family.

It was an era of optimism, an era of new scientific discovery and economic growth, and a time of nation-building. Projects that needed the vision and leadership of government came to life. From the Canadian Pacific Railway opening up the West, to the St. Lawrence Seaway serving as a foundation for prosperity in Ontario and Quebec, to the Trans-Canada Highway, airports, pipelines and canals—these projects enabled Canada to develop its natural resources, power cities, and connect Canadians to each other and the world.

This sense of optimism, paired with government policies that strengthened the middle class, helped to make Canada the country that it is today.

It helped build the many strong communities that Canadians like David and Neera are justly proud to call home.

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AN UNCERTAIN FUTURE

In the decades since, however, the benefits of economic growth have been shared by fewer and fewer Canadians.

Over the past 30 years, the median wage income has barely risen.

For younger Canadians, this unacceptable trend has been a reality for their entire working lives. David, who just turned 40, is finding it difficult to increase his salary without changing jobs or relocating to a different city—something that is less attractive now that his children are in school.

The cost of living for some Canadian families has continued to rise. This is true for things needed today—like healthy food and child care—as well as for post-secondary tuition, something that Canadians rely on for upward mobility.

A New Approach	11

Neera worked hard in school and earned scholarships to help with the cost of her university tuition, but not every student can count on them. Her sister had to take on nearly $30,000 in debt to finish her education, and is still making payments 10 years after graduating from college.

Even though Canadian families have worked hard and are working longer, with flat real wage income, families that face rapidly rising costs are seeing their family budget strained.

Some Canadian families are also taking on more debt to make ends meet. For David and Neera, this debt is a constant source of worry. They took out a line of credit to repair their roof last year, but that necessary repair added to their monthly bills, leaving little room in their budget to save for things like back-to-school clothes and family vacations.

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The more that families owe, the harder it is for them to save and plan for their future. As a result, more and more middle class Canadians like David and Neera feel that they are working harder than ever, and not getting any further ahead.

A New Approach	13

As the ability to pay for their kids’ education, for their aging parents’ care and for their own retirement diminishes, Canadians are questioning whether the promise of Canadian progress has passed.

THE RISE OF INEQUALITY

This isn’t true for all Canadians, however.

Among the wealthiest 0.01 per cent of Canadians, after-tax after-transfer incomes have risen dramatically in the past 30 years. Individuals earning more than $1.8 million per year have, on average, seen their incomes rise by nearly 156 per cent in that time (or 3.1 per cent per year on average) after taking inflation into account.

The net result is that even though there has been economic growth over the past three decades, it hasn’t much benefitted the middle class. Too often, the benefits have been felt only by already wealthy Canadians, while the middle class and those working hard to join it have struggled to make ends meet.

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David is grateful to have a full-time job with good benefits, but a lot of the time he feels like he’s treading water. Friends who earn more are already talking about when they will retire. David isn’t sure if he will be able to retire any time soon.

It’s time to invest in growth that will benefit all.

REALIZING CHANGE

The need for more inclusive growth is not new. It has long been understood that a strong economy starts with a strong middle class. When middle class Canadians have more money to save, invest and grow the economy, everyone benefits.

When middle class Canadians have confidence in their disposable income, consumer demand is strong and businesses have the confidence to invest.

When middle class Canadians have the ability to save and invest, they have greater confidence in their ability to adapt to unforeseen downturns.

When middle class families are secure in their jobs, they have the ability to invest in the education of their children and save for their retirement.

For example, Neera loves taking her daughters to the Saturday morning market in their neighbourhood. The new middle class tax cut means that she has a few more dollars on her paycheque every two weeks that she and her girls can spend together, supporting local businesses.

With Budget 2016, the Government seeks to restore the confidence that has been missing for too many Canadians, for too long. By listening to Canadians, by putting their interests at the heart of this and future budgets, a better future for all Canadians is possible.

A New Approach	15

RESTORING HOPE, REWARDING HARD WORK

For decades, Canada succeeded in part because Canadians felt optimistic about the country’s future.

That’s true for David and Neera’s parents. They believed that their hard work would be rewarded with a good standard of living, a secure retirement and better prospects for their children. It’s why David’s parents worked so hard, why Neera’s parents immigrated to Canada and why both families made education such a priority.

It is of vital national interest that this sense of hope and optimism be restored.

The new Government is taking a fundamentally different approach, guided by the things that matter most to Canadians.

Budget 2016 focuses on growth, not austerity. It includes measures that will grow the economy for the benefit of every Canadian.

In an environment of sustained economic weakness and low interest rates, fiscal policy is the right policy lever to use to support long-term growth. Indeed, international organizations, including the International Monetary Fund (IMF) and the Organisation for Economic Co-operation and Development (OECD), have called on countries to make use of available fiscal room.

Investment is needed and the time to invest is now. Smart investments can strengthen and expand the middle class, reduce inequality among Canadians and position Canada for sustained economic growth in the years to come.

16

POSITIONING CANADA IN A SHIFTING WORLD ECONOMY

In the Canadian economy—and indeed, in economies the world over—dramatic shifts are taking place. Each one has the potential to disrupt economic growth; taken together, they represent both challenges to, and opportunities for, Canada’s economy.

One such challenge is a demographic shift. For the first time in Canada’s history, there are more seniors over the age of 65 than there are children under the age of 15. Over time, this means that there will be fewer Canadians working to support the overall population. This fact, combined with disappointing productivity gains, will make achieving strong, inclusive growth even more difficult.

A New Approach	17

Managing this demographic shift requires that Canada do more to invest in its next generation, in post-secondary education, and in training and innovation. The standard of living of all Canadians—not just senior Canadians—relies on it.

Global shifts in trade and the uncertain prospects for emerging economies present another challenge. For example, over the past 15 years, Asia’s share of the global economy has risen dramatically, a trend that is expected to continue in the short term.

For Canada, this shift underscores the importance of strengthening economic ties with Asia—but also suggests that any economic shocks in the region will have a bigger effect on the Canadian economy than in the past.

Shifts in technology—toward cleaner economies and more digitally connected ones—also cannot be ignored. Canada can either take advantage of these opportunities or be left behind. For example, over the past decade, global new investment in clean energy has increased fivefold from about US$60 billion in 2004 to almost US$330 billion in 2015.

The Government has a responsibility to make investments that will position Canada for future growth. That means greater investments in the infrastructure that allows Canada to move people and goods, as well as in the skills and technology that make Canada competitive.

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It also means that to keep building its workforce, Canada needs to be a welcoming country. This year, Canada intends to welcome more than 300,000 new permanent residents.

And it means taking steps to ensure that Indigenous peoples, Canada’s fastest-growing population, are able to prosper and succeed.

A LONG-TERM PLAN FOR GROWTH

Budget 2016 recognizes that there are no quick solutions to the challenges facing Canada’s economy.

The good news is that Canada is starting from a relatively strong fiscal position in 2016, with the lowest total government net debt-to-GDP (gross domestic product) ratio of all G7 countries.

This low debt ratio gives the Government room to make strategic investments now that will grow the economy well into the future. Investing in things like better roads and public transit will help David and Neera to get home sooner at the end of a long day—but it will also help to move the people and the products that help grow our economy.

A New Approach	19

And whether it’s expanded public transit or infrastructure that will help mitigate the effects of climate change or build stronger communities that feel like home, David and Neera’s daughters will also benefit from these investments, especially if they are made now, when interest rates are at historic lows.

20

When it comes to competing globally, Canada is also well positioned—Canadian workers like David and Neera are highly educated, and Canada’s corporate tax rate is one of the lowest among G7 countries.

Challenges like the ones Canada is facing cannot be solved with short-term solutions, and opportunities can’t be realized without smart, sustained investments. By investing in the things Canada’s economy needs to prosper over the long term, Budget 2016 sets the stage for stronger economic growth that will benefit more Canadians in the years to come.

A New Approach	21

TOWARD MORE INCLUSIVE GROWTH

Whatever their own economic circumstances, Canadians overwhelmingly believe in fairness, and in the idea that benefits that come from a strong and growing economy should be accessible to all who work hard for them.

The Government agrees. It is committed to strengthening the middle class, by giving more help to those who need it, and less to those who don’t.

Budget 2016 sets a course for fairer, more inclusive growth. It reflects the priorities of Canadians like David and Neera, who expect the Government to be on their side. The Government’s priorities are Canadians’ priorities.

These priorities include:

Help for the middle class—A strong economy starts with a strong middle class. Budget 2016 introduces the new, fairer, tax-free Canada Child Benefit, eliminates poorly targeted tax breaks and boosts investments in student financial assistance. These measures, combined with the new tax cut for the middle class and a new tax bracket for individuals with more than $200,000 in taxable income per year, will give Canada’s middle class the help it needs to grow and prosper.

Growth for the middle class—To strengthen the middle class and deliver more inclusive growth for more Canadians, Budget 2016 makes historic investments in infrastructure and innovation. These investments will both provide immediate help to Canada’s middle class and help expand opportunities for those working hard to join it.

A better future for Indigenous peoples—It is time for a renewed relationship between Canada and Indigenous peoples, one based on trust, respect and a true spirit of cooperation. The investments in education, infrastructure, training and other programs contained in Budget 2016 will help to secure a better quality of life for Indigenous peoples—and build a stronger, more unified and more prosperous Canada.

A clean growth economy—A clean environment and a strong economy go hand in hand. Budget 2016 recognizes this, making strategic investments in clean technology and taking concrete steps to address the causes and effects of climate change.

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An inclusive and fair Canada—Canada is at its best and most prosperous when all Canadians have a real and fair chance at success. The investments in Budget 2016 help to extend opportunities to more Canadians, and will help to build a healthier, more creative, more generous and more just Canada.

CONCLUSION

Budget 2016 is about Canadians. About the willingness of people like David and Neera to work hard, and about their hopes for a brighter, more prosperous future for themselves, their children and their future grandchildren.

Canadians understand that a country can’t cut its way to prosperity. The Government understands that hard work alone is not enough. A new approach—one that includes smart investments and fair choices—is needed.

Budget 2016 reflects this new approach.

A New Approach	23

Economic and Fiscal Overview
THE PATH FORWARD

INTRODUCTION

There is a growing consensus, in Canada and around the world, that fiscal policy has an important role to play in delivering stronger economic growth today, and in expanding the economy’s growth potential over the long term. The Government will deliver on its promise to help strengthen and grow Canada’s middle class to recognize this potential.

In December 2015, the Government began the important work of strengthening the middle class, by introducing significant tax cuts. Budget 2016 makes further targeted investments to grow the economy and create opportunities for the middle class.

…A comprehensive approach is needed to reduce over-reliance on monetary policy. In particular, near-term fiscal policy should be more supportive where appropriate and provided there is fiscal space, especially through investment that boosts both the demand and the supply potential of the economy.

–INTERNATIONAL MONETARY FUND,

G20 FINANCE MINISTERS AND CENTRAL

BANK GOVERNORS’ MEETINGS,

FEBRUARY 26-27, 2016

In challenging economic times, Canadians and the Canadian economy need help. The Government is committed to providing that help in a fiscally responsible way. In particular, the Government is committed to reducing the federal debt-to-GDP (gross domestic product) ratio to a lower level over a five-year period, ending in 2020–21. Where new spending is introduced, it will be focused on boosting Canada’s long-term growth potential while preserving our low-debt advantage.

This section outlines the major global and economic developments over the past year and lays out the Government’s fiscal plan, including measures in this budget.

Notes: This section incorporates data available up to and including March 17, 2016, unless otherwise indicated. All rates are reported at annual rates unless otherwise noted.

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GLOBAL ECONOMIC DEVELOPMENTS AND OUTLOOK

The global economic situation remains challenging. Global growth continues to slow, financial market volatility has risen, equity values have declined and commodity prices have fallen significantly.

GLOBAL GROWTH HAS SLOWED

Global economic growth slowed in 2015 to its weakest pace since the 2008–2009 recession, led by slower growth in emerging economies.

In China, real GDP growth in 2015 eased to 6.9 per cent, its slowest rate of growth in 25 years, reflecting weaker growth in the country’s industrial sector (manufacturing and construction). This slowdown reflects the transition of the Chinese economy toward slower but more sustainable growth based on household consumption and the service sector, rather than on investment and manufacturing.

The International Monetary Fund (IMF) expects that growth in China will continue to decelerate modestly over the near term, but there are risks that growth could slow more sharply than expected (Chart 11). Years of strong investment and a large increase in corporate sector debt pose the largest risks.

Growth in other emerging economies also slowed in 2015, particularly commodity-producing countries. However, growth in these other emerging economies is expected to pick up modestly over the near term as the outlook for commodity-producing countries stabilizes.

The Path Forward	27

Growth in most advanced economies remains modest. In the euro area, real GDP growth improved to 1.5 per cent in 2015 from 0.9 per cent in 2014, as lower crude oil prices helped to boost consumer spending growth to its fastest pace since 2007. Progress towards a more robust recovery remains tentative, however, as high levels of non-performing loans have restricted lending to businesses, hampering the investment needed to sustain stronger growth.

The IMF expects euro area growth to remain slow over 2016 and 2017. Significant risks to growth persist, including high levels of sovereign debt, still-weak bank balance sheets, geopolitical uncertainty with regard to Russia, and the ongoing refugee and migrant crisis.

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In contrast, the United States has been a relatively bright spot in the global economy (Chart 12). Real GDP growth in the U.S. held steady at 2.4 per cent in 2015—above its recovery average of 2.1 per cent—thanks to strong consumer spending. The U.S. labour market also continues to show strength—net new job growth has averaged 235,000 per month over the past six months and the unemployment rate has fallen to 4.9 per cent. The improvement in the U.S. economic situation has been accompanied by moves from the Federal Reserve to normalize monetary policy, first by ending asset purchases and, more recently, by raising its policy interest rate for the first time since the 2008–2009 recession. Fiscal policy was broadly neutral in 2014 and 2015 following significant tightening earlier in the recovery, but is now expected to be modestly supportive of growth in 2016, primarily reflecting increased spending, including a new five-year program on transportation infrastructure.

That said, the U.S. is not immune to the effects of a challenging global economic environment. The roughly 20 per cent appreciation of the U.S. dollar since mid-2014, combined with restrained global demand, has hurt U.S. net exports. The manufacturing sector has been particularly hard hit (Chart 13). During 2015, the decline in net exports subtracted 0.6 percentage points from U.S. real GDP growth.

The Path Forward	29

In addition, amid the decline in global oil prices, oil and gas investment is down by half, weighing on broader economic activity and employment in the energy-producing regions of Texas, North Dakota and Alaska.

At the same time, lower gasoline prices appear to have boosted household saving and balance sheets rather than spending. As a result, the overall impact of lower oil prices on U.S. growth has so far been broadly neutral.

According to the survey of private sector economists conducted by the Department of Finance in February 2016, real GDP growth in the U.S. is projected to remain steady over the next few years. Growth is expected to be in the range of 2-2.5 per cent through 2020, due to a solid labour market, sound corporate and household balance sheets, and a continued gradual recovery in the housing market.

That said, the average private sector forecast has been marked down from previous surveys. This primarily reflects the negative impact of the stronger U.S. dollar on exports and the related external forces of weaker-than-expected global economic activity.

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In this context, owing to a fragile global environment, the risks to the American economy are tilted to the downside. In particular, the U.S. could be negatively affected by further financial turbulence emanating from China and other emerging economies. While the effects of global headwinds have so far been confined to manufacturing and resource industries, this weakness could spread to the broader economy. Indeed, survey data on non-manufacturing activity has shown a softening in recent months, indicating that momentum may have already slowed.

Overall, the IMF has revised down its outlook for the global economy and expects growth will continue to be modest in 2016 and 2017, well below the pace at the beginning of the decade. Important risks remain to global growth, including the possibility of a hard landing in China and continued weaker-than-expected growth in the U.S. and other advanced economies.

FINANCIAL MARKET VOLATILITY HAS RISEN

As global growth has continued to slow, financial market volatility has risen. Concerns over China’s slowing growth, and uncertainty about how Chinese authorities will respond, have led to turbulence in Chinese equity markets, which has spilled over to equity markets in advanced economies (Chart 14).

Financial market volatility also seems to reflect concerns about how rapidly the Federal Reserve will raise its policy interest rate, and worries about the negative impacts lower commodity prices may have on emerging economies. These factors have led to a tightening of external financing conditions for many emerging economies—capital inflows have declined, sovereign spreads have widened and currencies have depreciated further.

This has increased the risks to growth in emerging economies, particularly those with high levels of corporate debt (often denominated in U.S. dollars) or large current account deficits. Financial conditions have also tightened in some advanced economies, notably the United States.

The Path Forward	31

32

COMMODITY PRICES HAVE FALLEN SHARPLY

Persistent oversupply and rising inventories, along with generalized financial market turmoil and weak demand, have continued to weigh on commodity prices. This is particularly true for crude oil prices. West Texas Intermediate (WTI) oil prices declined to close to their lowest level in over a decade in early 2016 before firming somewhat in March.

Most analysts expect oil prices to remain low and volatile, but given rising global demand and easing supply, expect market conditions to balance and prices to begin to recover later this year or in early 2017. Current futures prices suggest that oil prices could remain low for an extended period (Chart 15).

The Path Forward	33

CANADA’S ECONOMIC SITUATION

The fragile and uncertain global economic environment has weighed on Canada’s own economy. Over the last four years, growth in Canada has slowed to below 2 per cent on average and the sharp decline in global crude oil prices since the end of 2014 has placed more significant downward pressure on the economy. However, the conditions are in place for the economy to begin to regain momentum, and post more solid GDP growth and job creation going forward.

THE EFFECT OF LOW OIL PRICES ON NATIONAL INCOME, INVESTMENT AND EMPLOYMENT

These challenging external economic conditions—in particular the large and rapid decline in global crude oil prices—had a significant impact on the Canadian economy in 2015, and will continue to cast a shadow over the country’s prospects in 2016.

The magnitude of the shock facing the Canadian economy is substantial. Commodity prices began to decline in mid-2014. Oil prices have now dropped by about 65 per cent and are expected to recover only slowly in the coming years.

Compared to what was expected at the time of the Department of Finance June 2014 survey of private sector economists, conducted before the collapse in commodity prices, the level of nominal GDP for planning purposes is more than $150 billion lower, equivalent to about 7 per cent of GDP, by the end of 2017 (Chart 16).

34

Because low crude oil prices led to significant declines in investments in the oil and gas sector, real GDP growth was negative or weak over much of 2015 (Chart 17). Estimates from Statistics Canada and the Canadian Association of Petroleum Producers suggest that oil and gas investment dropped by between 30 and 40 per cent in 2015—a negative shock to the economy of $30 billion or more, equivalent to 1 1/2 per cent of nominal GDP.

The Path Forward	35

The declines in business investment in the oil and gas sector have been felt most dramatically in related sectors and in the major oil-producing provinces of Alberta, Saskatchewan, and Newfoundland and Labrador, where the impacts of the sharp decline in oil prices continue to unfold.

In Alberta, paid employment1 has fallen by about 65,000 since October 2014 (when oil prices began to fall notably), with over 95 per cent of these positions lost in industries directly related to the oil sector. Many indicators of broader economic activity, such as retail trade and housing sales, have also weakened, and there is a risk that both will fall further in the coming quarters as employment in the province continues to decline. The spillover effects of weakness in Alberta’s economy—traditionally a strong contributor to Canada’s economic growth—are already having direct negative impacts on the broader Canadian economy.

1	Paid employment as measured in Statistics Canada’s Survey of Employment, Payroll and Hours (SEPH).

36

Lower investment in the oil and gas sector is reducing demand for goods and services across Canada. Simulations conducted using Statistics Canada’s Input-Output model suggest that a 50 per cent decline in oil and gas sector investment (in line with current industry expectations for the cumulative decline over 2015 and 2016) could reduce output outside of major oil-producing provinces by almost  3/4 of a per cent (Chart 18).

This finding is supported by the Bank of Canada’s Winter 2015–16 Business Outlook Survey, released in mid-January. The Survey noted that over the course of 2015, an increasing number of firms located outside energy-producing regions and active in non-energy sectors have begun to report negative impacts from the oil price shock.

The Path Forward	37

POSITIVE DEVELOPMENTS OUTSIDE THE ENERGY SECTOR

Though current circumstances are challenging, the Canadian economy shows signs of resilience. Energy-related output contracted sharply over the first half of 2015, but output outside the energy sector remained largely stable. Moreover, over the second half of the year, despite significant ongoing weakness in the energy sector, non-energy sector output regained momentum, rising at an annual average rate of 2.2 per cent. This spurred average growth in total industry GDP of 2.0 per cent over the second half of the year (Chart 19).

38

In addition, despite job losses in oil-producing regions, total employment in Canada has risen by almost 125,000 since October 2014, reflecting gains outside the resource sector (Chart 20). This growth was not strong enough to offset labour force population growth, however. As a result, the national unemployment rate increased to 7.3 per cent in February 2016, up 0.7 percentage points from its level in October 2014.

The Path Forward	39

THE CONDITIONS FOR MORE ROBUST GROWTH GOING FORWARD

Looking ahead, the Canadian economy is well-positioned to begin recovering from the global oil price shock, gain traction, and post more solid GDP growth and job creation.

As the economy gradually adjusts to weaker commodity prices, a lower Canadian dollar and ongoing growth in the U.S. economy are offering some support. Canadian exports have shown signs of improvement, particularly forestry products, motor vehicles and consumer goods, in line with increased demand for vehicles and strengthening housing market activity in the U.S. (Chart 21). Stronger exports at the end of 2015 and in early 2016 are also translating into solid gains in real manufacturing sales.

40

The potential for stronger exports, along with the expectation of steady U.S. growth, will also boost incentives for Canadian firms to invest in additional productive capacity. Over the last six years, manufacturers have operated near capacity, but investment has performed quite poorly. As of 2014, manufacturing sector investment had fallen by 16 per cent from its pre-recession level. To meet increased demand, Canadian producers will have to increase investment, boosting near-term economic growth and longer-term productive capacity (Chart 22).

Boosting investment will be somewhat more challenging due to the lower Canadian dollar, given that imports account for a significant portion of machinery and equipment purchases. However, this is likely to be outweighed by the positive impacts of stronger external demand on profits and therefore incentives to invest.

The Path Forward	41

Beyond restoring Canada’s exports of existing goods to our traditional markets, if Canadian exporters are to succeed over the long term it will be essential that they exploit rapidly growing emerging markets and shifts in technology toward cleaner and more connected economies. In particular, by the end of this decade Asia is expected to represent almost half of the world’s economy. While Canadian exporters have made some inroads into these markets, there is potential for a stronger contribution to growth from exports to these markets going forward (Chart 23).

42

OUTSTANDING RISKS TO THE ECONOMIC OUTLOOK

In light of recent developments in the global and Canadian economies, private sector economists have revised down their near-term outlook for real GDP growth and GDP inflation (Chart 24). Private sector economists now expect real GDP growth of 1.4 per cent in 2016 and 2.2 per cent in 2017.

These economists are also forecasting an average price of US$40 per barrel for WTI crude oil in 2016. These lower expected crude oil prices have led to revised expectations for GDP inflation (the broadest measure of economy-wide price inflation). Economists expect GDP inflation of 1.0 per cent in 2016.

Nominal GDP growth in the February survey is expected to be 2.4 per cent in 2016. Further details on the average private sector forecast can be found in Annex 1, Table A1.1.

The Path Forward	43

The Canadian economy continues to face the risks outlined in the Department of Finance’s February 22 outlook.

In particular:

•

Growth in the U.S. economy could fail to meet expectations. This could have negative implications for Canada’s exports and could also limit the incentives for increased investment in non-energy sectors of Canada’s economy.

•

Crude oil prices could fail to rebound as quickly as expected. Indeed, futures markets suggest crude oil prices in 2020 could remain about US$14 per barrel below expectations in the February private sector survey.

•

Further sharp exchange rate movements and large capital outflows could lead to financial strains in vulnerable emerging economies. This could spill over to global financial markets, with impacts on Canada.

•	Rebalancing in China could result in a sharper-than-expected slowdown in growth, prompting further volatility in financial markets and greater declines in global commodity prices.

Beyond these risks to the global economy, there are also downside risks specific to Canada.

•

There is a risk that the positive effects of a lower dollar on Canada’s manufacturers and exporters could take longer than expected to materialize and be less beneficial than anticipated—and that the adjustment process may prove costlier and more challenging than expected.

Canada’s manufacturing industry underwent significant structural changes over the last decade, as a result of a much stronger dollar. In order to take advantage of the new lower exchange rate environment, manufacturers will once again need to undergo a period of adjustment.

Further, many of our competitor countries in the U.S. market (such as Mexico) have also seen declines in the value of their currencies relative to the U.S. dollar, which could reduce the boost to Canada’s international competitiveness resulting from the lower dollar.

•

Canada’s household debt-to-disposable income ratio remains high, which could limit the contribution to growth of both housing and consumer spending to a greater extent than is anticipated in coming years.

Given these risks, for fiscal planning purposes, the Government has judged it appropriate to adjust downwards the private sector forecast for nominal GDP by $40 billion per year for 2016 through 2020.

44

The size of the $40 billion forecast adjustment takes into account the following factors:

•

Firstly, this adjustment is consistent with oil prices averaging about $25 per barrel in 2016, rather than the $40 assumed in the February survey, and real GDP growth of 1.0 per cent in 2016, rather than the 1.4 per cent in the February survey. Real GDP growth of 1 per cent is within the range of private sector outlooks in the February survey, while oil prices declined to close to $25 per barrel in both January and February.

•

Secondly, this downward adjustment is broadly equivalent to the average downward revisions to the private sector forecast for nominal GDP in Budget 2015, the November 2015 Fall Update and the February 2016 survey (Chart 25).

This forecast adjustment translates into a fiscal impact of approximately $6 billion per year in 2016–17 and over each of the next four years. The Government will continue to evaluate economic developments and risks to determine the appropriateness of this forecast adjustment in the future.

The Path Forward	45

CANADA’S FISCAL STRENGTH

TAKING ACTION TO GROW THE ECONOMY

The G20 must plan now for coordinated demand support using available fiscal space to boost public investment. —IMF, G20 FINANCE MINISTERS AND CENTRAL BANK GOVERNORS’ MEETINGS, FEBRUARY 26-27, 2016

Governments in many countries are currently able to borrow for long periods at very low interest rates, which in effect increases fiscal space. Many countries have room for fiscal expansion to strengthen demand. This should focus on policies with strong short-run benefits and that also contribute to long-term growth.

—OECD, INTERIM ECONOMIC OUTLOOK,

FEBRUARY 18, 2016

In an environment of sustained economic weakness and historically low interest rates, fiscal policy is the right policy lever to use to support long-term growth. Indeed, international organizations, including the IMF and the OECD, have called on countries to make use of available fiscal room.

The Government believes strongly that the best way to deliver more prosperity to more Canadians is by investing in the economy today. From Canada’s position of fiscal strength, with a low debt burden (Chart 26), with public debt charges as a percentage of budgetary revenues at near-historic lows (Chart 27), and with interest rates at historic lows, now is the time to make those investments.

46

The Path Forward	47

With this budget, the Government is seizing the opportunity to make targeted investments totaling $50.2 billion over six years (Table 1, “Budget 2016 measures”). Using the February outlook1 for planning purposes, and accounting for budget measures, the budgetary balance is expected to show a deficit of $29.4 billion in 2016–17, gradually declining to a deficit of $14.3 billion in 2020–21. Further details are provided in Annex 1.

Table 1

SUMMARY OF FISCAL DEVELOPMENTS SINCE THE FEBRUARY OUTLOOK

billions of dollars

	Projection
	2015–16	2016–17	2017–18	2018–19	2019–20	2020–21
February outlook[1]	-2.3	-18.4	-15.5	-13.9	-11.0	-7.2
Budget 2016 measures[2]	-3.1	-11.0	-13.5	-8.9	-6.7	-7.0
Budget 2016 budgetary balance	-5.4	-29.4	-29.0	-22.8	-17.7	-14.3
Budget 2016 financial highlights:
Budgetary revenues	291.2	287.7	302.0	315.3	329.3	344.4
Program expenses	270.9	291.4	304.6	308.7	314.2	323.2
Public debt charges	25.7	25.7	26.4	29.4	32.8	35.5
Total expenses	296.6	317.1	331.0	338.0	347.0	358.6
Federal debt	619.3	648.7	677.7	700.5	718.2	732.5
Per cent of GDP	31.2	32.5	32.4	32.1	31.6	30.9
Note:	Totals may not add due to rounding.
[1]

The fiscal outlook released on February 22, 2016 is based on the average private sector economic forecasts in the February 2016 survey, the adjustment of $40 billion per year to the private sector projection for nominal GDP, and fiscal developments since the Fall Update.

[2]	Includes the impact of budget measures on public debt charges.

48

ECONOMIC IMPACTS OF MEASURES

The Department of Finance estimates that the measures contained in Budget 2016, along with the middle class tax cut announced in December 2015, will raise the level of real GDP by 0.5 per cent in the first year and by 1.0 per cent by the second year, compared to what would have been the case without these measures. This is expected to translate into 100,000 jobs created or maintained by 2017–18 (Table 2).

Table 2

IMPACTS ON REAL GDP AND EMPLOYMENT

per cent, unless otherwise indicated

	2016–17	2017–18
Housing investment measures	0.1	0.1
Infrastructure investment	0.2	0.4
Personal income tax measures	0.0	0.0
Measures for modest- and low-income households	0.2	0.4
Other spending measures	0.1	0.2
Corporate income tax measures	0.0	0.0
Total GDP impact	0.5	1.0
Employment impact (jobs created or maintained)	43,000	100,000
Note:	Totals may not add due to rounding.

The planning assumptions for nominal GDP and the fiscal balance presented in this budget do not explicitly account for this positive impact. However, most private sector forecasters anticipated that additional government measures to promote growth would be announced in this budget, and thus included the economic impact of assumed measures in their individual forecasts. As a result, the February private sector survey to some extent incorporates the economic impacts of the measures announced in this budget.

This analysis was performed using the Department’s detailed macroeconomic model that estimates the contributions of government spending or tax policy to economic activity. Further details on this analysis, and the associated multipliers, can be found in Annex 2.

The Path Forward	49

A RESPONSIBLE APPROACH TO FISCAL MANAGEMENT

Canada’s fiscal strength rests largely in its low debt burden, and protecting this source of strength is of paramount importance. Low debt ensures that future generations are not hampered by excessive interest payments. It also maintains market confidence in the soundness of Canada’s public finances and preserves Canada’s capacity to respond decisively to potential future economic crises.

To maintain Canada’s low debt burden and its fiscal advantage compared to its G7 peers, the Government is committed to reducing the federal debt-to-GDP ratio to a lower level over a five-year period, ending in 2020–21.

In doing so, the Government is ensuring that the hard-fought gains attained in the 1990s and 2000s—which saw the federal debt-to-GDP ratio fall by more than half from its peak of 66.8 per cent in 1995–96—are preserved (Chart 28).

50

A RESPONSIBLE RETURN TO BALANCED BUDGETS

The Government remains committed to returning to balanced budgets, and will do so in a responsible, realistic and transparent way.

While this budget presents a baseline fiscal forecast for planning purposes, transparent fiscal planning also means recognizing that a variety of economic scenarios will have different fiscal outcomes. It is the responsibility of the Government to clearly communicate to Canadians these forecasts and future intentions.

It is important, for example, to consider the impact that alternative economic growth scenarios can have on fiscal projections, and to recognize that the accuracy of economic and fiscal projections is prone to more error when those projections extend further into the future. Economic forecast errors on the level of nominal GDP can have sizeable impacts on the budgetary balance (Chart 29).

The Path Forward	51

Further, small changes in economic growth assumptions can also have large impacts on the level of nominal GDP and thus on the budgetary balance over an extended projection horizon. For example, if the Government based current fiscal projections on the average of the upper four individual forecasts (or top four) for nominal GDP growth—which is equivalent to nominal GDP growth being 0.4 percentage points per year higher, on average, than in the full February survey—the budget would effectively be balanced by 2020–21, and the federal debt-to-GDP ratio would be well below its 2015–16 level (Charts 30 and 31).

For comparison, the Budget 2016 fiscal track is based on the private sector forecast for nominal GDP adjusted downward by $40 billion per year for 2016 through 2020, which is equivalent to nominal GDP growth being 0.3 percentage points per year lower, on average, than in the February 2016 survey.

52

Going forward, the Government will continue to work with private sector economists to develop a baseline economic outlook for fiscal planning purposes. The Government will also develop alternative growth scenarios around the average private sector outlook, and these alternative economic scenarios—including their fiscal implications—will be communicated to Canadians as projections are updated. The Government will set a timeline for balancing the budget when growth is forecast to remain on a sustainably higher track.

REPEALING THE FEDERAL BALANCED BUDGET ACT

The balanced budget legislation enacted under the previous Government is inconsistent with the Government’s plan to return to balanced budgets responsibly, and in a manner that supports economic growth. An immediate return to balance in 2016–17 would require fiscal consolidation in the order of 1 per cent of nominal GDP. As a result, the Government will propose legislative repeal of the Federal Balanced Budget Act.

The Path Forward	53

Chapter 1

HELP FOR THE MIDDLE CLASS

INTRODUCTION

A strong economy starts with a strong middle class.

Canadians understand this, and the Government does, too. That’s why building an economy that works for middle class Canadians and their families is this Government’s top priority.

Today, too many middle class families struggle with the costs of raising their children, and too many children continue to live in poverty.

To build the brighter future that all Canadians deserve, investments are needed: investments that will strengthen and grow the middle class, that will help young Canadians to succeed, and that will support those who need help entering or re-entering the workforce.

Budget 2016 invests in Canadians, sets the stage for greater economic equality, and positions Canada for sustained economic growth in the years to come.

This chapter outlines the Government’s plan to help Canada’s middle class and those working hard to join it.

STRENGTHENING THE MIDDLE CLASS

On December 7, 2015, as one of its first actions, the Government delivered on its commitment to strengthen the middle class.

It did so by introducing a tax cut for Canada’s middle class, reducing the second personal income tax rate to 20.5 per cent from 22 per cent—a 7 per cent reduction. Beginning January 1, 2016, Canadians with taxable income between $45,282 and $90,563 saw their income tax rate fall, leaving more money on their paycheques to save, invest and grow the economy.

In total, nearly 9 million Canadians are now benefitting from this tax cut. Single Canadians who benefit from this measure will see an average tax reduction of $330 every year, and couples who benefit will see an average tax reduction of $540 every year.

To help pay for this middle class tax cut, the Government raised taxes on the wealthiest Canadians by introducing a new top income tax rate of 33 per cent for individuals with more than $200,000 in taxable income each year.

Taken together, these changes give middle class Canadians a tax break by making taxes fairer, as shown in Chart 1.1.

56	Chapter 1

With more money in their pockets, middle class families will be able to save more, enhancing their own financial security. They will also have a greater opportunity to invest—in their own future and that of their children. Finally, they will have more money to spend, which will boost economic activity in the short term, and also put Canada on a firmer growth path over the long term.

It is widely recognized that increasing support for low-income families also has a positive and long-term effect. Poverty is not just a problem for individual Canadians—all of Canada is affected. It makes it more difficult to get and stay healthy, and more difficult to find and keep good work.

Poverty is particularly challenging in the case of children, and its effect can be long term. When children are lifted out of poverty, they are better able to develop to their fullest potential, an opportunity that every Canadian deserves.

Canada’s existing child benefit system is complicated, consisting of a tax-free, income-tested Canada Child Tax Benefit with two components (the base benefit and the National Child Benefit supplement) and a taxable Universal Child Care Benefit received by all families, regardless of income.

It is a system that is both inadequate (it does not provide families with the support they need) and not sufficiently targeted to those who need it most (families with very high incomes receive benefits). Canadian families deserve better, and with this budget, will get the help they need to succeed.

INTRODUCING THE CANADA CHILD BENEFIT

Budget 2016 gives Canadian families more money to help with the high cost of raising their children, by replacing the current complicated child benefit system with the new Canada Child Benefit. The introduction of the Canada Child Benefit represents the most significant social policy innovation in a generation.

The Canada Child Benefit will be:

•	simpler—families will receive a single payment every month;

•	tax-free—families will not have to pay back part of the amount received when they file their tax returns;

•

better-targeted to those who need it most—low- and middle-income families will receive more benefits, and those with the highest incomes (generally over $150,000) will receive lower benefits than under the current system; and

•	much more generous—families benefitting will see an average increase in child benefits of almost $2,300 in the 2016–17 benefit year.

Help for the Middle Class	57

The Canada Child Benefit will provide a maximum annual benefit of up to $6,400 per child under the age of 6 and up to $5,400 per child for those aged 6 through 17. Families with less than $30,000 in net income will receive the maximum benefit.

Under the current system, families with $30,000 in net income and one child would have received $4,852 in child benefits, after tax, if their child is under the age of 6 and $3,916 if their child is aged 6 through 17.

To recognize the additional costs of caring for a child with a severe disability, Budget 2016 proposes to continue to provide the Child Disability Benefit, an additional amount of up to $2,730 per child eligible for the Disability Tax Credit.

More details on phase-out thresholds and rates for the Canada Child Benefit and the Child Disability Benefit can be found in the accompanying document Tax Measures: Supplementary Information.

The Canada Child Benefit will be paid monthly to eligible families, beginning in July 2016, replacing the Canada Child Tax Benefit and the Universal Child Care Benefit.

58	Chapter 1

It is estimated that families will receive approximately $23 billion in Canada Child Benefit payments during the 2016–17 benefit year. Nine out of ten families will receive more in child benefits than under the current system (see Charts 1.2 and 1.3 for illustrations).

Help for the Middle Class	59

60	Chapter 1

Help for the Middle Class	61

Another key feature of the Canada Child Benefit is that it will deliver enhanced support to low-income families, including many single parents. As Charts 1.2 and 1.3 illustrate, the maximum benefit will be much more generous than that provided by the current system. Moreover, the benefit will start to be reduced at a higher income level, and will be reduced more gradually as income rises.

With the introduction of a much better-targeted Canada Child Benefit, about 300,000 fewer children will be living in poverty in 2016–17 compared with 2014–15. This represents a major step forward towards the goal of ensuring that all children have a fair shot at succeeding. The Canada Child Benefit will continue to play a leading role in supporting poverty reduction in future years.

62	Chapter 1

HOW CANADIAN FAMILIES WILL BENEFIT FROM THE NEW CANADA CHILD BENEFIT

Increased Benefits for a Family of Four With $90,000—Example

Aveen and Sarita have two children aged 8 and 5. Aveen earned $30,000 and Sarita earned $60,000 in 2015. Together, they would have received $3,145 under the current system (for the July 2016 to June 2017 benefit year). In comparison, the Canada Child Benefit program will deliver $5,650 in tax-free payments—a net after-tax increase of $2,505.

Increased Benefits for a Single Parent With One Child and $30,000—Example

Samantha is a single parent with one child aged 3. She earned $30,000 in 2015. Samantha would have received $4,852 under the current system (for the July 2016 to June 2017 benefit year). Instead, she will receive $6,400 in tax-free Canada Child Benefit payments—a net after-tax increase of $1,548.

Increased Benefits for a Family of Four With $120,000—Example

Ann and Derek have two children aged 7 and 4. Derek earned $84,000 and Ann earned $36,000 in 2015. Together, they would have received $1,901 under the current system (for the July 2016 to June 2017 benefit year). They will receive $3,940 in tax-free Canada Child Benefit payments—a net after-tax increase of $2,039.

Increased Benefits for a Family With One Child Eligible for the Child Disability Benefit—Example

Marion and Jacques have one child aged 4 who is eligible for the Child Disability Benefit. Marion earned $40,000 and Jacques earned $20,000 in 2015. Marion and Jacques would have received $5,129 under the current system (for the July 2016 to June 2017 benefit year). Instead, they will receive $7,030 in tax-free Canada Child Benefit payments—a net after-tax increase of $1,901.

These additional child benefits include:

• An increase of $1,607 from the introduction of the Canada Child Benefit; and

• An increase of $294 from the change to the Child Disability Benefit.

Note: The benefits received by families in these examples are illustrative. The amount that a family would receive under the current system takes account of federal and provincial/territorial taxes on the Universal Child Care Benefit, and thus would depend on the family’s province or territory of residence. It is assumed that these parents do not report any other types of income (other than the Universal Child Care Benefit in 2015, which is not taken into account in adjusted family net income), and that they do not claim any deductions.

Help for the Middle Class	63

The Canada Child Benefit will be complemented by other investments for families with children proposed in Budget 2016, such as funding towards establishing a National Framework on Early Learning and Child Care (see Chapter 2—Growth for the Middle Class).

ELIMINATING INCOME SPLITTING FOR COUPLES WITH CHILDREN

To better deliver help to those families who need it most, Budget 2016 proposes to eliminate income splitting for couples with children under the age of 18 for the 2016 and subsequent taxation years. Pension income splitting will not be affected by this change.

ELIMINATING THE CHILDREN’S FITNESS TAX CREDIT AND THE CHILDREN’S ARTS TAX CREDIT

The Children’s Fitness and Arts Tax Credits are currently worth up to $150 and $75 per child on up to $1,000 and $500 in eligible expenses, respectively. As part of the Government’s efforts to simplify the tax code and better target support for families with children, Budget 2016 proposes to reduce the maximum eligible expenses for the Children’s Fitness and Arts Tax Credits by half for 2016, and to eliminate both credits as of 2017.

The Government’s measures for families with children, combined with the middle class tax cut, will provide these families with additional net after-tax benefits of approximately $14 billion during the 2015–16 to 2020–21 period.

64	Chapter 1

HELPING YOUNG CANADIANS SUCCEED

For generations, Canadian parents have told their children a similar story: if you want a good job, stay in school. At the same time, employers are constantly seeking highly skilled workers. It’s what our economy needs to grow and remain competitive.

Young Canadians took this message to heart. They knew that studying hard in school would guarantee entry into an affordable college, university or apprenticeship program, which would in turn lead to a steady and secure job that made it possible to pay down what little debt they had accumulated.

Unfortunately, for too many Canadians, rising costs have made post-secondary education less affordable. Fewer are able to save for their education, and those who receive financial assistance often find it difficult to repay their loans.

As Canada’s population ages, its prosperity will increasingly depend on young Canadians getting the education and training they need to prepare for the jobs of today and tomorrow. Now more than ever, it is important that post-secondary education remains affordable and accessible, and that young Canadians have access to meaningful work at the beginning of their careers.

The future of young Canadians—and indeed, the future of all Canadians—depends on it.

MAKING POST-SECONDARY EDUCATION MORE AFFORDABLE

Budget 2016 proposes a package of reforms to the Canada Student Loans Program that will make post-secondary education more affordable for students from low- and middle-income families and ensure that student debt loads are manageable. These measures will also simplify the application process for student financial assistance, making the Canada Student Loans Program more transparent and predictable.

ENHANCING CANADA STUDENT GRANTS

Budget 2016 proposes to increase Canada Student Grant amounts by 50 per cent:

•	from $2,000 to $3,000 per year for students from low-income families;

•	from $800 to $1,200 per year for students from middle-income families; and

•	from $1,200 to $1,800 per year for part-time students.

Help for the Middle Class	65

Increased grant amounts will be available for the 2016–17 academic year.

Enhancing the Canada Student Grant amounts, which have not been updated since 2009, will ensure that students receive help that reflects the rising costs of post-secondary education, and that keeps debt loads manageable.

Middle-income families that struggle to save for their kids’ education will benefit from these increased amounts. Nearly 100,000 students from middle-income families will receive increased assistance each year as a result of this measure.

The results are even greater for low-income families, many of whom find it impossible to save for post-secondary education. Approximately 247,000 students from low-income families will benefit from these changes.

Part-time students, who often attend school while working or caring for families of their own, will benefit as well. Approximately 16,000 part-time students will receive more financial assistance.

In total, these measures will provide assistance of $1.53 billion over five years, starting in 2016–17, and $329 million per year thereafter.

Going forward, the Government will work with the provinces and territories to expand eligibility for Canada Student Grants so that even more students can receive non-repayable assistance. Under the new model, the existing low- and middle-income thresholds will be replaced with a single progressive threshold under which grant amounts will gradually decline based on income and family size.

The new eligibility thresholds are expected to be in place for the 2017–18 academic year, following consultations with provinces and territories. Budget 2016 proposes to provide $790 million over four years, starting in 2017–18, and $216 million per year thereafter to expand eligibility thresholds.

The Canada Student Grants Program has been a great success and has had a tremendous impact on students in this country. To remain relevant it must be increased to keep up with the rising costs associated with attaining an education…Targeted grants are the best mechanism to reduce student debt loads, and are associated with higher rates of successful debt repayment over time.

—CANADIAN ALLIANCE OF STUDENT ASSOCIATIONS

66	Chapter 1

MAKING STUDENT DEBT MORE MANAGEABLE

Too often, former students are confronted with sizeable outstanding loans that they are unable to repay.

Budget 2016 proposes to increase the loan repayment threshold under the Canada Student Loans Program’s Repayment Assistance Plan to ensure that no student will have to repay their Canada Student Loan until they are earning at least $25,000 per year.

This new threshold will provide increased flexibility in repayment and better reflects minimum wages, helping to ease students’ transition into the workforce.

This measure will provide assistance of $131.4 million over five years, beginning in 2016–17, and $31 million per year thereafter. The Government will also increase efforts to make sure that students eligible for assistance under the Repayment Assistance Plan are making full use of the program.

Making Student Debt More Manageable

Steven, a recent post-secondary graduate, earns $23,000 per year at his current job. He is finding it difficult to repay his outstanding Canada Student Loans debt of $12,000. Under the proposed changes to the Repayment Assistance Plan, Steven will not be required to make any immediate payments on his Canada Student Loan since his annual income is below the new $25,000 income threshold for repayment. The Government will cover the interest owing on Steven’s Canada Student Loan until he has the financial flexibility to repay his loan.

Help for the Middle Class	67

INTRODUCING A FLAT-RATE STUDENT CONTRIBUTION

Budget 2016 proposes to introduce a flat-rate student contribution to determine eligibility for Canada Student Loans and Grants to replace the current system of assessing student income and financial assets.

This change would allow students to work and gain valuable labour market experience without having to worry about a reduction in their level of financial assistance. It would also benefit adult learners, many of whom may work while studying or have significant financial assets. This measure will provide assistance of $267.7 million over four years, starting in 2017–18, and $73 million per year thereafter.

The Government will work collaboratively with provinces and territories to finalize the flat-rate contribution model in time for implementation in the 2017–18 academic year.

ELIMINATING THE EDUCATION TAX CREDIT AND THE TEXTBOOK TAX CREDIT

In support of the Government’s commitment to improve the affordability of post-secondary education for low- and middle-income families, Budget 2016 proposes to eliminate the Education and Textbook Tax Credits, effective January 1, 2017. These credits are not targeted based on income and often provide little direct support to students at the time they need it most.

Savings realized from eliminating these credits will be used to enhance student financial assistance, to help provide timely assistance to students from low- and middle-income families. Tax credit amounts carried forward from years prior to 2017 will still be claimable in 2017 and subsequent years.

Measures proposed in Budget 2015 related to the Canada Student Loans Program and Canada Student Grants will not be pursued in order to better target support to students from low- and middle-income families.

68	Chapter 1

Summary of Proposed Measures to Make Post-Secondary Education More Affordable

	Current Program	Proposed Changes [1]	Impact
Enhancing Canada Student Grants	• $2,000 per year for students from low- income families • $800 per year for students from middle- income families • $1,200 per year for part-time students	• $3,000 per year for students from low-income families • $1,200 per year for students from middle-income families • $1,800 per year for part-time students

These changes will help students cover the costs of their education without increasing student debt loads.

Further enhancements to expand eligibility for Canada Student Grants will be in place for the 2017–18 academic year.

Introducing a Flat- Rate Student Contribution	Students must estimate their financial assets and income earned while studying to determine eligibility for Canada Student Loans and Grants.	Students will be required to contribute a flat amount each year towards the costs of their education, and financial assets and student income will no longer be considered.

This change will allow students to work and gain valuable labour market experience without having to worry about a reduction in their level of financial assistance. It will also benefit adult learners, many of whom may work while studying or have significant financial assets.

Making Student Debt More Manageable	Loan repayment threshold under the Repayment Assistance Plan is $20,210	Loan repayment threshold under the Repayment Assistance Plan will be $25,000	This change will ensure that no student will have to repay their Canada Student Loan until they are earning at least $25,000 per year.
[1] Proposed changes to be implemented for the 2016–17 academic year, with the exception of the flat-rate contribution, which will be implemented for the 2017–18 academic year.

Help for the Middle Class	69

HELPING YOUTH OBTAIN VALUABLE WORK EXPERIENCE

A RENEWED YOUTH EMPLOYMENT STRATEGY

Each year the Government invests more than $330 million in the Youth Employment Strategy to help young people gain the skills, abilities and work experience they need to find and maintain good employment.

To expand employment opportunities for young Canadians, Budget 2016 proposes to invest an additional $165.4 million in the Youth Employment Strategy in 2016–17.

Funding will be used to:

•	create new green jobs for youth, to help young Canadians gain valuable work experience, learn about our natural environment and contribute to economic growth in environmental sectors;

•	increase the number of youth who access the Skills Link program, which helps young Canadians—including Indigenous and disabled youth—make a more successful transition to the workforce; and

•	increase job opportunities for young Canadians in the heritage sector, under the Young Canada Works program.

This funding would be in addition to the $339 million already announced for the Canada Summer Jobs program, to be delivered over three years, starting in 2016–17.

Going forward, the Government will make additional investments in the Youth Employment Strategy in 2017–18 and 2018–19. These investments will be targeted toward supporting employment opportunities for vulnerable youth.

70	Chapter 1

Investing in Summer Jobs for Youth

The Government of Canada understands that to successfully transition into the labour market, young Canadians need meaningful work at the beginning of their careers. A summer job is an important way for youth to gain work experience.

To that end, on February 12, 2016, the Government announced that it will invest $339 million over three years, starting in 2016–17, to create up to 35,000 additional jobs in each of the next three years under the Canada Summer Jobs program. This investment will more than double the number of job opportunities supported by the program.

The Canada Summer Jobs program helps employers create summer job opportunities for students. The program provides funding to not-for-profit organizations, public-sector employers and small businesses with 50 or fewer employees to create summer job opportunities for young people aged 15 to 30 years who are full-time students intending to return to their studies in the next school year. The program is part of the Government’s Youth Employment Strategy.

PRIME MINISTER’S YOUTH COUNCIL

To ensure the Government does a better job of understanding and addressing the needs of Canada’s youth, over the course of the next year, the Government will develop and establish a Prime Minister’s Youth Advisory Council, consisting of young Canadians aged 16-24 from diverse communities and from all regions of Canada. The Council will provide non-partisan advice to the Prime Minister on key issues such as employment and education, building stronger communities as well as climate change and clean growth.

YOUTH SERVICE

The Government is committed to helping young Canadians gain valuable work and life experience while providing support for communities across Canada. Budget 2016 proposes to provide $105 million over five years, starting in 2016–17, and $25 million per year thereafter in support of youth service. Further details will be announced in the coming months.

EXPERT PANEL ON YOUTH EMPLOYMENT

More can—and should—be done to improve job outcomes for vulnerable youth. To that end, Budget 2016 proposes to establish an Expert Panel on Youth Employment to assess the barriers faced by vulnerable youth in finding and keeping jobs, and to examine innovative practices used by governments, non-governmental organizations and employers both at home and abroad to improve job opportunities for vulnerable youth.

The Panel will report back to the Minister of Youth and the Minister of Employment, Workforce Development and Labour by December 2016. The Panel’s findings will help inform future investments in this area, including enhancements to the Youth Employment Strategy.

Help for the Middle Class	71

INCREASING CO-OP PLACEMENTS AND STRENGTHENING WORK INTEGRATED LEARNING

Recognizing the importance of demand-driven education and training, the Government will launch the Post-Secondary Industry Partnership and Co-operative Placement Initiative in 2016. The Initiative will support partnerships between employers and willing post-secondary educational institutions to better align what is taught with the needs of employers. The Initiative will also support new co-op placements and work-integrated learning opportunities for young Canadians, with a focus on high-demand fields, such as science, technology, engineering, mathematics and business. Total costs of this measure would be $73 million over four years, starting in 2016–17. Further development of support for co-op placements will be integrated in the Government’s commitment to advance an Innovation Agenda to spur economic growth (see Chapter 2—Growth for the Middle Class).

IMPROVING EMPLOYMENT INSURANCE

Canada’s Employment Insurance (EI) program provides economic security to Canadians when they need it most. For some, help is needed because they have lost their job through no fault of their own. For others, extra support is required because they are out of the workforce to raise children or provide care for a loved one. Whatever the circumstance, no Canadian should struggle to get the assistance they need.

To better make sure that Canadians get the help they need, when they need it, the Government is taking immediate action to improve Employment Insurance. This includes making changes to the eligibility rules for new entrants and re-entrants, temporarily enhancing benefits in certain regions, and investing in improved service delivery. In addition, starting in 2017, the waiting period for benefits will be reduced. This means that when a worker loses their job and applies for Employment Insurance, they will be without income for a shorter period of time.

72	Chapter 1

EXPANDING ACCESS TO EMPLOYMENT INSURANCE FOR NEW ENTRANTS AND RE-ENTRANTS

Many new workers—such as young Canadians and recent immigrants—find it difficult to access EI support. At present, new entrants and re-entrants to the labour market must accumulate at least 910 hours of insurable employment before being eligible for EI regular benefits. Budget 2016 proposes to amend the rules to eliminate the higher EI eligibility requirements that restrict access for new entrants and re-entrants to the labour market. With these changes, new entrants and re-entrants will face the same eligibility requirements as other claimants in the region where they live. An estimated 50,000 additional claimants will become eligible for EI benefits as a result of this measure, which will take effect in July 2016.

Eliminating the New Entrant and Re-entrant Employment Insurance Requirements

Donald lives in Winnipeg, Manitoba, where he has worked part-time over the past six months since graduating from college. He was recently laid off.

Under current EI eligibility rules, Donald would be considered a new entrant to the labour force. As a result, he would need to have worked at least 910 hours over the past 52 weeks to qualify for EI benefits. Since Donald only worked 780 hours over this period, he does not qualify for benefits.

Under the proposed changes, Donald would face the same EI eligibility requirements as other claimants in his region. As of March 13, 2016, the threshold for applicants living in Winnipeg is set at 665 hours. Donald would meet this requirement, and could receive up to 17 weeks of EI benefits while he looks for new work to start his career.

This measure is proposed to take effect in July 2016.

Help for the Middle Class	73

REDUCING THE EMPLOYMENT INSURANCE WAITING PERIOD FROM TWO WEEKS TO ONE

Under the EI program, claimants must wait two weeks before they can start receiving benefits. This waiting period acts like the deductible that must be paid for other types of insurance. Unfortunately, this delay can make it difficult for some to make ends meet while they wait for their first EI payment. To help reduce the period of time during which a claimant is without income, Budget 2016 proposes to make legislative changes to reduce the EI waiting period from two weeks to one week effective January 1, 2017.

EXTENDING THE WORKING WHILE ON CLAIM PILOT PROJECT

The Working While on Claim pilot project helps individuals stay connected to the labour market by ensuring that claimants always benefit from accepting work. Under the current pilot, claimants can keep 50 cents of their EI benefits for every dollar they earn, up to a maximum of 90 per cent of the weekly insurable earnings used to calculate their EI benefit amount. Budget 2016 proposes to extend the current EI Working While on Claim pilot project until August 2018. Extending the pilot will allow time for further assessment to ensure the program works for Canadians. Under the extended pilot, claimants will be able to have the rules of an earlier pilot, introduced in 2005, applied to their claims.

SIMPLIFYING JOB SEARCH RESPONSIBILITIES FOR EMPLOYMENT INSURANCE CLAIMANTS

In 2012, changes were made to the EI program to specify the type of jobs that unemployed workers are expected to search for and accept. For some claimants, this has meant having to accept work at lower rates of pay and with longer commuting times. Budget 2016 proposes to reverse those changes that strictly define the job search responsibilities of unemployed workers. The Government will also ensure that there are fair and flexible supports to assist EI claimants train for and find new employment.

74	Chapter 1

EXTENDING EMPLOYMENT INSURANCE REGULAR BENEFITS IN AFFECTED REGIONS

Canadians help each other in hard times and deserve an EI program that reflects that reality.

The EI program automatically adjusts to economic conditions by gradually increasing accessibility and benefits as regional unemployment rates rise. However, dramatic declines in global oil prices since late 2014 have produced sharp and sustained unemployment shocks in commodity-based regions.

In response to these unemployment shocks, Budget 2016 proposes to make legislative changes to extend the duration of EI regular benefits by 5 weeks, up to a maximum of 50 weeks of benefits, for all eligible claimants in the 12 EI economic regions that have experienced the sharpest and most severe increases in unemployment.

Extended benefits will be available for one year starting in July 2016, with the measure being applied retroactively to all eligible claims as of January 4, 2015. This measure will ensure that EI claimants in these 12 regions have the financial support they need while they search for work.

Budget 2016 also proposes to make legislative changes to offer up to an additional 20 weeks of EI regular benefits to long-tenured workers in the same 12 EI economic regions, up to a maximum of 70 weeks of benefits.

Extended benefits for long-tenured workers will be available for one year starting in July 2016, with the measure being applied retroactively to all eligible claims as of January 4, 2015. This measure will ensure that long-tenured workers, who may have spent years working in one industry or for one employer, have the financial support they need while they search for work, possibly in an entirely different industry.

Help for the Middle Class	75

Extending Employment Insurance Benefits

Gary lives in Red Deer, Alberta, where he has worked as a pipefitter in the oil and gas sector earning $60,000 per year for the past 12 years. He was recently laid off, and he is worried about making ends meet for his family. The unemployment rate in his region has increased from 5.4 per cent in February 2015 to 8.3 per cent as of March 13, 2016.

Gary worked 1,750 hours in the 52 weeks prior to losing his job. In his economic region, this means that he qualifies for up to 40 weeks of EI benefits at a weekly benefit rate of $537. In total, under the program’s current parameters, Gary will receive $21,480 in income support while he looks for work.

However, under the temporary measures proposed in Budget 2016, Gary would be entitled to receive an extra 5 weeks of benefits. In addition, Gary has been paying maximum EI premiums and has never had a prior claim for benefits. As a result, he would also qualify to receive up to an additional 20 weeks of benefits for long-tenured workers. These additional weeks of benefits bring Gary’s total support under the EI program to 65 weeks of benefits. At his weekly benefit rate, this equals up to $34,905 in income support.

The extended weeks of benefits will provide Gary with the peace of mind that he can provide for his family while he transitions to new employment.

These measures are proposed to take effect in July 2016.

Extending Employment Insurance Benefits

Budget 2016 proposes to extend EI regular benefits by 5 weeks to all eligible claimants, and to provide up to an additional 20 weeks of EI regular benefits to long-tenured workers, in the following EI economic regions:

	• Newfoundland/Labrador • Sudbury • Northern Ontario • Northern Manitoba • Saskatoon • Northern Saskatchewan • Calgary	• Northern Alberta • Southern Alberta • Northern British Columbia • Whitehorse • Nunavut

In these regions, the unemployment rate increased by two percentage points or more for a sustained period between March 2015 and February 2016, compared to its lowest point between December 2014 and February 2015, without showing significant signs of recovery.

76	Chapter 1

EXTENDING THE MAXIMUM DURATION OF WORK-SHARING AGREEMENTS

Work-Sharing helps employers and employees avoid layoffs when there is a temporary reduction in the normal level of business activity that is beyond the control of the employer. Work-Sharing provides income support to employees eligible for EI benefits who work a temporarily reduced work schedule while their employer recovers.

Budget 2016 proposes to extend the maximum duration of Work-Sharing agreements from 38 weeks to 76 weeks across Canada. Extended Work-Sharing agreements will help employers retain skilled employees and avoid the costs of recruiting and training new employees when business returns to normal levels. They also enable employees to continue working and maintain their skills while supplementing their wages with EI benefits for the days they are not working.

MAKING EMPLOYMENT INSURANCE SERVICE DELIVERY MORE RESPONSIVE

Between December 2014 and December 2015, EI claims increased 7.8 per cent and the number of EI beneficiaries increased 7.3 per cent nationally. To ensure that Canadians get timely access to the benefits to which they are entitled, Budget 2016 proposes to provide $19 million in 2016–17 to enable Service Canada to meet the increased demand for EI claims processing, and offer better support to Canadians as they search for new employment.

ENHANCING ACCESS TO EMPLOYMENT INSURANCE CALL CENTRES

EI Call Centre agents provide support to Canadians who require assistance to submit EI claim information or need to check the status of their EI claims. Budget 2016 proposes to invest $73 million over two years, starting in 2016–17, to improve access to EI Call Centres. This investment will increase the number of call centre agents, which will reduce waiting times and ensure that Canadians can access the information and support they need to receive their EI benefits as quickly as possible.

Help for the Middle Class	77

STRENGTHENING THE INTEGRITY OF THE EMPLOYMENT INSURANCE PROGRAM

Canadians expect sound stewardship and accountability of the EI program, which is funded through premiums paid by employers and workers. To ensure that benefits help those in need, Budget 2016 proposes to direct $21 million over three years, starting in 2016–17, to promote compliance with program rules.

In addition, the Government is committed to further improving EI. This includes making Compassionate Care Benefits easier to access, more flexible and more inclusive for those who provide care for seriously ill family members, and providing more flexibility in parental leave benefits to better accommodate unique family and work situations. These objectives will be advanced over the course of the Government’s mandate.

Summary of Proposed Measures to Improve the Employment Insurance System
	Current Program	Proposed Changes	Impact
Expanding Access for New Entrants and Re-entrants	New entrants and re-entrants to the labour market must accumulate at least 910 hours of insurable employment in the 52 weeks preceding their claim in order to qualify for EI benefits.	New entrants and re-entrants would only need to accumulate 420 to 700 hours of insurable employment, depending on the unemployment rate in their region to qualify for EI benefits.	New entrants and re-entrants will face the same eligibility criteria as other claimants in the region where they live.
Reducing the EI Waiting Period from Two Weeks to One	Currently, EI claimants must serve a two-week waiting period prior to receiving benefits.	The waiting period would be reduced from two weeks to one week.	Reducing the EI waiting period will help reduce the period of time claimants are without income.
Extending the Working While on Claim Pilot Project	The EI Act allows claimants who work while on claim to earn the greater of $50 or 25 per cent of their weekly EI benefits before their benefits are reduced dollar for dollar.	The Working While on Claim Pilot Project allows claimants to keep 50 cents of every dollar earned while on claim, up to a maximum of 90 per cent of their weekly insurable earnings.	Extending the Working While on Claim Pilot Project will encourage claimants to accept available work by allowing them to earn higher amounts of income while in receipt of EI benefits.

78	Chapter 1

Summary of Proposed Measures to Improve the Employment Insurance System
	Current Program	Proposed Changes	Impact
Simplifying Job Search Responsibilities for EI Claimants	Since 2012, claimants have been required to accept employment at lower wages and at further distances from home the longer they receive EI.

Claimants would continue to be required to conduct job search activities and accept suitable employment, but requirements to accept work at lower pay and with longer commuting times would be eliminated.

Simplifying job search requirements for EI claimants will provide more fairness and flexibility for claimants in searching for new employment.
Extending EI Regular Benefits in Affected Regions

Claimants are eligible to receive between 14 and 45 weeks of EI regular benefits, depending on the unemployment rate in their region and the number of insurable hours worked during their qualifying period.

Claimants in affected regions would be eligible to receive an extra 5 weeks of EI regular benefits, up to a maximum of 50 weeks.

Long-tenured workers in affected regions would be eligible to receive up to an additional 20 weeks of EI regular benefits, up to a maximum of 70 weeks.

Extending EI regular benefits in affected regions, including for long-tenured workers, will ensure that claimants in these regions have the financial support they need while they search for work.
Extending the Maximum Duration of Work-Sharing Agreements	Work-Sharing agreements may be established for 26 weeks, and can be extended by 12 weeks, for a maximum length of 38 weeks.	The maximum duration of Work-Sharing agreements would be extended to 76 weeks.

Extending Work-Sharing agreements will help employers retain skilled employees and avoid the costs of recruiting and training new employees, and will help employees maintain their skills and jobs while supplementing their earnings with EI benefits.

Help for the Middle Class	79

INVESTING IN SKILLS AND TRAINING

In today’s rapidly changing economy, Canadians need to obtain the skills and training necessary to qualify for well-paying jobs, both now and in the future. While Canada’s labour force is already highly skilled, there are opportunities to further improve Canada’s performance by helping middle class Canadians, and those working hard to join it, obtain the skills and training needed to participate fully in the labour market. That is why Budget 2016 proposes additional investments in skills training to help Canadians succeed and to strengthen the middle class.

ENHANCING INVESTMENTS IN TRAINING

Through agreements with provinces and territories, the Government funds a range of training and employment programs for unemployed and underemployed Canadians. These programs provide Canadians opportunities to develop and upgrade their skills and to access job search tools and career counselling. Through the Labour Market Development Agreements, the Government provides $1.95 billion each year to provinces and territories to support unemployed workers who are eligible for Employment Insurance. For those who are not eligible for Employment Insurance, the Government provides $500 million each year to provinces and territories through the Canada Job Fund Agreements. Budget 2016 proposes to provide an additional $125 million in 2016–17 for the Labour Market Development Agreements, and an additional $50 million in 2016–17 for the Canada Job Fund Agreements. These investments will help ensure unemployed and underemployed Canadians can access the training and supports they need to develop their skills and pursue opportunities for a better future.

This is the first step in the Government’s plan to boost support for skills and training through these agreements. The Government will conduct broad-based consultations with provinces, territories and stakeholders in 2016–17 to identify ways to improve these agreements and guide future investments to strengthen labour market programming.

80	Chapter 1

STRENGTHENING UNION-BASED APPRENTICESHIP TRAINING

A skilled, mobile and certified skilled trades workforce is built upon high-quality apprenticeship training systems. Apprentices work and learn in a variety of settings, including on-the-job, at colleges and polytechnics, and through union-based training centres. To strengthen the role of union-based training providers, Budget 2016 proposes to provide $85.4 million over five years, starting in 2016–17, to develop a new framework to support union-based apprenticeship training. As well as improving the quality of training through investments in equipment, the framework will seek to incorporate greater union involvement in apprenticeship training and support innovative approaches and partnerships with other stakeholders, including employers.

INVESTING IN ADULT BASIC EDUCATION IN THE NORTH

The Northern Adult Basic Education Program provides targeted funding to northern colleges to expand and improve their adult basic education services and leverage their existing network of learning infrastructure.

To support the delivery of adult basic education services by colleges in the territories, Budget 2016 proposes to provide $3.9 million in 2016–17 to extend the Northern Adult Basic Education Program for one year. During this time, the Government will review the program with a view to determining how to best support the participation of Northerners in the labour market.

INCREASING THE NORTHERN RESIDENTS DEDUCTION

To help draw skilled labour to northern and isolated communities, Budget 2016 proposes to increase the maximum daily residency deduction to $22 from $16.50. This measure will be effective as of January 1, 2016 and is estimated to reduce federal revenues by about $255 million over the 2015–16 to 2020–21 period.

Help for the Middle Class	81

SUPPORTING FLEXIBLE WORK ARRANGEMENTS

Many Canadians struggle to balance the responsibilities of work and family, which can affect their overall well-being and productivity at work. Flexible work arrangements, such as flexible start and finish times or the ability to work from home, can help employees to balance these responsibilities. The Government will explore ways to ensure that federally regulated employees are better able to manage the demands of paid work and their personal and family responsibilities outside of work.

LABOUR MARKET INFORMATION FOR CANADIANS

Access to timely, reliable, and comprehensive labour market information is critical to ensure that all Canadians, including students, workers, employers and educators, have the information they need to make informed decisions. The Government remains committed to working collaboratively with provinces and territories to provide information that will equip Canadians with the tools to access a broad range of job opportunities.

INTRODUCING A TEACHER AND EARLY CHILDHOOD EDUCATOR SCHOOL SUPPLY TAX CREDIT

In recognition of the costs educators often incur at their own expense for supplies that enrich our children’s learning environment, Budget 2016 proposes a new Teacher and Early Childhood Educator School Supply Tax Credit. The proposed 15-per-cent refundable income tax credit will apply on up to $1,000 of eligible supplies (such as paper, glue and paint for art projects, games and puzzles, and supplementary books). The proposal will apply to the 2016 and subsequent tax years and will provide a benefit worth about $140 million over the 2015–16 to 2020–21 period.

82	Chapter 1

Table1.1

HELP FOR THE MIDDLE CLASS

millions of dollars

	2015-16	2016-17	2017-18	Total
Strengthening the Middle Class
Middle Class Tax Cut and Related Measures	370	1,265	1,180	2,815
Introducing the Canada Child Benefit–Net Cost		4,510	5,370	9,880
Of which:
Canada Child Benefit		17,355	22,875	40,230
Canada Child Tax Benefit and National Child Benefit Supplement		-7,920	-10,740	-18,660
Universal Child Care Benefit		-4,925	-6,765	-11,690
Eliminating Income Splitting for Couples With Children	-475	-1,920	-1,980	-4,375
Eliminating the Children’s Fitness Tax Credit and the Children’s Arts Tax Credit	-20	-120	-245	-385
Subtotal–Strengthening the Middle Class	-125	3,735	4,325	7,935

Helping Young Canadians Succeed
Enhancing Canada Student Grants		216	468	684
Making Student Debt More Manageable		15	25	40
Introducing a Flat-Rate Student Contribution			49	49
Eliminating the Education Tax Credit and the Textbook Tax Credit		-105	-445	-550
Savings From Not Proceeding With Budget 2015 Measures Related to Canada Student Loans and Grants		-76	-113	-189
A Renewed Youth Employment Strategy		165		165
Youth Service		5	25	30
Increasing Co-op Placements and Strengthening Work Integrated Learning		12	12	24
Subtotal–Helping Young Canadians Succeed		232	21	253

Help for the Middle Class	83

Table1.1

HELP FOR THE MIDDLE CLASS

millions of dollars

	2015-16	2016-17	2017-18	Total
Improving Employment Insurance
Expanding Access to Employment Insurance for New Entrants and Re-entrants		259	307	567
Reducing the Employment Insurance Waiting Period From Two Weeks to One		206	752	957
Extending the Working While on Claim Pilot Project		48	81	129
Extending Employment Insurance Regular Benefits in Affected Regions		405	177	582
Extending the Maximum Duration of Work-Sharing Agreements		44	83	126
Making Employment Insurance Service Delivery More Responsive		19		19
Enhancing Access to Employment Insurance Call Centres		32	41	73
Strengthening the Integrity of the Employment Insurance Program		6	8	14
Subtotal–Improving Employment Insurance		1,018	1,449	2,467

Investing in Skills and Training
Enhancing Investments in Training		175		175
Strengthening Union-Based Apprenticeship Training			10	10
Investing in Adult Basic Education in the North		4		4
Increasing the Northern Residents Deduction	10	45	50	105
Introducing a Teacher and Early Childhood Educator School Supply Tax Credit	5	25	25	55
Subtotal–Investing in Skills and Training	15	249	85	349

Total	-110	5,234	5,880	10,914
Less previously announced funds	-370	-1,275	-1,190	-2,835
Less projected revenues		-369	-1,057	-1,426

Net Fiscal Cost	-480	3,590	3,633	6,743

Note:	Totals may not add due to rounding.

84	Chapter 1

Chapter 2

GROWTH FOR THE MIDDLE CLASS

INTRODUCTION

In the last century, it was Canada’s growing and optimistic middle class that built a better country–not just for themselves, but for their children and grandchildren.

The investments they made in Canada’s future prosperity improved the quality of life for every generation that followed. It’s time for Canada to once again make smart, strategic investments that will grow Canada’s economy and make it an even better place to call home.

Canada’s middle class will benefit from the immediate help provided by Budget 2016, but ongoing growth is equally important. By investing in infrastructure now–in the projects Canada needs and the people who can build them–growth for the middle class can be secured well into the future.

At the same time, to deliver new results, Canada must try new things. In Budget 2016, the Government is defining a new vision for Canada’s economy: Canada as a centre of global innovation.

Together, investments in infrastructure and in innovation will form the foundation for a more inclusive society—one that delivers stronger growth and a better quality of life for the middle class and those working hard to join it.

INVESTING IN INFRASTRUCTURE TO CREATE JOBS AND PROSPERITY FOR THE MIDDLE CLASS

Investing in infrastructure creates good, well-paying jobs that can help the middle class grow and prosper today. And by making it easier to move people and products, well-planned infrastructure can deliver sustained economic growth for years to come.

At the same time, new challenges have emerged that make the need for investment more acute: things like the rapid growth of Canada’s cities, climate change, and threats to our water and land.

Congestion in Canadian communities makes life more difficult for busy families, and has a negative effect on our economy—when businesses can’t get their goods to market, it undermines growth.

A changing climate is also hard on communities. From floodways to power grids, investments are needed to make sure Canada’s communities remain safe and resilient places to live.

Investing in infrastructure is not just about creating good jobs and economic growth. It’s also about building communities that Canadians are proud to call home.

With historic investments in public transit, green infrastructure and social infrastructure, Budget 2016 will take advantage of historically low interest rates to renew Canada’s infrastructure and improve the quality of life for all Canadians.

In Budget 2016, the Government will implement an historic plan to invest more than $120 billion in infrastructure over 10 years, to better meet the needs of Canadians and better position Canada’s economy for the future.

86	Chapter 2

The Government’s plan will be implemented in two phases.

In addition to funding flowing through the existing programs that support infrastructure, the Government will implement a short-term Phase 1 plan to immediately invest in the infrastructure Canadians need—to modernize and rehabilitate public transit, water and wastewater systems, provide affordable housing, and protect existing infrastructure from the effects of climate change. Phase 1 focuses primarily on infrastructure investments over the next two years.

Phase 2 will deliver on the remaining eight years of the Government’s long-term infrastructure plan. In this phase, the goals will be broader and more ambitious: a more modern, cleaner economy; a more inclusive society; and an economy better positioned to capitalize on the potential of global trade.

This second phase will go hand in hand with the transition to a low-carbon economy. It will make Canada’s largest cities better places to live, through cost-effective, sustainable, integrated transportation networks. And it will aim to deliver fast, efficient trade corridors that allow Canadian exporters to benefit fully from international trade.

In making its investments, the Government will balance support for projects of different size and scope—both those of local and regional importance, and larger, economically strategic projects that can provide transformative change at the national level.

Growth for the Middle Class	87

A long-term infrastructure investment plan is an opportunity to make meaningful contributions to Canada’s economic growth and sustainable development by addressing important infrastructure challenges of national significance. Ambitious projects will be supported to reduce urban transportation congestion, improve and expand trade corridors, and reduce the carbon footprint of the national energy system.

New institutions could provide Canada an opportunity to improve infrastructure management across the country by working with our partners to:

•	Pursue evidence-based decision-making, arrived at through independent, expert advice;

•	Examine new innovative financing instruments to reduce the cost of municipal infrastructure projects so that more are built and they get started earlier;

•

Where it is in the public interest, engage public pension plans and other innovative sources of funding—such as demand management initiatives and asset recycling—to increase the long-term affordability and sustainability of infrastructure in Canada; and

•	Better support the use of state-of-the-art infrastructure technology to improve the efficiency and effectiveness of existing assets.

The Government will engage with its provincial, territorial, municipal and Indigenous partners, as well as global institutional investors and other stakeholders, and will announce Phase 2 of the long-term plan in the next year.

PHASE 1 OF CANADA’S NEW INFRASTRUCTURE PLAN

Starting with Budget 2016, Canadians will see real investments made in their communities. Immediate investments that will create jobs and support clean growth across the country.

Phase 1 of the Government’s infrastructure plan proposes to provide $11.9 billion over five years, starting right away. Budget 2016 puts this plan into action with an immediate down payment on this plan, including:

•	$3.4 billion over three years to upgrade and improve public transit systems across Canada;

•	$5.0 billion over five years for investments in water, wastewater and green infrastructure projects across Canada; and

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•

$3.4 billion over five years for social infrastructure, including affordable housing, early learning and child care, cultural and recreational infrastructure, and community health care facilities on reserve.[2]

The Department of Finance estimates that these and other measures announced in Budget 2016 will raise the level of real gross domestic product by 0.5 per cent in the first year and by 1.0 per cent by the second year (see Annex 2—Economic Impacts of Budget Measures, for details).

This approach is in line with recommendations by the Organisation for Economic Co-operation and Development and the International Monetary Fund, which have argued that governments with the fiscal flexibility to undertake productivity-enhancing investments should do so—both to boost demand in the short term and lay a solid foundation for long-term growth.

The Government is also taking action to ensure that Canadians benefit from the better services that more modern, efficient and sustainable federal infrastructure can provide. Budget 2016 proposes to provide $3.4 billion over the next five years, on a cash basis, to maintain and upgrade federal infrastructure assets such as national parks, small craft harbours, federal airports and border infrastructure. This funding will also support the clean-up of contaminated sites across the country.

In addition to the new funding announced in Budget 2016, the Government will support the infrastructure priorities of communities across Canada. The Government will:

•

Continue to make available approximately $3 billion each year in dedicated funding for municipal infrastructure projects through the Gas Tax Fund and the incremental Goods and Services Tax Rebate for Municipalities;

•

Work with provincial, territorial and municipal partners to get projects underway, by accelerating spending from the $9 billion available under the New Building Canada Fund’s Provincial-Territorial Infrastructure Component and other existing infrastructure programs;

•

Transfer remaining uncommitted funds from older federal infrastructure programs to municipalities through the Gas Tax Fund in 2016–17 in order to ensure funds are directed towards municipal infrastructure priorities in the near term; and

[2]	Numbers may not add due to rounding.

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•

Ensure that Government institutions are aligned to best support infrastructure innovation, including by transferring responsibility for PPP Canada Inc. to the Minister of Infrastructure and Communities.

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BUILDING STRONG CITIES THROUGH INVESTMENTS IN PUBLIC TRANSIT

Canadian cities have been growing at a rapid rate, but investment in public transit has not kept pace. This has led to more traffic congestion, and long commutes that make it harder for people to get to work and for families to spend time together.

The gridlock that results has a serious financial impact—costing Canada’s economy billions of dollars in lost productivity each year—and is damaging to the environment.

To improve and expand public transit systems across Canada, Budget 2016 proposes to invest up to $3.4 billion in public transit over three years, starting in 2016–17. Funding will be provided through a new Public Transit Infrastructure Fund.

These investments will help to shorten commute times, cut air pollution, strengthen communities and grow Canada’s economy.

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Making Immediate Investments in Public Transit

Canadians need immediate investments in their communities’ public transit systems, so that they can get to work on time, and back home at the end of a long day. The Public Transit Infrastructure Fund will make these long overdue investments. Funding will be provided to support projects that will deliver increased capacity, enhanced service or improved environmental outcomes. Projects could include:

•	Upgrades to subway tracks, bridges, signals and switches for the Montreal Metro;

•	Fleet replacement, including the purchase of new subway cars, low-floor buses, and street cars by the Toronto Transit Commission; and

•	Accelerated design, implementation and construction work for new large-scale projects, such as new light rail transit lines in Greater Vancouver and Ottawa.

To get projects moving quickly, the Government will fund up to 50 per cent of eligible costs for projects. Funding under the program will be allocated to municipalities based on ridership, as per the table below.

Jurisdiction	Share of National Public Transit Ridership	Funding Under the Public Transit Infrastructure Fund
British Columbia	13.63%	$460,490,000
Alberta	10.28%	$347,190,000
Saskatchewan	0.86%	$29,000,000
Manitoba	2.45%	$82,840,000
Ontario	44.01%	$1,486,680,000
Quebec	27.35%	$923,710,000
New Brunswick	0.26%	$8,740,000
Nova Scotia	0.95%	$32,200,000
Prince Edward Island	0.02%	$660,000
Newfoundland and Labrador	0.15%	$4,940,000
Yukon	0.03%	$890,000
Northwest Territories	0.01%	$320,000
Total	100.00%	$3,377,660,000

Notes: Ridership based on calculations done by the Canadian Urban Transit Association in the 2014 Canadian Transit Fact Book. There are no public transit systems in Nunavut.

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INVESTING IN GREEN INFRASTRUCTURE

To ensure that Canada’s communities are healthy and productive places to live, Budget 2016 proposes to invest $5.0 billion over the next five years in infrastructure that protects communities and supports Canada’s ongoing transition to a clean growth economy.

These investments will help Canadian communities adapt to the challenges of climate change. As referenced in Chapter 4—A Clean Growth Economy, the Government will invest in electric vehicle and alternative transportation fuel infrastructure, initiatives to foster regional electricity cooperation, and the development of building codes and standards that integrate climate resiliency requirements.

There is also an urgent need in many Canadian communities to modernize water and wastewater infrastructure. Working with provinces, territories, municipalities and First Nations communities, the Government will invest in this essential infrastructure, and will seek out new partnerships on innovative green infrastructure projects and capacity-building programs.

BUILDING CAPACITY IN MUNICIPALITIES TO ADDRESS CLIMATE CHANGE

From reducing greenhouse gas emissions to transforming the way we live, work and move around our communities, municipalities are on the front lines of serving Canadians. When it comes to issues like climate change—a significant challenge that will affect every community in different ways—help from other orders of government is needed.

To support municipalities’ front-line efforts, the Government has announced $75 million in new funding for local governments to address climate change, to be delivered by the Federation of Canadian Municipalities. This investment will support municipality-led projects to identify and implement greenhouse gas reduction opportunities. It will also support the assessment of local climate risks, and the integration of these impacts into asset management plans.

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FUNDING INNOVATIVE GREEN MUNICIPAL PROJECTS

Budget 2016 proposes to provide $125 million over the next two years to the Federation of Canadian Municipalities to enhance the Green Municipal Fund, including for projects that reduce greenhouse gas emissions. This Fund, established in partnership with municipalities in 2000, finances and funds innovative, municipal green infrastructure priorities, and has provided over $700 million to projects across the country since its inception.

Green Municipal Fund

The Green Municipal Fund supports projects across Canada that produce tangible benefits for communities through improved environmental, economic and social outcomes. Recently funded initiatives include:

•    The expansion of the successful Halifax Solar City pilot to install solar hot water systems and efficient water fixtures in homes; and

•     Canada’s first “net-zero” municipal library in Varennes, Quebec, which will generate as much energy as it consumes on an annual basis.

DEVELOPING COMMUNITY CAPACITY FOR ASSET MANAGEMENT BEST PRACTICES

The Government is also proposing a new $50 million capacity-building fund to support the use of asset management best practices across Canada. Asset management plans guide how core infrastructure assets are to be built, renewed, operated, maintained and replaced. This type of planning helps to maximize the use of public dollars. Smaller communities, in particular, have indicated that they lack corporate capacity to undertake these important planning activities. This funding will be delivered through the Federation of Canadian Municipalities and will strengthen capacity-building in communities for longer-term planning that supports strategic investments.

In addition, Infrastructure Canada will work with Statistics Canada to improve infrastructure-related data. This will support better information on the state and performance of core public infrastructure assets for all levels of government.

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ADAPTATION AND CLIMATE RESILIENT INFRASTRUCTURE

Canada’s future prosperity rests on its ability to adapt to new challenges, including those that result from climate change and other threats to water and land. The Government is committed to working with provincial, territorial and municipal partners to invest in shared priorities that help grow Canada’s clean economy while helping communities better prepare for these future challenges.

Many communities have already identified projects that are ready for immediate investment by the federal government, including:

•

$248 million for the Lake Manitoba and Lake St. Martin Outlet Channels Project. This project will allow the Province of Manitoba to regulate lake levels and provide flood protection to individuals, businesses and communities around these lakes. Without enhanced water control infrastructure, there is a high risk of recurring flood damage, similar to that experienced in 2011; and

•

$212 million to upgrade the Lions Gate Wastewater Treatment Plant to make it resilient to climate events. This facility provides primary treatment of wastewater for residents of the District of West Vancouver, the City of North Vancouver and the District of North Vancouver, and is threatened by risks posed by extreme weather and climate change (such as a projected rise in sea levels).

SUSTAINING HEALTHY COMMUNITIES THROUGH A NEW CLEAN WATER AND WASTEWATER FUND

Water and wastewater infrastructure is essential to keeping our waterways clean and our communities healthy and livable. Many systems across Canada need urgent improvements to ensure that Canadian families continue to have access to clean water. There are also high-risk wastewater facilities across the country that will require upgrades by 2020 in order to meet new, stronger federal environmental regulations.

To address these needs, the Government is announcing a new Clean Water and Wastewater Fund for provinces, territories and municipalities. Budget 2016 proposes to invest $2.0 billion over four years, starting in 2016–17, for immediate improvements to water distribution and treatment infrastructure.

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In addition to delivering support for urgent provincial, territorial and municipal water and wastewater priorities, funding will be delivered to communities this year, on an expedited basis. To get projects moving quickly, the Government will fund up to 50 per cent of eligible costs for projects. Investment in this Fund will improve the safety and quality of water for Canadian families, while supporting job creation and a clean growth economy.

Budget 2016 also proposes to provide $1.8 billion over five years to address health and safety needs, to ensure proper facility operation and maintenance, and to end long-term boil water advisories on First Nations reserves within five years, as referenced in Chapter 3—A Better Future for Indigenous Peoples.

Accelerating Infrastructure Spending for Communities

In addition to the new investments announced in Budget 2016, the Government has committed to accelerate spending for infrastructure projects under existing programs.

The Government is working on an urgent basis with its provincial, territorial and municipal partners to deliver these investments as quickly as possible.

Recent federal support for important projects include:

•   Over $73.3 million in funding from the federal Gas Tax Fund for 57 capital and capacity-building projects in communities across British Columbia, including drinking water, wastewater, recreational and cultural infrastructure, local roads and bridges, community energy systems and improvements for passengers at the Smithers Regional Airport;

•   Almost $5.4 million from the Small Communities Fund for water and wastewater projects in 11 communities across Saskatchewan, all of which have populations of less than 2,000, including the village of Yarbo. This investment will help ensure safe drinking water and expanded or improved wastewater systems in these communities for years to come;

•   $62 million for the Ottawa Combined Sewage Storage Tunnel under the New Building Canada Fund’s Provincial-Territorial Infrastructure Component to reduce combined sewer overflows to the Ottawa River;

•   $17.1 million in funding from the Gas Tax Fund to upgrade four drinking water treatment and distribution systems in Sherbrooke, Quebec. This investment supports the modernization of critical sustainable infrastructure and provides the residents of Sherbrooke with high-quality drinking water;

•   $19 million for the Sydney Harbour West Wastewater Collection and Treatment Plant in Nova Scotia to bring wastewater treatment services in the area up to federal environmental regulatory standards and support expansions, upgrades and modifications to existing wastewater collection infrastructure;

•   Up to $25.3 million from the Small Communities Fund to support five recreational and sport facility projects in Nunavut, including a cultural centre in Cape Dorset, repairs for the Cambridge Bay Arena and the Iqaluit Aquatic Centre; and

•   $583 million towards the development of the Calgary ring road is being reviewed for funding through the New Building Canada Fund’s National Infrastructure Component. This project would provide Albertans with a safe, modern highway network that would improve travel times in and around one of Canada’s most important cities and support economic growth in the province.

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BUILDING STRONGER COMMUNITIES

Investing in Canada’s communities is not only about creating good jobs and encouraging clean economic growth. It is also about building stronger communities.

By making new investments in social infrastructure—in things like affordable housing and early learning and child care—Budget 2016 will help strengthen the middle class, promote inclusive growth for Canadians, and lift more Canadians—including children and seniors—out of poverty.

As part of the Government’s Phase 1 commitments, Budget 2016 proposes initial social infrastructure investments totaling $3.4 billion over five years. These investments will help expand affordable housing (including shelters for victims of violence), support early learning and child care, renew cultural and recreational infrastructure, and improve community health care facilities on reserve. As referenced in Chapter 3—A Better Future for Indigenous Peoples, of this new funding, $1.2 billion will be invested in First Nations, Inuit and northern communities.

To ensure that investments reflect the needs of Canadians and Canadian communities, the Government of Canada will consult with stakeholders in the coming months to determine where future investments in social infrastructure should be made.

EXPANDING AFFORDABLE HOUSING

All Canadians need and deserve housing that is safe, adequate and affordable. Without it, Canadians feel less secure and that makes it harder to accomplish every other goal—from raising healthy children to pursuing education, jobs and opportunity. When affordable housing is in short supply, Canada’s whole economy suffers.

To give Canadians greater access to more affordable housing, Budget 2016 proposes to invest $2.3 billion over two years, starting in 2016–17. Of this amount, $2.2 billion reflects the Government’s commitment to invest in social infrastructure, including $739 million for First Nations, Inuit and northern housing. A significant portion of the $2.3 billion investment will be allocated to provinces and territories, which can identify communities where the need for affordable housing is greatest. Investing in affordable housing will provide targeted support to those who need it most and create good jobs that help grow Canada’s economy in a clean and sustainable way.

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To ensure that these investments are most effective and to help the social housing sector achieve self-reliance, the Government will consult with provinces and territories, Indigenous and other communities, and key stakeholders in the coming year to develop a National Housing Strategy.

Table 2.1

AFFORDABLE HOUSING INVESTMENTS

millions of dollars

	2016–2017	2017–2018	Total
Doubling the Investment in Affordable Housing Initiative	261.6	242.8	504.4
Increasing Affordable Housing for Seniors	100.3	100.4	200.7
Supporting Energy and Water Efficiency Retrofits and Renovations to Existing Social Housing	500.0	73.9	573.9
Supporting Shelters for Victims of Violence	60.0	29.9	89.9
Tackling Homelessness	57.9	53.9	111.8
Subtotal	979.8	500.9	1,480.7
Additional Investments in Housing for First Nations, Inuit and Northern Communities[1]	356.2	382.8	739.0
Total Investments Funded Through Social Infrastructure Commitment	1,336	883.7	2,219.7
Additional Investments to Support the Construction of Affordable Rental Housing[2]	13.1	72.6	85.7
Grand Total	1,349.1	956.3	2,305.4

[1]

Includes funding for renovation and construction of new shelters on reserve. An additional $3.4 million would be provided for shelters on reserve in 2018–19, bringing total investments for housing in First Nations, Inuit and northern communities to $742.4 million over three years, starting in 2016–17. See Chapter 3—A Better Future for Indigenous Peoples.

[2]

Funding for the construction of affordable rental housing will continue beyond 2017–18. Additional funding of $122.6 million over three years, starting in 2017–18, would be provided, bringing total investments to $208.3 million over five years. Funding for this measure is over and above investments in affordable housing under the Government’s social infrastructure commitment.

DOUBLING THE INVESTMENT IN AFFORDABLE HOUSING INITIATIVE

In response to the persistent, high demand for affordable housing across the country, Budget 2016 proposes to double current federal funding under the Investment in Affordable Housing initiative. Under this initiative, provinces and territories match federal investments and have the flexibility to design and deliver programs that are tailored to address local housing needs and pressures.

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To support the construction of new affordable housing units, the renovation and repair of existing affordable housing, measures to support housing affordability such as rent supplements, and measures to foster safe, independent living, the Government will invest $504.4 million over two years, starting in 2016–17. This increased support is expected to benefit more than 100,000 Canadian households.

INCREASING AFFORDABLE HOUSING FOR SENIORS

Canada’s senior population is growing, and many seniors now find it difficult to afford housing that is suitable, or that allows them to easily stay in their homes as long as possible.

Budget 2016 proposes to provide $200.7 million over two years, starting in 2016–17, to support the construction, repair and adaption of affordable housing for seniors. While funding will be provided under the Investment in Affordable Housing initiative, provinces and territories will not be required to cost-match these investments. This investment is expected to help improve housing conditions for more than 5,000 low-income senior households.

SUPPORTING ENERGY AND WATER EFFICIENCY RETROFITS AND RENOVATIONS TO EXISTING SOCIAL HOUSING

In addition to support provided under the Investment in Affordable Housing initiative, the Government provides ongoing support to 570,000 social housing units across Canada. Many of these units are older, equipped with less efficient energy and water systems and are urgently in need of repairs.

To support these necessary retrofits and renovations, Budget 2016 proposes to provide $573.9 million over two years, starting in 2016–17. This investment will help address the increasing demand for repairs as social housing units age, and will also improve efficiency and reduce energy use, lowering utility costs and making housing more affordable. By improving water and energy efficiency, this investment will also help the social housing sector contribute to Canada’s overall plan to reduce greenhouse gas emissions.

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PROVIDING RENT SUBSIDIES FOR FEDERALLY ADMINISTERED SOCIAL HOUSING PROVIDERS

The Government provides support for social housing through long-term operating agreements with social housing providers. As these agreements expire, some federally administered social housing providers may struggle to continue serving low-income households without increasing rental rates. Budget 2016 proposes to reallocate $30 million over two years, starting in 2016–17, to help these providers maintain rent-geared-to-income for households living in social housing. This additional support would be provided on a time-limited basis until long-term approaches to help the social housing sector achieve self-reliance can be developed through consultations with provinces, territories and stakeholders.

SUPPORTING THE CONSTRUCTION OF AFFORDABLE RENTAL HOUSING

Not all Canadians can afford to—or wish to—own their own home. As a result, affordable rental housing is an important part of the housing continuum, providing housing options for many households, including low- and middle-income Canadians, seniors and new immigrants.

To encourage the construction of affordable rental housing, Budget 2016 proposes to invest $208.3 million over five years, starting in 2016–17, in an Affordable Rental Housing Innovation Fund, to be administered by the Canada Mortgage and Housing Corporation. Funding would be used to test innovative business approaches—such as housing models with a mix of rental and home ownership—to lower the costs and risks of financing affordable rental housing projects. This investment is expected to support the construction of up to 4,000 new affordable housing rental units over five years, and is being made over and above investments in affordable housing under the Government’s social infrastructure commitment.

Going forward, Canada Mortgage and Housing Corporation will also consult with stakeholders on the design of an Affordable Rental Housing Financing Initiative to provide low-cost loans to municipalities and housing developers for the construction of new affordable rental housing projects. Up to $500 million in loans would be available each year for five years. This initiative would encourage the construction of affordable rental housing by making low-cost capital available to developers during the earliest, most risky phases of development. This initiative could support the construction of more than 10,000 new rental units over five years.

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SUPPORTING SHELTERS FOR VICTIMS OF VIOLENCE

No person fleeing domestic violence should be left without a place to turn. To this end, Budget 2016 proposes to provide $89.9 million over two years, beginning in 2016–17, for the construction and renovation of shelters and transition houses for victims of family violence. While funding will be provided under the Investment in Affordable Housing initiative, provinces and territories will not be required to cost-match these investments. This unprecedented investment is expected to support the construction or renovation of over 3,000 shelters spaces over the next two years.

TACKLING HOMELESSNESS

Homelessness is a reality for too many Canadians and a challenge for every Canadian community.

To help homeless Canadians find stable housing, Budget 2016 proposes to invest an additional $111.8 million over two years, starting in 2016–17, in the Homelessness Partnering Strategy. Through this Strategy, the Government provides direct support and funding to communities across Canada for projects to prevent and reduce homelessness, including Housing First initiatives that help homeless Canadians secure stable housing while providing them with support for underlying issues, such as mental health or addiction. This investment will give communities the support they need to help prevent and reduce homelessness, including Housing First activities, better emergency response services, and supports for youth, women fleeing violence, and veterans.

SUPPORTING EARLY LEARNING AND CHILD CARE

For Canadian families, high-quality, affordable child care is more than a convenience—it’s a necessity. The Government recognizes the deep connection between child care and the economic security of families, and proposes to invest $500 million in 2017–18 to support the establishment of a National Framework on Early Learning and Child Care. Of this amount, $100 million would be for Indigenous child care and early learning on reserve.

Because child care needs vary from family to family, and because provinces and territories have responded to those needs in different ways, the Framework will be designed to meet the needs of Canadian families, wherever they live.

Developing the Framework will begin in 2016–17, and will be a joint effort—the Government, provinces, territories and Indigenous peoples will all contribute to its creation. Investments under the new Framework are expected to flow in 2017–18.

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INVESTING IN CULTURAL AND RECREATIONAL INFRASTRUCTURE

Cultural and recreational infrastructure—places like community centres, museums, parks and arenas—helps to make our communities feel like home. In many communities, these are the places where families can play together, where neighbours can meet, and where Canadians can celebrate the many cultures that make Canada so diverse.

To support these important parts of our communities, Budget 2016 proposes to invest $168.2 million over two years, starting in 2016–17, in the Canada Cultural Spaces Fund. This Fund supports the renovation and construction of arts and heritage facilities, and recipients would include not-for-profit arts and heritage organizations, provincial and territorial governments, municipalities and their agencies, and equivalent Indigenous peoples’ institutions.

In addition, to celebrate the 150th anniversary of Canada’s Confederation, Budget 2016 proposes to provide $150 million to the Regional Development Agencies over two years, starting in 2016–17. This funding, which is cost-shared with municipalities, community organizations and non-profit entities, will support projects to renovate, expand and improve existing community and cultural infrastructure in all regions of the country, including projects that advance a clean growth economy.

IMPROVING COMMUNITY ACCESSIBILITY

It is important that Canadians with disabilities have the ability to fully participate in their communities. Budget 2016 proposes to provide an additional $4 million over two years, starting in 2016–17 for the Enabling Accessibility Fund to support the capital costs of construction and renovation related to improving physical accessibility and safety for people with disabilities in Canadian communities.

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NATIONAL HISTORIC SITES

The National Historic Sites Cost-Sharing Program is delivered by the Parks Canada Agency and provides funding to non-federally owned or administered national historic sites to help protect nationally significant cultural infrastructure. Budget 2016 proposes to provide $20 million over two years, beginning in 2016–17, to the Parks Canada Agency to enhance the program, including expanding it to include heritage lighthouses and railways. This funding will help to ensure that Canada’s national historic sites are maintained for future generations.

Investing in Indigenous Community Infrastructure

Budget 2016 proposes to make historic investments of $3.5 billion over five years to support infrastructure in Indigenous communities as part of broader investments in green and social infrastructure:

• $1.8 billion over five years to support clean drinking water and the treatment of wastewater on reserve;

• $409.0 million over five years to improve garbage and waste management on reserve;

• $270.2 million over five years to expand and enhance health facilities in First Nations communities;

• $732.0 million over two years to address housing needs on reserve and in Inuit and northern communities;

• $129.4 million over two years for repairs and renovations of Indigenous early learning and child care facilities and to support the establishment of a Framework on Early Learning and Child Care;

• $76.9 million over two years to support the construction of cultural and recreational communities on reserve; and

• $10.4 million over three years for renovations and the construction of new shelters for victims of family violence in First Nations communities.

ASSISTING HOMEOWNERS AFFECTED BY PYRRHOTITE

Homeownership is a goal that many Canadians work hard to reach and it is an investment that they want to protect. Unfortunately, some homes in certain regions of Quebec have had serious and costly structural problems as a result of the presence of the mineral pyrrhotite in their foundations. In response, the Government of Quebec has provided significant financial support to affected homeowners to replace foundations and undertake other necessary repairs. To help more homeowners dealing with the consequences of pyrrhotite, the Government will provide up to $30 million over three years, starting in 2016–17.

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IMPROVING ACCESS FOR RURAL COMMUNITIES TO THE DIGITAL ECONOMY

Few jobs, sectors or aspects of life are untouched by information and communications technology. Access to better, more reliable broadband connections will provide Canadians in rural and remote communities with new opportunities to participate in the digital economy and to take advantage of advances in telehealth, e-learning and remote access to government services.

Budget 2016 proposes to deliver on the Government’s priority of increasing high-speed broadband coverage by investing up to $500 million over five years, starting in 2016–17, for a new program to extend and enhance broadband service in rural and remote communities.

Further details on program parameters will be announced in the coming months.

REVITALIZING FEDERAL PUBLIC INFRASTRUCTURE ACROSS CANADA

The Government of Canada owns a significant infrastructure portfolio across the country. This federal infrastructure is significant and touches every aspect of life in Canada—it facilitates the movement of goods and people, it ensures the safety of our food and security at our borders, and it brings Canadians together to celebrate our rich and storied past. It is also critical for enhancing productivity and growth in our economy, and contributes to the health and well-being of Canadians, by providing core services such as transport, water, electricity and energy.

Canadians are affected when the federal infrastructure they rely upon is not adequately maintained. This can result in the deterioration of roads, highways, bridges and dams, as well as buildings and laboratories, ports and airports. The Government has a responsibility to Canadians not only to address these assets in need of repair, but also to use the opportunity to enhance clean growth—by focusing on reducing our carbon footprint and pursuing green solutions wherever possible.

With interest rates at historic lows, now is the ideal time for the Government to invest in revitalizing this infrastructure, to ensure that it continues to serve a vital role in our economy and for the benefit of all Canadians, from coast to coast to coast.

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ACCELERATING FEDERAL INFRASTRUCTURE INVESTMENTS

Important projects to improve the state of Canada’s federal infrastructure will commence in 2016—creating new jobs and opportunities for businesses across the country. In addition to the immediate benefits in terms of job creation across the country in the construction, engineering and manufacturing sectors, as well as the generation of significant economic spinoff activity, these investments will also ensure that Canadians continue to benefit from modern, efficient and sustainable infrastructure that is the foundation of our quality of life and long-term prosperity.

Budget 2016 proposes to invest up to $3.4 billion over the next five years, on a cash basis, to maintain and upgrade federal infrastructure assets that provide services all Canadians rely on:

•

Canada is a vast and beautiful country, endowed with breathtaking, awe-inspiring natural areas. To ensure that Canadians can continue to enjoy our world-class national parks system, up to $191 million will be invested on trails and highways in national parks.

•

Harbours are critical infrastructure components of our transportation system, relied on daily by our fishing industry and recreational users. Commercial fishers and recreational boaters will benefit from up to $149 million in investments that will revitalize small craft harbours across the country.

•

Environmental stewardship is part of our obligation to ensure that future generations can live in a clean world. To reduce risks to human health and the environment, funding of up to $217 million will be provided for environmental remediation work on contaminated sites.

•

The federal government has an important role to play in advancing science, research and innovation, the pillars of strong and advanced economies. Federal laboratories and other federal assets that support science, research and innovation, will receive up to $139 million.

•

To modernize and preserve some of Canada’s world-class cultural infrastructure for future generations to enjoy, up to $281 million will be provided to support the construction of a new collection and conservation centre for the Canada Science and Technology Museum; the renewal of the National Arts Centre’s performance venues; and repairs to the National Gallery of Canada, including its iconic windows.

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•

Canadians look to their governments to keep them safe and secure. Providing reliable infrastructure for its citizens to use, ensuring that safety threats are mitigated against, and preventing harmful and unlawful acts are core responsibilities of any government. The Government will invest up to $232 million in safety and security. Funding will support National Defence infrastructure, as well as the safety of public and marine infrastructure at Canadian Coast Guard bases.

•	Funding of up to $91 million will also be provided in support of key government services, including transportation infrastructure for airports and ferries.

•

Offering high-quality services to Canadians requires assets that are in a good state of repair. The Government will invest up to $2.1 billion towards repairs and retrofits to its wide range of properties and buildings, as well as the greening of government operations. Examples will include funding to improve military housing, upgrade border infrastructure, modernize the generation of energy for marine communication and traffic services, and reduce the carbon footprint and energy consumption of federal buildings in the National Capital Region.

This funding is over and above the Government’s commitment to provide nearly $60 billion in new infrastructure funding over the next 10 years.

Reducing the Carbon Footprint of Federal Buildings

Public Services and Procurement Canada manages six heating and cooling plants that provide services to 85 buildings in the National Capital Region. These plants currently generate an average of 117 kilotons of greenhouse gas emissions annually and are in need of major recapitalization. As per the Government’s commitment to provide leadership on climate change, the Government will take this opportunity to recalibrate these plants by implementing more efficient technologies, which will both reduce long-term costs for the Government and greenhouse gas emissions—the latter by more than 45 per cent going forward. In addition, the new technology will enable the Government to explore the feasibility of using biomass as an alternative source of energy, the adoption of which could further reduce greenhouse gas emissions.

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SUPPORTING WATER INFRASTRUCTURE IN SASKATCHEWAN

Dams and other water control structures in southern Saskatchewan support the irrigation needs of farmers and ranchers, provide recreational opportunities for Canadian families, and assist in ensuring communities have access to clean and sustainable water sources.

The Government is committed to working collaboratively with the Government of Saskatchewan to continue the transfer of federally owned dams to the Saskatchewan Water Security Agency to better serve Saskatchewan’s water and water infrastructure needs.

Supporting Safe and Efficient Transportation

The Government of Canada is the owner and operator of a number of transportation assets— including ports and airports—that support safe, secure and efficient transportation systems. As part of the federal infrastructure initiative, Budget 2016 proposes to provide $186.6 million on a cash basis for federal transportation assets. Specific investments will include:

•    $148.6 million for small craft harbour infrastructure improvements, including major capital construction projects on wharves, floats, breakwaters, and shore protection, to ensure a network of safe and accessible harbours for use by commercial fish harvesters across Canada;

•    $23 million to upgrade fire safety capability and rehabilitate or replace structures such as terminal buildings and hangars at six rural and remote airports—Wabush and St. Anthony in Newfoundland and Labrador; Îles de la Madeleine in Quebec; and Sandspit, Penticton and Port Hardy in British Columbia;

• $6.7 million for infrastructure upgrades at the Port of Gros-Cacouna, Quebec, to promote the continued safe operation of the port; and

•    $8.3 million for improvements to Transport Canada facilities used for aircraft testing and certification, including the Aircraft Services Hangar located at Ottawa Macdonald-Cartier International Airport.

IMPROVING RAIL SERVICE

For nearly 40 years, VIA Rail Canada Inc. has provided passenger rail services connecting communities across the country. VIA Rail carried 3.8 million passengers in 2015, across a 12,500-kilometre rail network serving 450 cities and towns that extends from Prince Rupert, British Columbia to Halifax, Nova Scotia. The vast majority of passengers (over 90 per cent) travelled within the high-density Windsor-Quebec City corridor.

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VIA Rail faces significant capital investment requirements going forward. Budget 2016 proposes to provide $7.7 million in 2016–17 on a cash basis to VIA Rail to support technical studies and other pre-procurement activities related to the renewal of VIA Rail’s fleet, for safety upgrades at grade crossings on tracks owned by VIA Rail, and for investments in improved security at VIA Rail stations.

VIA Rail has developed a proposal for a high-frequency rail service within the Windsor-Quebec City corridor that could see VIA Rail operate on dedicated tracks exclusive to its services. This could permit increased service frequencies, improved on-time performance and reduced trip times. Budget 2016 proposes to provide $3.3 million over three years to Transport Canada to support an in-depth assessment of VIA Rail’s high-frequency rail proposal.

Improving VIA Stations and Maintenance Centres

As part of the federal infrastructure initiative, Budget 2016 also proposes to provide $34 million, on a cash basis, to VIA Rail for improvements at stations and maintenance centres, including upgrades to mechanical and electrical systems and roof replacements.

SUPPORTING FERRY SERVICES IN ATLANTIC CANADA

Ferry services are an important element of the transportation network in Atlantic Canada. Transport Canada provides financial support to routes between Îles de la Madeleine, Quebec and Souris, Prince Edward Island; between Saint John, New Brunswick and Digby, Nova Scotia; and between Wood Islands, Prince Edward Island and Caribou, Nova Scotia.

Budget 2016 proposes to provide $51.9 million in 2016–17 on a cash basis to support the continued operation of these ferry services and for the disposal of the MV Princess of Acadia that has been replaced by the new MV Fundy Rose on the Saint John-Digby route. The MV Fundy Rose meets both national and international environmental standards and emits fewer air pollutants compared to the vessel she replaced.

Investing in Infrastructure at Marine Atlantic Inc.

As part of the federal infrastructure initiative, Budget 2016 also proposes to provide $22 million, on a cash basis, to Marine Atlantic Inc. to install a new mooring system for its ferries operating between Channel-Port aux Basques, Newfoundland and Labrador, and North Sydney, Nova Scotia.

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BUILDING A MORE INNOVATIVE COUNTRY

The global economy is shifting—technology is transforming the way Canadians access information, buy goods and services, interact with each other and build communities. At the same time, countries around the world are searching for ways to foster clean growth and support healthy and prosperous societies. To drive growth, to improve the livelihoods of Canadians and to create jobs in areas including manufacturing, digital technology and renewable energy, Canada must be on the leading edge of this change. Innovation is today’s driver of inclusive growth, and Canada must be in it to win.

In Budget 2016 the Government is defining a new vision for Canada’s economy: to build Canada as a centre of global innovation. Canada will be propelled by its creative and entrepreneurial citizens; its leading science and technology; its excellent innovation infrastructure; and its globally competitive companies offering high-quality products and services, thriving within a business environment that supports commercialization and growth. Through 2016 and 2017, the Government will define a bold new plan, its Innovation Agenda, to achieve this vision.

Underpinning the Innovation Agenda will be a plan for change.

Through 2016, the Government will redesign and redefine how it supports innovation and growth, in partnership and coordination with the private sector, provinces, territories and municipalities, universities and colleges, and the not-for-profit sector.

The Innovation Agenda will define clear outcomes—objectives and metrics to measure progress towards this vision.

The Government’s plan will be cross-government and coordinated across key departments. Whether it is clean technology, health sciences, advanced manufacturing, digital technology, resource development or agri-food, the Government’s plan will work to align its support for the key ingredients of innovation—helping to propel Canada’s entrepreneurs and innovators from start-up and commercialization stages to global success.

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Note:	Lists of federal tools are not exhaustive.

Through alignment, coordination and simplification, the Innovation Agenda will drive greater clarity of purpose to government support for innovation and ultimately greater support for Canada’s innovators and entrepreneurs.

To help realize this vision, Budget 2016 proposes several interim measures to promote research and accelerate business growth by:

•	Focusing new federal support for science on world-class discovery research;

•	Maintaining funding for commercialization of promising scientific discoveries and industry take-up of emerging applications;

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•	First steps in orienting federal business support toward firms with ambition to grow, to help ensure they have the resources and support they need to reach their potential; and

•	Building a better evidence base to identify gaps, evaluate performance and inform future decisions.

STRENGTHENING SCIENCE AND RESEARCH

The Government understands the central role of science in a thriving, clean economy and in providing evidence for sound policy decisions. Canada’s universities, colleges and other research institutions play a fundamental role in Canadian society by developing highly skilled and creative workers. They are also the engines of discovery, and collaborate on innovations that help companies compete and grow. Budget 2016 takes action to reinvigorate Canada’s research and science base by investing in infrastructure at post-secondary institutions and federal laboratories, fostering research excellence, and accelerating the diffusion and commercialization of knowledge into applications that benefit industry and society as a whole.

STRATEGIC INFRASTRUCTURE INVESTMENTS AT POST-SECONDARY INSTITUTIONS

The prosperity of Canadians relies on the ability of the country to attract and retain talented people, boost innovation and build a sustainable economy. The quality of infrastructure at Canadian post-secondary institutions plays a key role in these efforts. Through the Canada Foundation for Innovation, the Government of Canada already makes significant investments in research infrastructure at Canada’s universities, colleges and research hospitals. Provinces and territories also provide substantial funding for campus renewal every year. Nonetheless, much of Canada’s post-secondary infrastructure is over 25 years old and nearing the end of its useful life. This presents an opportunity to invest in greener and more innovation-friendly spaces.

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Recognizing the value to Canada of strong post-secondary institutions, Budget 2016 proposes to provide up to $2 billion over three years, starting in 2016–17, for a new Post-Secondary Institutions Strategic Investment Fund, a time-limited initiative that will support up to 50 per cent of the eligible costs of infrastructure projects at post-secondary institutions and affiliated research and commercialization organizations, in collaboration with provinces and territories. This initiative is aimed at enhancing and modernizing research and commercialization facilities on Canadian campuses, as well as industry-relevant training facilities at college and polytechnic institutions, and projects that reduce greenhouse gas emissions and improve the environmental sustainability of these types of facilities.

These targeted, short-term investments in infrastructure projects will promote economic activity across the country and benefits for the Canadian economy and society well into the future. Work is underway, in consultation with the provinces and territories, to implement this initiative as quickly as possible.

Examples of Eligible Projects Under the New Post-Secondary Institutions Strategic Investment Fund

The new Fund will support investments of the following types:

• A university could convert under-utilized space into new research labs that advance its excellence in a specialized field of strength;

• A college could modernize or create sector-specific training facilities, including capacity for advanced areas such as Red Seal trades;

• On-campus incubators and accelerators could be expanded to increase and improve support for entrepreneurs and start-ups as they develop strategies to grow their business;

• College and university facilities that support prototype development or proof-of-principle assessment could receive investments in order to better serve the needs of industry partners; and

•    Post-secondary institutions could retrofit existing buildings for research and development or advanced training activities with more energy efficient heating systems and pursue Leadership in Energy and Environmental Design standards.

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STRENGTHENING CANADA’S WORLD-CLASS RESEARCH CAPACITY AND EXCELLENCE

Research at Canadian post-secondary institutions and research hospitals creates new insights and leads to the technology breakthroughs of tomorrow that help to respond to major economic, social and environmental challenges and opportunities. The Government understands that the creation of knowledge and development of highly qualified people are vital for Canada’s prosperity in the global economy.

Budget 2016 is taking action to support the excellence of Canadian research by investing in discovery research through the granting councils and providing additional support to world-class researchers and institutions.

I had no thought of any application of this new knowledge—if it could be obtained—nor did anyone ask me to justify my work in this fashion. The assumption at that date was that if the breakthrough in understanding of nature, that is to say in fundamental or basic science, could be achieved, applications would undoubtedly follow. The assumption turned out to be correct.

“A SCIENTIST AND THE WORLD HE LIVES IN”
—SPEECH TO THE EMPIRE CLUB OF CANADA (1986)
JOHN C. POLANYI, CANADA’S 1986 NOBEL PRIZE WINNER
IN CHEMISTRY

Recognizing the fundamental role of investigator-led discovery research in an innovative society, Budget 2016 proposes to provide an additional $95 million per year, starting in 2016–17, on an ongoing basis to the granting councils—the highest amount of new annual funding for discovery research in more than a decade. These funds will be allocated as follows:

•	$30 million for the Canadian Institutes of Health Research;

•	$30 million for the Natural Sciences and Engineering Research Council;

•	$16 million for the Social Sciences and Humanities Research Council; and

•	$19 million for the Research Support Fund to support the indirect costs borne by post-secondary institutions in undertaking federally sponsored research.

Together with the funding provided to the granting councils in Budget 2015 of $46 million in 2016–17 and ongoing, a total of $141 million in new annual resources will be made available to the granting councils going forward.

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Budget 2016 also makes the following investments in attracting and retaining world-class researchers and developing promising discoveries into applications that create value for Canadians.

Promoting Canada as a Destination of Choice to Study and Conduct World-Class Research

Mitacs, a national not-for-profit organization, builds partnerships between academia, industry and the world to create a more innovative Canada. Budget 2016 proposes to provide $14 million over two years, starting in 2016–17, to the Mitacs Globalink program. This funding will support 825 internships and fellowships annually, helping Canadian universities to attract top students from around the world and enabling Canadian students to take advantage of training opportunities abroad.

Advancing Canadian Leadership in Genomics

Genome Canada, a not-for-profit organization established in 2000, plays a central role in helping to identify possibilities and seize opportunities for Canada in the accelerating field of genomics. To continue to support leading genomics researchers and promising scientific breakthroughs, Budget 2016 proposes to provide $237.2 million in 2016–17 to support the pan-Canadian activities of Genome Canada to the end of 2019–20.

Commercializing Canada’s World-Class Health Discoveries

Launched in 2007, the Centre for Drug Research and Development is a not-for-profit corporation located in Vancouver on the campus of the University of British Columbia. Its mandate is to identify and translate promising health research discoveries from universities across Canada into new medicines and therapies, a process that is both challenging and costly. To date, the Centre has advanced the commercialization of promising new therapies, secured commitments from leading pharmaceutical firms, attracted foreign investments to Canada, and affirmed its leadership on the global stage by championing the creation of the Global Alliance of Leading Drug Discovery and Development Centres. Budget 2016 proposes to provide up to $32 million over two years, starting in 2017–18, to fuel the growth of the Centre’s promising pipeline and contribute to fully reaping the benefits of Canada’s significant investments in health research.

Strengthening Canada’s International Leadership in Stem Cell Research Through the Stem Cell Network

The Stem Cell Network was created in 2001 to act as a catalyst for enabling the translation of stem cell research into clinical applications, commercial products and public policy. To further support Canadian strengths in this highly promising field, Budget 2016 proposes to provide up to $12 million over two years, starting in 2016–17, to support the Network’s research, training and outreach activities.

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Advancing Canada’s Global Standing Through the Perimeter Institute for Theoretical Physics

The Perimeter Institute for Theoretical Physics in Waterloo, Ontario, is an independent centre devoted to foundational research in theoretical physics. Since its creation in 1999, the Institute has built a global reputation for its exceptional research environment and has demonstrated outstanding scientific merit, which has helped to attract top-tier researchers to Canada. The Institute also hosts hundreds of international researchers each year, trains promising new researchers, and undertakes outreach activities with students, teachers and members of the general public. Along with the University of Waterloo’s Institute for Quantum Computing, the Perimeter Institute is a key institution in the region’s Quantum Valley innovation ecosystem, which fuels Canada’s leadership in new quantum technologies expected to transform and create new industries. Budget 2016 proposes to provide $50 million over five years, beginning in 2017–18, to the Perimeter Institute to strengthen its position as a world-leading research centre for theoretical physics. Each federal dollar will be matched by two dollars from the Institute’s other partners.

Supporting Brain Research Through the Brain Canada Foundation

The Brain Canada Foundation is a national, charitable organization that raises funds to foster advances in neuroscience discovery research, with the aim to enhance understanding and improve health care for those affected by neurological injury and disease. To help increase understanding of the brain and brain health, Budget 2016 proposes to provide up to $20 million over three years, starting in 2016–17, for the Brain Canada Foundation’s Canada Brain Research Fund, which supports competitively awarded, collaborative, multidisciplinary brain health and brain disorder research projects. Federal funding for this initiative will be matched by resources raised from other non-government partners of the Brain Canada Foundation.

ENSURING FEDERAL SUPPORT FOR RESEARCH IS STRATEGIC AND EFFECTIVE

To ensure that federal support for research, including through the granting councils, is strategic and effective, Budget 2016 also announces that the Minister of Science will undertake a comprehensive review of all elements of federal support for fundamental science over the coming year. In order to strengthen the granting councils and Canada’s research ecosystem, the review will:

•	Assess opportunities to increase the impact of federal support on Canada’s research excellence and the benefits that flow from it;

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•	Examine the rationale for current targeting of granting councils’ funding and bring greater coherence to the diverse range of federal research and development priorities and funding instruments;

•	Assess the support for promising emerging research leaders; and

•	Ensure there is sufficient flexibility to respond to emerging research opportunities for Canada, including big science projects and other international collaborations.

SUPPORTING CANADA’S CONTINUED LEADERSHIP IN SPACE

Canada’s participation in the International Space Station’s earth orbiting research laboratory began over 30 years ago with the original Canadarm, a transformative project that seized the imaginations of researchers, astronauts and ordinary Canadians alike and inspired national pride in Canada’s technological achievements. Since then, Canada has demonstrated a unique ability to develop and deliver leading-edge space technologies such as Canadarm2 and Dextre and to conduct ground-breaking research in the Station’s labs.

To secure Canada’s place in the International Space Station, Budget 2016 proposes to provide up to $379 million over eight years, starting in 2017–18, for the Canadian Space Agency to formalize negotiations with the National Aeronautics and Space Administration and undertake the necessary activities to extend Canada’s participation to 2024.

Canada will also continue to take part in other important international collaborations with the potential to build on Canada’s strengths and develop the space industry sector’s capabilities. This includes Canada’s continued participation in the European Space Agency’s Advanced Research in Telecommunications Systems program, for which $30 million over four years, starting in 2016–17, was provided in Budget 2015.

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Canada’s Contributions to the International Space Station Showcase the Ingenuity of Canadian Industry

•     Canadarm2, built in Brampton, Ontario, by MacDonald, Dettwiler and Associates (MDA), is a 17-metre-long robotic arm that assembled the International Space Station while in space. In addition to supporting the Station’s general maintenance and upkeep, it performs “cosmic catches”, capturing and docking unpiloted spacecraft that carry everything from science payloads to supplies for the six astronauts on board the Station.

•     Dextre, also built by MDA, is known as the International Space Station’s “space handyman” as it performs maintenance work and repairs like changing batteries and placing cameras outside the station. This greatly reduces the risky spacewalks astronauts must take for routine chores and enables them to focus on the main purpose of science.

•    Thomson Nielsen (now Best Medical Canada) is an Ottawa-based company that partnered with the National Aeronautics and Space Administration to develop the technology for the Extravehicular Activity Radiation Monitoring (EVARM) dosimeter, which measures radiation levels in astronauts during spacewalks. The technology detects radiation in the most sensitive parts of the body—the skin, eyes and bone marrow—and is now being used to monitor radiation exposure in 1,000 cancer clinics worldwide.

GROWING THE AGRICULTURE AND AGRI-FOOD SECTOR

The Canadian agriculture and agri-food sector is a vital part of our economy that supports both rural and urban communities across the country. At its foundation are the farmers and ranchers that work hard to feed Canada and the world.

Agriculture is an area of shared responsibility, and the federal government works closely with provincial and territorial governments to deliver agriculture and agri-food programs and services through a federal-provincial-territorial policy framework.

The current five-year policy framework, Growing Forward 2 (2013–18), includes spending of $3 billion by federal, provincial and territorial governments, and emphasizes support for agricultural and agri-food innovation, competitiveness, and market development.

In addition, the framework includes a comprehensive suite of business risk management programs to help farmers manage the risks associated with severe market volatility and disaster situations. The level of support provided under these programs varies with market conditions with average annual federal-provincial-territorial spending of approximately $2 billion.

Moving forward, the Government is committed to supporting an agricultural and agri-food sector that is strong and innovative.

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INVESTING IN AGRICULTURAL SCIENCE

Science and research supports the agriculture and agri-food sector’s productivity and competitiveness by contributing to the development of new products and processes, promoting environmental sustainability, and reducing threats from diseases and pests. Public agricultural research is particularly important in addressing emerging issues, such as climate change, which have broad implications for agriculture and agri-food producers across the sector.

The federal government maintains a national network of world-class research centres and is committed to working collaboratively with farmers, provincial governments, academia, non-governmental organizations and other domestic and international stakeholders. Canada has a strong history and foundation in public agricultural research and continues to be an international leader in this field. The research and scientific demands of the sector are continuing to evolve and are increasingly relying on the use of new technologies and novel research approaches.

To support modern agricultural science in Canada, Budget 2016 proposes to provide $30 million over six years, starting in 2016–17, to Agriculture and Agri-Food Canada to support advanced research in agricultural genomics. Investments in specialized scientific equipment and expertise will allow Agriculture and Agri-Food Canada to accelerate the DNA analysis and digital recording of the department’s collection of over 17 million physical specimens of insects, plants, fungi, bacteria and nematodes. This will improve public accessibility to this collection and will support research in priority areas, including climate change and the rapid identification and prevention of biological threats to agriculture.

Over the coming year, the Minister of Agriculture and Agri-Food will develop an approach for additional investments in agricultural science and research, informed by the review of federal support for fundamental science to be undertaken by the Minister of Science. This will allow for future investments in agricultural research to be well-positioned within Canada’s broader research ecosystem.

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Modernizing Agricultural and Environmental Science Infrastructure

The Government is committed to ensuring federal laboratories and research centres across Canada have the infrastructure and equipment necessary to conduct cutting-edge scientific research. Canada’s world-class agricultural and agri-food and plant and animal health research centres contribute to improving the safety and security of Canada’s food supply, help protect Canada’s plant and animal resource base, and assist in recruiting and training top scientists. Canada’s commitment to research in this area also promotes investment throughout Canada’s agriculture and agri-food supply chain and supports the competitiveness and sustainability of Canadian agriculture and agri-food products.

As part of the federal infrastructure initiative, Budget 2016 proposes to provide $41.5 million, on a cash basis, starting in 2016–17, to support the rehabilitation and modernization of select Agriculture and Agri-Food Canada and Canadian Food Inspection Agency research stations and laboratories in British Columbia, Alberta, Saskatchewan, Ontario and Quebec. In addition to ensuring that these assets are in a good state of repair, this investment will facilitate advanced biological and environmental research through the procurement of state-of-the-art scientific equipment.

SUPPORTING BUSINESS GROWTH AND INNOVATION

For Canada to become a global innovation leader, more of the country’s creative entrepreneurs and innovative companies will need to seize global market opportunities to grow their businesses. Dynamic, globally connected firms will propel clean economic growth, increase Canada’s productivity and support well-paying jobs for the middle class. As the Government continues to develop its Innovation Agenda, Budget 2016 takes some interim actions to support innovative and growth-oriented businesses in reaching their potential and to help firms put innovation at the core of their business strategy.

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STRENGTHENING INNOVATION NETWORKS AND CLUSTERS

Translating Canada’s science and technology strengths into successful, globally competitive companies requires the private sector, post-secondary institutions, governments and other stakeholders to work together more strategically to achieve greater impact. Connections between knowledge producers and users—including researchers and firms—and collaboration within supply chains driven by market opportunities create value through innovation and support economic growth. Information gaps and coordination challenges may prevent these linkages from being developed to their full potential, impacting the strength of innovation ecosystems. To help address these challenges, Budget 2016 proposes to make available up to $800 million over four years, starting in 2017–18, to support innovation networks and clusters as part of the Government’s upcoming Innovation Agenda.

This support will catalyze private sector dynamism, generate greater value from public investments in innovation and enable the pursuit of ambitious initiatives that bring a critical mass of stakeholders together and connect their ideas to the marketplace. Further details about the allocation of this funding will be provided in the coming months.

HELPING HIGH-IMPACT FIRMS SCALE UP

The Government recognizes the vital role that high-impact firms play in creating jobs and generating economic growth. Having more firms realize their untapped growth potential supports a growing and innovative economy. However, these fast-growing firms tend to face common challenges at predictable points along their growth paths. By coordinating federal support such as financing solutions, advisory services and export and innovation support from key federal delivery organizations, these firms are better placed to invest in innovation and secure the talent and capital that will enable their success in the global marketplace.

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Consistent with the Innovation Agenda’s goals to better coordinate and align support for Canadian innovators, Budget 2016 proposes to launch a new initiative in 2016–17 to help high-impact firms scale up and further their global competitiveness. Under this client-centric approach, firms will be able to access coordinated services tailored to their needs at crucial transition points, from key organizations starting with Innovation, Science and Economic Development Canada, the Business Development Bank of Canada, Export Development Canada, the National Research Council’s Industrial Research Assistance Program, Global Affairs Canada’s Trade Commissioner Service and the Regional Development Agencies. The initiative aims to target 1,000 firms in the first few years, and expand to more firms thereafter.

Assisting High-Impact Firms at Key Growth Stages

The new High-Impact Firm Initiative will help participating firms scale up and further their global competitiveness through coordinated services tailored to their needs. Below are some examples of the types of tailored support:

•    A well-established company based in Saskatchewan is in the process of developing revolutionary crop treatment technology. The company forecasts rapid growth once it commercializes its technology but has limited experience exporting outside of Canada and bringing new technologies to market. Through the new High-Impact Firm Initiative, the firm would further benefit from access to the Business Development Bank of Canada’s consulting services, the Trade Commissioner Service’s assistance in building business relationships in new markets, and Export Development Canada’s export insurance products. As a result, the company can establish a firm foundation for achieving high growth rates and more rapidly and efficiently bringing its technology to market.

•    An Ontario company that develops technology to instantaneously analyze manufacturing data approaches the National Research Council’s Industrial Research Assistance Program for assistance. The company has experienced exponential growth over the last five years but is now struggling with access to working capital. The High-Impact Firm Initiative connects the company with financing solutions offered by the Business Development Bank of Canada, which enables the company to access the working capital it needs. The time and effort saved enables the company to focus on what matters most: continuing to grow its business.

•    A company based in Halifax that specializes in up-and-coming wearable technologies is having difficulty raising new capital needed to sustain early production of its newest technology. Based on discussions with prospective customers, the company would further benefit from support from the National Research Council’s Industrial Research Assistance Program to bring its newest technology to market. Through sustained engagement with advisors under the new High-Impact Firm Initiative, the company would be able to access support from Export Development Canada and the Trade Commissioner Service at critical junctures in its export expansion plan, increasing its probability of success.

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SUPPORTING A STRONG AND INNOVATIVE AUTOMOTIVE SECTOR

The automotive industry is among Canada’s leading employers and exporters, valued at $17 billion per year and directly employing more than 125,000 Canadians from automotive assembly to parts production.

As the global automotive industry is evolving toward the production of cleaner, more connected vehicles, Canada has an opportunity to apply its strengths in areas such as lightweighting and information and communications technologies to designing and building the cars of the future. The Government of Canada partners with the Government of Ontario and the automotive industry to attract strategic, large-scale research and development projects focused on new vehicle technologies through the Automotive Innovation Fund. Budget 2016 announces the extension of the Automotive Innovation Fund, which is currently scheduled to sunset at the end of 2017–18, through to the end of 2020–21. In the coming months, the Minister of Innovation, Science and Economic Development will work, in collaboration with the Government of Ontario and industry stakeholders, to raise the profile of Canada’s strong capabilities and better influence investment location decisions necessary for the long-term competitiveness of the Canadian automotive sector. As part of this work, the Government will examine approaches that will allow it to maximize the impact of federal support offered to the automotive sector, including through assessing the terms of the Automotive Innovation Fund.

DEVELOPING A CANADIAN CLUSTER MAP TO IDENTIFY AND BUILD ON REGIONAL STRENGTHS

Clusters involve an extensive web of complementary linkages between companies and other actors, such as universities and colleges, research organizations and financing sources, in a specific industry sector and location. The presence of strong clusters can entail significant competitive benefits and growth opportunities for a region and the companies located there. Budget 2016 announces the Government’s intent to develop, in collaboration with provinces, territories, research institutions and other stakeholders, a nationwide Canadian Cluster Mapping portal. The availability of cluster mapping data—such as the composition of regional economic performance and patterns of business relationships—through a user-friendly, Internet-based tool will help to inform the design and delivery of programs by all levels of government. It will also enhance the ability of regions to attract foreign investment and help companies to benchmark and identify collaboration and sales opportunities.

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HELPING SMALL AND MEDIUM-SIZED COMPANIES TO INNOVATE AND GROW

The National Research Council’s Industrial Research Assistance Program supports innovative and growth-oriented small and medium-sized companies through advisory services, research and development project funding and networking. While further work to develop the Innovation Agenda takes place, Budget 2016 proposes to provide the Program with an additional $50 million in 2016–17 to increase the number of companies served by the Program’s highly qualified Industrial Technology Advisors nationwide. This funding complements the additional investments being proposed to support work experience for recent graduates through the Youth Employment Strategy (see “A Renewed Youth Employment Strategy” in Chapter 1).

STRENGTHENING CANADA’S NETWORK OF ACCELERATORS AND INCUBATORS

Mentoring services, networking opportunities and business development advice provided by business accelerators and incubators can play a significant role in improving the growth prospects of young, technology-intensive firms. Consistent with the Government’s goals of defining outcomes and measures of success, Budget 2016 announces that the Government will work with stakeholders to develop a performance measurement framework for business accelerators and incubators in Canada. This framework will enable these organizations to benchmark their performance and drive improvement, help companies to choose their best options for support, and assist governments at all levels in increasing the effectiveness of public investments in this area.

LINKING CANADIAN TECHNOLOGY COMPANIES TO GLOBAL MARKETS AND EXPERTISE

Increased access to global markets and expertise can help innovative Canadian technology firms grow. Budget 2016 proposes to provide $4 million over two years, starting in 2016–17, to renew the Canadian Technology Accelerator Initiative. This program supports Canadian information and communications technology, life sciences and clean technology firms by providing mentorship, introductions to potential clients/partners, and desk space in business accelerators abroad. Managed by the Canadian Trade Commissioner Service, the program is available in nine locations in the United States, United Kingdom, France and India.

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SUPPORTING BUSINESS INNOVATION THROUGH OPTICS AND PHOTONICS SOLUTIONS

The National Optics Institute, headquartered in Quebec City, is a private, non-profit organization that provides research and development support and technical assistance to businesses in the areas of optics and photonics. With applications as diverse as manufacturing, biomedicine, the life sciences, defence and aerospace, the Institute is helping Canadian companies to enhance their competitiveness and reach out to new markets. To support the Institute’s work with Canadian businesses, Budget 2016 proposes to provide it with $50 million over five years, starting in 2016–17, from Canada Economic Development for Quebec Regions.

Federal Science Supporting Canadian Businesses

The Government of Canada directly undertakes a variety of research, development and other scientific activities at laboratories and research facilities across the country, drawing from the expertise and support of some 35,000 federal scientists, technicians and other personnel. Strong federal science capabilities fulfill regulatory mandates in areas such as health, safety and the environment, and support innovation in industries including clean energy, information and communications technology, and transportation.

As part of the federal infrastructure initiative, investments will be made to modernize, green and increase the capabilities of federal science, research and innovation facilities. Funding that will support business innovation includes:

•    $87.2 million for Natural Resources Canada projects across the country that support research in forestry, mining and minerals, earth sciences and mapping, and innovation in energy technology. This investment will extend the useful life of aging laboratories and reduce the impact of antiquated work spaces on the delivery of Natural Resources Canada’s science priorities.

•    $8.7 million for Canadian Space Agency projects, including the rehabilitation of the anechoic chamber used at its Shirleys Bay, Ontario facility to simulate space conditions for the testing of large spacecraft and instruments. This investment will allow the Agency to continue to support technology development in Canada’s space sector through state-of-the-art assembly, integration and testing capabilities.

•    $18.5 million for National Research Council of Canada projects, including a leading-edge wave-making system at the St. John’s towing tank, which is used to evaluate the performance of marine technologies and vehicles. The investment will respond to industry needs in areas including shipbuilding, deep water mining, and search and rescue.

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MARKETING CANADA AS A PREMIER TOURISM DESTINATION

Canada’s tourism sector is an integral part of the economy, supporting over 627,000 jobs in rural areas, small towns and big cities in every region. Increasing awareness of Canada and promoting its spectacular destinations, attractions, events and festivals to an international audience supports growth in this sector. Canada’s national tourism marketing organization, Destination Canada, has a strong track record of working with industry partners to maximize the impact of marketing campaigns.

Budget 2016 builds on this successful model by proposing to provide $50 million over two years, starting in 2016–17, to Destination Canada to seize opportunities with partners by augmenting marketing initiatives in important international markets, such as the United States and China.

STRENGTHENING NORTHERN ECONOMIC DEVELOPMENT

A strong, diversified, sustainable and dynamic economy for Northerners, including Indigenous peoples, communities and businesses across Canada’s three territories, contributes to Canada’s prosperity. Since 2004, the Strategic Investments in Northern Economic Development program has been a key lever of federal economic development in the North. The program focuses on fostering growth and development in the North including in key sectors such as geosciences, renewable energy, fisheries, tourism and cultural sectors, supporting economic diversification and encouraging Northerners’ participation in the economy.

Budget 2016 continues this momentum. It proposes to provide $40 million over two years, starting in 2016–17, to renew the Strategic Investments in Northern Economic Development program delivered by the Canadian Northern Economic Development Agency.

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MINERAL EXPLORATION TAX CREDIT

The 15-per-cent Mineral Exploration Tax Credit helps junior mineral exploration companies raise capital by providing an incentive to individual investors in flow-through shares issued to finance “grassroots” mineral exploration. This credit is in addition to the deduction provided to the investor for the exploration expenses “flowed through” from the company that issues the shares. The credit is scheduled to expire on March 31, 2016. Given this challenging time for junior mining companies, the Government proposes to support their mineral exploration efforts by extending the credit for an additional year, until March 31, 2017. It is estimated that this measure will result in a net reduction in federal revenues of $20 million over the 2016–17 to 2017–18 period.

EXPANDING TRADE OPPORTUNITIES

An open trade and investment environment allows firms to thrive and provides better jobs for the middle class. The competitiveness of Canadian businesses in the international marketplace will be enhanced by breaking down barriers to trade, both internal and abroad, and providing the appropriate tools and policy framework that allow Canadians to take advantage of new trade opportunities.

The Government recently completed the final steps of the Canada-European Union Comprehensive Economic and Trade Agreement. Canada and the European Commission are committed to swift ratification so that our citizens can quickly reap the benefits of this high-quality agreement. The Trans-Pacific Partnership (TPP) would offer opportunities to grow Canadian trade with Asia-Pacific countries, enhance North American production and improve job quality in Canada. The Government continues to consult Canadians in an open and transparent manner on the merits of ratifying the TPP.

Going forward, the Government is also committed to deepening trade relationships with large emerging markets, including China and India.

126	Chapter 2

SUPPORTING MANUFACTURERS THROUGH TARIFF RELIEF

Canadian manufacturers need a wide range of inputs to produce their high-quality products. Some of these manufacturing inputs are imported and may face tariffs when entering Canada. Such tariffs are a non-recoverable charge that increases the production costs of Canadian manufacturers, affecting their competitiveness at home and abroad. It has been a longstanding practice to eliminate such tariffs to support Canadian manufacturing.

Budget 2016 announces that the Government will eliminate tariffs on about a dozen manufacturing inputs, providing an estimated $9 million in tariff savings over the next five years to Canadian manufacturers in the consumer goods and transportation sectors.

Budget 2016 also announces the Government’s intention to launch public consultations on eliminating tariffs on food manufacturing ingredients other than supply-managed products. These ingredients are primarily used in the agri-food processing industry, Canada’s largest manufacturing employer and an important contributor to Canada’s economy. Eliminating tariffs on imported ingredients will support investment and job creation in this important sector by strengthening the competitiveness of Canadian agri-food processors in domestic and foreign markets.

SUPPORTING FERRY FLEET RENEWAL

Ferry services are an integral part of Canada’s transportation network, annually carrying over 55 million passengers and 19 million vehicles in locations across the country. To support ferry operators’ plans to renew their aging fleet, Budget 2016 proposes to waive the 25 per cent tariff on ferries of all sizes imported after October 1, 2015. This will provide an estimated $118 million in duty savings over six years, allowing ferry operators, such as those from Newfoundland and Labrador, to reinvest the savings in their fleet renewal plans, enhance ferry services and reduce fares for passengers and commercial users.

Growth for the Middle Class	127

STRENGTHENING CANADA’S RESPONSE TO UNFAIR TRADE

A modern and effective trade remedy system is an important part of the Government’s commitment to support Canadian jobs and investment. Fostering the conditions for manufacturing growth and new investment requires open markets both in Canada and abroad, as well as the ability to address unfairly traded goods entering the Canadian market. As part of Budget 2016, the Government is taking steps to improve its ability to effectively remedy dumped and subsidized imports, including through specific legislative amendments. Further, the Government will consult stakeholders to ensure that Canada’s trade remedy system offers Canadian businesses the ability to respond to changing global trade conditions.

Gordie Howe International Bridge Project

The Government of Canada has been working with the State of Michigan and the U.S. Federal Government to construct a new international crossing between Windsor and Detroit since the early 2000s. A significant milestone towards the construction of the Gordie Howe International Bridge project was achieved on January 20, 2016, with the completion of the first phase of the procurement process and the announcement of three short-listed bidders for the project. In the coming months, the Request for Proposals will be launched to select a private sector partner for the construction and ongoing operation of the new crossing.

Investments such as the Gordie Howe International Bridge project will help stimulate the local, regional and national economies by creating jobs and opportunities for the middle class. The new crossing at the site of the most important international land crossing in North America will contribute to the economic growth and continued prosperity of both Canada and the United States.

128	Chapter 2

Table 2.2

GROWTH FOR THE MIDDLE CLASS

millions of dollars

	2015-16	2016-17	2017-18	Total
Public Transit Infrastructure
Building Strong Cities Through Investments in Public Transit		852	1,696	2,548
Subtotal—Public Transit Infrastructure		852	1,696	2,548

Investing in Green Infrastructure
Building Capacity in Municipalities to Address Climate Change		75		75
Funding Innovative Green Municipal Projects			125	125
Developing Community Capacity for Asset Management Best Practices		50		50
Adaptation and Climate Resilient Infrastructure		24	70	94
Sustaining Healthy Communities Through a New Clean Water and Wastewater Fund		501	959	1,460
Subtotal—Investing in Green Infrastructure		650	1,154	1,804

Building Stronger Communities—Social Infrastructure
Doubling the Investment in Affordable
Housing Initiative		262	243	504
Increasing Affordable Housing for Seniors		100	100	201
Supporting Energy and Water Efficiency Retrofits and Renovations to Existing Social Housing		500	74	574
Providing Rent Subsidies for Federally Administered Social Housing Providers		15	15	30
Supporting Shelters for Victims of Violence		60	30	90
Tackling Homelessness		58	54	112
Supporting Early Learning and Child Care			400	400
Investing in Cultural and Recreational Infrastructure		159	159	318
Improving Community Accessibility		2	2	4
National Historic Sites		10	10	20
Subtotal—Building Stronger Communities—Social Infrastructure		1,166	1,087	2,253

Growth for the Middle Class	129

Table 2.2

GROWTH FOR THE MIDDLE CLASS

millions of dollars

	2015-16	2016-17	2017-18	Total
Building Stronger Communities—Other
Supporting the Construction of Affordable Rental Housing		13	73	86
Assisting Homeowners Affected by Pyrrhotite		10	10	20
Improving Access for Rural Communities to the Digital Economy		6	81	87
Subtotal—Building Stronger Communities—Other		29	164	193

Revitalizing Federal Public Infrastructure Across Canada
Accelerating Federal Infrastructure Investments		372	587	959
Improving Rail Service		5	2	7
Supporting Ferry Services in Atlantic Canada		34		34
Subtotal—Revitalizing Federal Public Infrastructure Across Canada		412	589	1,000

Additional Infrastructure Measures
Existing Infrastructure Programs—New Commitments and Gas Tax Fund Transfer		102	160	262
Subtotal—Additional Infrastructure Measures		102	160	262

Strengthening Science and Research
Strategic Infrastructure Investments at Post-Secondary Institutions		500	1,250	1,750
Strengthening Canada’s World-Class Research Capacity and Excellence		95	95	190
Promoting Canada as a Destination of Choice to Study and Conduct World-Class Research		7	7	14
Advancing Canadian Leadership in Genomics		237		237
Commercializing Canada’s World-Class Health Discoveries			16	16
Strengthening Canada’s International Leadership in Stem Cell Research Through the Stem Cell Network		6	6	12
Advancing Canada’s Global Standing Through the Perimeter Institute for Theoretical Physics			10	10
Supporting Brain Research Through the Brain Canada Foundation		4	8	12
Supporting Canada’s Continued Leadership in Space			10	10
Investing in Agricultural Science		4	6	10
Subtotal—Strengthening Science and Research		853	1,408	2,261

130	Chapter 2

Table 2.2

GROWTH FOR THE MIDDLE CLASS

millions of dollars

	2015-16	2016-17	2017-18	Total
Supporting Business Growth and Innovation
Strengthening Innovation Networks and Clusters			150	150
Helping Small and Medium-Sized Companies to Innovate and Grow		50		50
Linking Canadian Technology Companies to Global Markets and Expertise		2	2	4
Supporting Business Innovation Through Optics and Photonics Solutions		10	10	20
Marketing Canada as a Premier Tourism Destination		25	25	50
Strengthening Northern Economic Development		20	20	40
Mineral Exploration Tax Credit		30	-10	20
Subtotal—Supporting Business Growth and Innovation		137	197	334

Expanding Trade Opportunities
Supporting Manufacturers Through Tariff Relief		2	2	4
Supporting Ferry Fleet Renewal	13	26	25	64
Subtotal—Expanding Trade Opportunities	13	28	26	67

Total	13	4,229	6,481	10,722
Less funds existing in the fiscal framework		-43	-10	-53
Less funds sourced from departmental resources	-4	-25	-45	-74
Net Fiscal Cost	9	4,161	6,426	10,595

Note:	Totals may not add due to rounding.

Growth for the Middle Class	131

Chapter 3

A BETTER FUTURE FOR INDIGENOUS PEOPLES

INTRODUCTION

Budget 2016 advances the Government’s objective to renew the relationship with Indigenous peoples by making real progress on the issues most important to Indigenous people. Too many generations of Indigenous peoples have suffered from the neglect and failed policies of the federal government. There should be no reason preventing an Indigenous child from having the same hopes and aspirations as any other child in Canada or from having the opportunities to achieve them. Economically, the arguments are sound. Indigenous peoples represent the fastest-growing segment of the Canadian population and are an important part of Canada’s economic prosperity. The unprecedented investments in Indigenous peoples proposed in Budget 2016 will help us to turn the page and begin a new chapter in the relationship between Canada and Indigenous peoples. All Canadians will benefit as a result.

...no relationship is more important to me and to Canada than the one with First Nations, the Métis Nation, and Inuit.
–PRIME MINISTER JUSTIN TRUDEAU REMARKS TO THE ASSEMBLY OF FIRST NATIONS SPECIAL CHIEFS ASSEMBLY DECEMBER 8, 2015

The relationship between Canada and Indigenous peoples is vital. Yet First Nations, the Métis Nation, and Inuit do not enjoy the same quality of life as other people in Canada. Intergenerational poverty harms families and has costs for the Canadian economy. The Government is committed to working in partnership with Indigenous peoples to break down the barriers that have for too long held back individuals and communities from reaching their full potential to contribute to and participate in Canada’s prosperity. To support our shared economic interests and to advance the process of reconciliation, this Government proposes an unprecedented level of investment to support Indigenous communities and the aspirations of Indigenous peoples. The proposed investments, including in on reserve education and infrastructure, begin to address some of the root causes of poverty, promote opportunity and inclusive growth, and help to lay the foundation for growth in Indigenous communities. This will benefit the broader Canadian economy.

Budget 2016 proposes to invest $8.4 billion over five years, beginning in 2016–17, to improve the socio-economic conditions of Indigenous peoples and their communities and bring about transformational change. This represents a significant increase over the investments that would have been made under the Kelowna Accord. The unprecedented scale of this investment underscores the Government’s intent to renew the relationship between Canada and Indigenous peoples. The proposed investments in education, infrastructure, training and other programs will directly contribute to a better quality of life for Indigenous peoples and a stronger, more unified, and prosperous Canada.

	2016- 2017	2017- 2018	2018- 2019	2019- 2020	2020- 2021	Total
A Better Future for Indigenous Peoples
Rebuilding the Relationship	36	40	20	20	20	136
Education, Children and Training	460	774	806	993	1187	4,220
Social Infrastructure	503	607	53	36	20	1,219
Green Infrastructure	311	418	498	504	511	2,242
Other Initiatives	218	202	44	46	47	557
Total	1,528	2,041	1,422	1,600	1,784	8,374

Note:	Totals may not add due to rounding.

134	Chapter 3

NATIONAL INQUIRY INTO MISSING

AND MURDERED INDIGENOUS

WOMEN AND GIRLS

Our government is committed to real and substantive reconciliation with Indigenous Peoples in this country, and the inquiry is an important step on this path to end the unacceptable rates of violence against Indigenous women and girls.

JOINT STATEMENT BY CAROLYN BENNETT, MINISTER OF INDIGENOUS AND NORTHERN AFFAIRS, JODY WILSON-RAYBOULD, MINISTER OF JUSTICE, AND PATRICIA HAJDU, MINISTER OF STATUS OF WOMEN FEBRUARY 15, 2016

The number of missing and murdered Indigenous women and girls is a national tragedy. On December 8, 2015, the Government announced its intention to launch a national inquiry into the unacceptable overrepresentation of Indigenous women and girls as victims of violence. Budget 2016 proposes to allocate $40 million over two years, beginning in 2016–17, toward the National Inquiry into Missing and Murdered Indigenous Women and Girls.

ENGAGING WITH INDIGENOUS PEOPLES

Renewing the relationship with Indigenous peoples will require that the Government do more to ensure that the voices of Indigenous peoples are heard. Aboriginal Representative Organizations have an important role to play in this regard and must be active partners as the Government works to make progress on the issues most important to Indigenous peoples. To support the capacity of Aboriginal Representative Organizations to engage with the Government, Budget 2016 proposes to provide $96 million over five years and $10 million ongoing. The proposed investment will help to ensure that we can move forward in the true spirit of cooperation.

A Better Future for Indigenous Peoples	135

IMPROVING PRIMARY AND SECONDARY EDUCATION FOR FIRST NATIONS CHILDREN

Investing in Aboriginal education will not only benefit the Aboriginal population itself, but will also benefit Canadian governments and, by extension, the entire Canadian population.

—CENTRE FOR THE STUDY OF LIVING STANDARDS,
MAY 2009

Improving the education outcomes of First Nations children living on reserve is critical to improve their quality of life and contribute to stronger communities. Currently, only 38 per cent of First Nations peoples aged 18-24 living on reserve have completed high school, compared to 87 per cent for non-Indigenous Canadians. While Budget 2014 announced funding of $1.25 billion over three years beginning in 2016–17 to support on reserve education, this funding was subsequently reduced in Budget 2015 to $241 million over the same period. This Government has committed to provide funding to make sure that every First Nations child receives a quality education.

To address the critical need to improve education outcomes, Budget 2016 proposes to make substantial investments in primary and secondary education on reserve, totalling $2.6 billion over five years starting in 2016–17, including the remaining funding previously announced in Budget 2014 for this purpose (Table 3.1). This includes funding to address immediate needs and to keep pace with cost growth over the medium term. Budget 2016 also proposes to invest in language and cultural programming. This programming recognizes the unique circumstances and needs of First Nations children and will enrich the classroom experience. Budget 2016 also proposes investments in literacy and numeracy programs and special needs education, which will contribute to improved education outcomes.

136	Chapter 3

In order to achieve meaningful gains in education outcomes for First Nations, Budget 2016 proposes significant funding to support the transformation of the current on reserve education system through a respectful process of consultation and partnership with First Nations. In addition, the field of education is constantly evolving and the impact of policies on education outcomes should be closely measured and evaluated. Budget 2016 proposes funding for this purpose and to apply the latest education innovations to the First Nations context, including support for the Martin Aboriginal Education Initiative, which has a proven track record of significantly raising the literacy rate of First Nations children on reserve.

Ensuring Indigenous students have the same opportunities for success as other Canadian students also means ensuring Indigenous high school graduates can access post-secondary education. Many currently face a range of barriers in doing so. The Government will work with students, parents, educators and Indigenous groups to explore how to best ensure that students wishing to pursue post-secondary studies have the resources and supports they need to pursue their dreams and be full participants in the new global economy.

FOSTERING BETTER LEARNING ENVIRONMENTS BY INVESTING IN FIRST NATIONS SCHOOLS

The academic achievement of First Nations children, as well as their health and well-being, depends in large part on the quality of their schools. There is a significant need to repair and construct schools on reserve and ensure that they are adequately maintained. Budget 2016 proposes to invest $969.4 million over five years, starting in 2016–17, in First Nations education infrastructure on reserve.

A Better Future for Indigenous Peoples	137

ENSURING THE SAFETY AND WELL-BEING OF FIRST NATIONS CHILDREN

The health and safety of First Nations children is a key priority of the Government. The First Nations Child and Family Services program supports First Nations’ child welfare agencies that provide culturally appropriate services to ensure the safety and well-being of First Nations children on reserve. To support both the immediate needs of First Nations children and to begin a process of reform to strengthen the First Nations Child and Family Services program, Budget 2016 proposes to invest $634.8 million over five years, beginning in 2016–17. Program reforms will be developed in partnership with First Nations stakeholders. The goal is to ensure that programming emphasizes the prevention of harmful conditions for children rather than interventions after harm has occurred, which typically involves separating children from their families and communities. An improved approach will help First Nations parents, many of whom have suffered the legacy of residential schools, better access the supports they need to raise their children in safe and healthy environments.

ABORIGINAL SKILLS AND EMPLOYMENT TRAINING STRATEGY

The Aboriginal Skills and Employment Training Strategy helps Indigenous peoples in all regions of the country to develop employment skills and pursue training for lasting employment. There is scope to enhance the training provided through this program in fields that would enable First Nations peoples to directly support their community needs, including in housing construction, water treatment, child care, and local administration. Budget 2016 proposes to invest $15 million over two years, beginning in 2016–17, to launch a pilot project to enhance training that aligns with community needs.

The proposed investments in Budget 2016 are the first phase of a renewed and expanded Aboriginal Skills and Employment Training Strategy. Over the next year, the Government will consult with stakeholders, including Indigenous organizations and employers, in order to work towards a renewed and expanded Aboriginal Skills and Employment Training Strategy.

138	Chapter 3

INVESTING IN SOCIAL INFRASTRUCTURE TO CREATE INCLUSIVE GROWTH

Investing in social infrastructure in Indigenous communities is a key pillar of the Government of Canada’s strategy to create inclusive growth. Investments in social infrastructure can contribute to improving the quality of life of Indigenous communities—by ensuring people have quality housing, improved access to early learning and child care, better health, cultural and recreational infrastructure. Over the next five years, the Government proposes to invest $1.2 billion in support of social infrastructure in First Nations, Inuit and Northern communities. The proposed investments are part of the first phase of the Government’s 10-year plan to invest in social infrastructure and position Canada for sustained long-term, inclusive growth. The second phase of this 10-year plan will include additional investments in social infrastructure for Indigenous communities.

IMPROVING HOUSING IN FIRST NATIONS COMMUNITIES

First Nations peoples living on reserve are more likely to experience poor housing conditions and overcrowding than the general population. To address urgent housing needs on reserve, Budget 2016 proposes to provide $554.3 million over two years beginning in 2016–17. Of this amount, $416.6 million over two years would be provided to Indigenous and Northern Affairs Canada to address immediate housing needs on reserve. An additional $137.7 million over two years would be provided to Canada Mortgage and Housing Corporation, most of which would support the renovation and retrofit of existing housing on reserve.

The proposed investments are a first step. The Government will be working with First Nations communities over the coming year to develop an effective long-term approach to supporting the construction and maintenance of an adequate supply of housing on reserve as part of a broader National Housing Framework.

A Better Future for Indigenous Peoples	139

SUPPORTING NORTHERN AND INUIT HOUSING

The need for affordable housing is also particularly high in the North and Inuit communities. To address urgent housing needs in these regions, Budget 2016 proposes to provide up to $177.7 million over two years, starting in 2016–17, to provinces and territories through the Investment in Affordable Housing initiative. Specifically, over two years, $8 million would be provided to Yukon, $12 million to the Northwest Territories and $76.7 million to Nunavut. Further, investments would also be earmarked for three Inuit regions—Nunavik ($50 million over two years), Nunatsiavut ($15 million over two years) and the Inuvialuit Settlement Region ($15 million over two years).

PROVIDING SAFE SHELTER FOR VICTIMS OF VIOLENCE

No one fleeing domestic violence should be left without a place to turn, including in First Nations communities. Women and children fleeing violence need a safe place to live while they plan their future and turn the page on violence. To support the renovation and construction of new shelters for victims of family violence in First Nations communities, Budget 2016 proposes to provide $10.4 million over three years, starting in 2016–17.

Budget 2016 also proposes up to $33.6 million over five years, beginning in 2016–17, and up to $8.3 million ongoing, in additional funding to better support shelters serving victims of family violence living in First Nations communities. This funding will also ensure the necessary operating resources for the new shelters proposed for First Nations communities under broader investments in social infrastructure.

SUPPORTING EARLY LEARNING AND CHILD CARE

The Government recognizes that access to affordable, quality child care that is culturally appropriate is critical for Indigenous parents and children. Budget 2016 proposes to undertake urgent repairs and renovations of the facilities used by the Aboriginal Head Start On Reserve Program and the First Nations and Inuit Child Care Initiative through a proposed investment of $29.4 million in 2016–17.

140	Chapter 3

In addition, Budget 2016 proposes to provide $100 million in 2017–18 towards Early Learning and Child Care on reserve. The Government will be engaging with Indigenous organizations and parents to determine the best approach to delivering high quality early learning and child care on reserve as part of a new National Framework on Early Learning and Child Care. The proposed investments will complement the significant investments the Government is proposing to make in First Nations K-12 education.

Table 3.1

MAKING SURE EVERY FIRST NATIONS CHILD RECEIVES

A QUALITY EDUCATION

millions of dollars

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	Total
Improving Primary and Secondary Education for First Nations Children
Investments in the Current On Reserve Primary and Secondary Education System
Addressing Immediate Funding Needs and Program Cost Growth	35.8	85.5	143.6	206.7	276.0	747.6
Language and Culture	55.0	55.0	55.0	55.0	55.0	275.0
Literacy and Numeracy	20.0	20.0	20.0	20.0	20.0	100.0
Special Needs Education	115.5	115.5	115.5	115.5	115.5	577.5
Subtotal—Investments in the Current On Reserve Primary and Secondary Education System	226.3	276.0	334.1	397.2	465.5	1,700.1
Supporting System Transformation to Improve Education Outcomes
Implementing Transformation	46.6	91.4	132.8	234.3	319.0	824.1
Innovation, Research, Measurement and Evaluation	7.5	7.5	7.5	7.5	7.5	37.5
The Martin Aboriginal Education Initiative	6.0	6.0	6.0	6.0	6.0	30.0
Subtotal—Supporting System Transformation to Improve Education Outcomes	60.1	104.9	146.3	247.8	332.5	891.6
Administrative Costs	1.1	2.0	2.0	2.0	2.0	9.1
Total—Improving Primary and Secondary Education for First Nations Children	287.5	382.9	482.4	647.0	801.0	2,600.8
Fostering Better Learning Environments by Investing in First Nations Schools	96.6	282.9	197.4	183.7	208.8	969.4
Supporting Early Learning and Child Care	29.4	100	–	–	–	129.4
Total Investments	413.5	765.8	679.8	830.7	1,009.8	3,699.6

Note:	Totals may not add due to rounding.

A Better Future for Indigenous Peoples	141

INVESTING IN CULTURAL AND RECREATIONAL INFRASTRUCTURE

In First Nations communities, cultural and recreational infrastructure can provide an important focal point for community activities. To support the construction of cultural and recreational infrastructure on reserve, Budget 2016 proposes to provide $76.9 million over two years, beginning in 2016–17.

IMPROVING COMMUNITY HEALTH CARE FACILITIES ON RESERVE

Health infrastructure on reserve is aging and in some cases is insufficient to meet growing community needs. To address critically needed health infrastructure for First Nations communities, Budget 2016 proposes to invest $270 million over five years. This funding will support the construction, renovation and repair of nursing stations, residences for health care workers, and health offices that provide health information on reserve.

INVESTING IN GREEN INFRASTRUCTURE ON RESERVE

Green infrastructure investments on reserve can help protect the environment, and the health and safety of communities. They can also create jobs. Over the next five years, the Government proposes to improve on reserve water and wastewater infrastructure and waste management by providing $2.24 billion to First Nations communities to support such improvements. The proposed investments form part of the first phase of the Government’s 10-year plan to invest in green infrastructure. The second phase of this plan will include additional investments in green infrastructure in Indigenous communities.

MONITORING OF WATER ON RESERVE

Ensuring that water is safe for consumption requires that it be regularly tested and monitored by trained water system operators and licensed laboratories. To improve the monitoring and testing of on reserve community drinking water, Budget 2016 proposes to invest $141.7 million over five years, starting in 2016–17. This will complement the significant investments that the Government is proposing to make in water and wastewater infrastructure on reserve through the green infrastructure initiative. The proposed investment will also help to monitor progress towards ending boil water advisories on reserve.

142	Chapter 3

STRENGTHENING ON RESERVE WATER AND WASTEWATER INFRASTRUCTURE

In 2011, a National Assessment of First Nations Water and Wastewater Infrastructure identified the need for additional investments in this type of infrastructure as well as the challenges Indigenous communities faced to adequately maintain and operate their facilities. While some progress has been made, significant gaps remain. Budget 2016 proposes to address health and safety needs, ensure proper facility operation and maintenance, and end long-term boil water advisories on reserves within five years by investing an additional $1.8 billion over five years, starting in 2016–17.

ADDRESSING WASTE MANAGEMENT FOR FIRST NATIONS COMMUNITIES

Many First Nations communities face challenges in adequately managing garbage and waste on reserve, which can contaminate the environment and pose health and safety risks to people. Budget 2016 proposes to support efforts to improve how garbage and waste is managed on reserve through a proposed investment of $409 million over five years, starting in 2016–17. The proposed funding will help First Nations located near municipalities to divert waste from reserve lands to municipal facilities and reduce the amount of garbage going to landfills through recycling and composting programs.

For remote First Nations communities, the investments will support the construction of properly engineered landfills and ensure that waste disposal meets environmental standards, limiting potential environmental and health impacts that come from poor waste management.

INVESTING IN COMMUNITY INFRASTRUCTURE

To complement the social and green investments being proposed on reserve, Budget 2016 also proposes to provide an additional $255 million over two years starting in 2016–17 to the First Nations Infrastructure Fund to support investments in a range of complementary infrastructure such as roads and bridges, energy systems, broadband connectivity, physical infrastructure to mitigate the effects of natural disasters and fire protection services. These investments will help communities as they develop and grow.

A Better Future for Indigenous Peoples	143

MÉTIS NATION ECONOMIC DEVELOPMENT STRATEGY

Close to 32 per cent of Indigenous peoples in Canada self-identify as Métis peoples. The Métis Nation represents important Métis communities in Ontario, Manitoba, Saskatchewan, Alberta and British Columbia. Budget 2016 proposes to provide $25 million over five years, beginning in 2016–17, to support economic development for the Métis Nation.

RENEWING THE URBAN ABORIGINAL STRATEGY

Many Indigenous peoples move to urban centres to pursue new opportunities, but many face challenges that are distinct to urban Indigenous peoples. The $51-million-per-year Urban Aboriginal Strategy seeks to connect Indigenous peoples in urban centres to services and programs that are tailored for their particular needs. However, $23.7 million of the program’s funding is set to expire at the end of the 2015–16 fiscal year. Budget 2016 proposes to renew this funding for 2016–17. Over the course of the next year, the Government will work to identify ways to strengthen the program to more effectively meet the needs of urban Indigenous peoples.

ASSISTING INDIGENOUS PEOPLES FACING THE CRIMINAL JUSTICE SYSTEM

Indigenous peoples are overrepresented in the justice system and face challenges that can impact their access to fair judicial proceedings. Budget 2016 proposes to provide an additional $4 million per year for the Aboriginal Courtwork Program. The program assists Indigenous peoples moving through the criminal justice system to better understand their rights and the nature of the charges against them. It also helps those involved in administering the criminal justice system to overcome language and cultural barriers when dealing with Indigenous peoples and to better appreciate the socio-economic circumstances that they face.

144	Chapter 3

ABORIGINAL LANGUAGES INITIATIVE

For many Indigenous peoples, language is an expression of nationhood and identity—a way to transmit values, beliefs and histories from generation to generation. The Aboriginal Languages Initiative invests $5 million per year to promote, preserve, and enhance Indigenous languages. Budget 2016 proposes to extend funding for the initiative to 2016–17. The Government will work with Indigenous groups to consider how to best support Indigenous language and culture beyond 2016–17.

SUPPORT FOR THE FIRST NATIONS FINANCE AUTHORITY

The First Nations Finance Authority allows qualifying First Nations to work collectively to issue bonds and raise long-term private capital for infrastructure and economic development projects in their communities. Budget 2016 proposes to provide $20 million over two years, beginning in 2016–17, to strengthen the Authority’s capital base. This will help the Authority continue to secure the best possible credit rating for the benefit of its borrowing members, allowing participating First Nations to continue to access long-term financing at preferred rates.

SUPPORTING FIRST NATIONS FISHING ENTERPRISES

The Atlantic and Pacific Integrated Commercial Fisheries Initiatives are designed around effective co-management approaches with First Nations and other fisheries participants. They seek to integrate First Nations fishing enterprises into existing commercial fisheries to provide economic opportunities for First Nations fishers and to improve the overall management of fisheries on the Atlantic and Pacific coasts.

Budget 2016 proposes to provide $33.1 million in 2016–17 to Fisheries and Oceans Canada to extend the Atlantic and Pacific Integrated Commercial Fisheries Initiatives. These measures will ensure that First Nations can access commercial fisheries and build sustainable commercial fishing enterprises.

A Better Future for Indigenous Peoples	145

Establishing a New Relationship With First Nations

The Government has committed to lift the 2-per-cent funding cap for First Nations programs and work to establish a new fiscal relationship that gives First Nations communities sufficient, predictable and sustained funding.

The 2-per-cent funding cap on programs delivered by Indigenous and Northern Affairs Canada was put in place in the late 1990s at a time of significant fiscal restraint and was intended to provide sustainable growth in program funding to support Indigenous peoples.

Budget 2016 proposes an unprecedented investment in programs for Indigenous peoples, including in primary and secondary education, child and family services, and on reserve infrastructure. By 2020–21, total funding for Indigenous programs will be 22 per cent above the level of funding that would have been provided under the previous 2-per-cent funding cap. The proposed investments are expected to meet program funding requirements over the next five years. To determine a new long-term fiscal relationship, the Government will engage in consultations with First Nations over the coming year.

146	Chapter 3

Table 3.2

A BETTER FUTURE FOR INDIGENOUS PEOPLES

millions of dollars

	2015-16	2016-17	2017-18	Total
Rebuilding the Relationship
National Inquiry Into Missing and Murdered Indigenous Women and Girls		20	20	40
Engaging With Indigenous Peoples		16	20	36
Subtotal—Rebuilding the Relationship		36	40	76

Education, Children and Training
Improving Primary and Secondary Education for First Nations Children		288	383	670
Fostering Better Learning Environments by Investing in First Nations Schools		97	283	380
Ensuring the Safety and Well-Being of First Nations Children		71	99	170
Aboriginal Skills and Employment Training Strategy		5	10	15
Subtotal—Education, Children and Training		460	774	1,235

Indigenous Peoples—Social Infrastructure
Improving Housing in First Nations Communities		277	277	554
Supporting Northern and Inuit Housing		76	102	178
Providing Safe Shelter for Victims of Violence—Renovation and New Construction		4	4	7
Supporting Early Learning and Child Care		29	100	129
Investing in Cultural and Recreational Infrastructure		35	42	77
Improving Community Health Care Facilities On Reserve		82	82	164
Subtotal—Indigenous Peoples—Social Infrastructure		503	607	1,109

Indigenous Peoples—Green Infrastructure
Strengthening On Reserve Water and Wastewater Infrastructure		296	322	618
Addressing Waste Management for First Nations Communities		15	96	112
Subtotal—Indigenous Peoples—Green Infrastructure		311	418	729

A Better Future for Indigenous Peoples	147

Table 3.2

A BETTER FUTURE FOR INDIGENOUS PEOPLES

millions of dollars

	2015-16	2016-17	2017-18	Total
Other Initiatives
Providing Safe Shelter for Victims of Violence—Shelter Operations		5	5	10
Monitoring of Water On Reserve		27	27	55
Investing in Community Infrastructure		105	150	255
Métis Nation Economic Development Strategy		5	5	10
Renewing the Urban Aboriginal Strategy		24	0	24
Assisting Indigenous Peoples Facing the Criminal Justice System		4	4	8
Aboriginal Languages Initiative		5	0	5
Support for the First Nations Finance Authority		10	10	20
Supporting First Nations Fishing Enterprises		33	0	33
Subtotal—Other Initiatives		218	202	419

Total		1,528	2,041	3,569
Less funds existing in the fiscal framework		-203	-243	-446
Net Fiscal Cost		1,324	1,798	3,123

Note:	Totals may not add due to rounding.

148	Chapter 3

Chapter 4

A CLEAN
GROWTH
ECONOMY

INTRODUCTION

Protecting the environment and growing the
economy go hand in hand. Countries around
the world are looking for new ways to
expand and green their economies and create
opportunities for their citizens. The global
clean technology market is growing rapidly,
presenting Canadian businesses with an
immense opportunity to showcase their
ingenuity and support sustainable prosperity
for all Canadians.

At the recent United Nations Climate
Conference (COP21) in Paris, alongside 194
other participating countries, Canada agreed
to take steps to support the transition to a
global low-carbon economy by limiting the
global temperature increase to less than 2
degrees Celsius above pre-industrial levels.
The Government also announced its
participation in Mission Innovation, a public-
private initiative to dramatically increase
global investments in clean energy. Acting on
these commitments, in partnership with
provinces and territories, the Government is
now developing a pan-Canadian Framework
on Clean Growth and Climate Change. Pricing
carbon emissions will drive Canada’s
transition to a stronger, more resilient, low-
carbon economy and help Canada address the
global climate change challenge.

Supporting a clean economy will help position Canada to take advantage of opportunities in the new global economy by diversifying the economy and opening up access to new markets, while reducing emissions and generating well-paying jobs for Canadians. The investments made in Budget 2016 are just the start and additional actions will be coming.

INVESTING IN CLEAN TECHNOLOGY

Clean technologies are a key component of the Government’s approach to promoting sustainable economic growth and will play a critical role in Canada’s transformation into a low-carbon economy. The global clean technology market presents a promising opportunity for Canadian businesses, a source of new clean jobs for the middle class and a driver of prosperity for all Canadians.

As a first step, Budget 2016 proposes to provide early strategic funding for clean technology projects to take advantage of this growth opportunity and enhance environmental performance, which are outlined in the following sections.

To support future investments, Budget 2016 proposes to provide over $1 billion over four years, starting in 2017–18, to support clean technology, including in the forestry, fisheries, mining, energy and agriculture sectors. Further details about the allocation of this funding will be provided in the coming months as part of the implementation of the Government’s Innovation Agenda.

ACCELERATING CLEAN TECHNOLOGY DEVELOPMENT

Investing in the research, development and demonstration of new clean technologies accelerates the innovation required to bring these technologies closer to commercialization. This will help meet climate change objectives, increase the productivity and competitiveness of Canadian firms, and create clean jobs.

Budget 2016 proposes to provide over $130 million over five years, starting in 2016–17, to support clean technology research, development and demonstration activities:

•

$50 million over four years, starting in 2017–18, to Sustainable Development Technology Canada (SDTC) for the SD Tech Fund. These resources will enable SDTC to announce new clean technology projects in 2016 that support the development and demonstration of new technologies that address climate change, air quality, clean water, and clean soil.

150	Chapter 4

•

$82.5 million over two years, starting in 2016–17, to Natural Resources Canada to support research, development and demonstration of clean energy technologies. These resources will accelerate the innovation required to bring clean energy technologies closer to commercialization, reducing the environmental impacts of energy production and creating clean jobs.

Supporting Innovative Clean Technologies

Sustainable Development Technology Canada (SDTC) was established in 2001 and supports the development of a broad range of technologies to increase productivity, efficiency and the competitiveness of Canadian industry and help contribute to a cleaner environment. The SD Tech Fund is the flagship program operated by SDTC. Clean technology companies that have benefitted from SDTC’s support include:

Sigma Devtech Inc. (Quebec)—Biodegradable plastic is often identified as a solution to address the mountains of plastic that end up in landfills, but it is currently produced in small quantities and at a high price. Sigma Devtech intends to overcome these problems using technology that produces a type of bioplastic from pulp mill waste. SDTC is providing $3.1 million to this project.

Cellufuel Inc. (Nova Scotia)—A biofuel that is chemically indistinguishable from petroleum-based fuel and compatible with existing fuel infrastructure and engines has been difficult to produce. Cellufuel’s technology converts wood into renewable diesel that meets the quality of petroleum diesel. SDTC is providing $2.2 million to this project.

Comet Biorefining Inc. (Ontario)—Bio-based products can potentially replace petro-based products in a range of industries, improving sustainability through the reduction of greenhouse gas emissions. Comet Biorefining’s proprietary technology converts non-food biomass, such as agricultural and forest material, into high-purity dextrose sugar. The sugar can be transformed into a range of renewable chemicals and biomaterials, and by-products from the process can be used for animal nutrition and performance chemicals. SDTC is providing $10.9 million for this project.

INVESTING IN ELECTRIC VEHICLE AND ALTERNATIVE TRANSPORTATION FUELS INFRASTRUCTURE

Early action is needed to support the transition to low-carbon transportation fuels, as vehicle choices made today will determine the mix of technologies on the road in 2030. Budget 2016 proposes to provide $62.5 million over two years, starting in 2016–17, to Natural Resources Canada to support the deployment of infrastructure for alternative transportation fuels, including charging infrastructure for electric vehicles and natural gas and hydrogen refuelling stations. The Government will advance these objectives by working with provinces and territories, municipalities and the private sector. These resources will also support technology demonstration projects that advance electric vehicle charging technology.

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EXPANDING TAX SUPPORT FOR CLEAN ENERGY

The income tax system encourages businesses to invest in clean energy generation and energy efficiency equipment by providing accelerated capital cost allowance (CCA) rates. CCA Classes 43.1 and 43.2 include a variety of equipment that generates energy by using renewable energy sources or fuels from waste, or conserves energy by using fuel more efficiently. Budget 2016 proposes to expand eligibility for accelerated CCA in two important emerging areas: electric vehicle charging and electrical energy storage.

First, the incentive will be extended to include electric car charging stations, with the most generous treatment provided to chargers that provide enough power for long-distance travel. Electric vehicles and stationary renewable energy generation are complementary technologies; providing an incentive for both helps to maximize the potential environmental benefits of renewable energy generation.

Second, the range of stationary electrical energy storage equipment eligible under CCA Classes 43.1 and 43.2 will be clarified and expanded to explicitly allow a much broader range of equipment ancillary to eligible generation equipment. In addition, stand-alone electrical energy storage property will be included in Class 43.1 when the round trip efficiency of the energy storage is greater than 50 per cent. Electrical energy storage helps displace fossil-fuelled power generation and facilitate the integration of a higher proportion of intermittent renewable electricity generation into the electrical grid.

The deferral of tax associated with these measures is expected to reduce federal revenues by $19 million over the 2016–17 to 2020–21 period.

INVESTING IN WORLD-LEADING RESEARCHERS IN CLEAN AND SUSTAINABLE TECHNOLOGY

Research is the starting point for new technologies and approaches that will help Canada to become a low-carbon economy.

The Canada Excellence Research Chairs Program strengthens Canada’s ability to attract and retain world-leading researchers in areas of strategic importance to Canada. Canadian universities receive up to $10 million over seven years for each Chair hosted at their institution.

152	Chapter 4

Budget 2016 proposes to provide $20 million over eight years, starting in 2018–19, to create two additional Canada Excellence Research Chairs in fields related to clean and sustainable technology. These Chairs will be selected, in addition to the anticipated 20 new Chairs, as part of the upcoming competition to be launched in the spring of 2016.

Canada’s World Leaders in Clean Technology Research

Through the Canada Excellence Research Chairs Program, the Government of Canada is supporting world-leading researchers and their teams in clean technology fields, helping to position Canadians to seize opportunities in global markets while protecting the environment.

•    Dr. Steven L. Bryant, Canada Excellence Research Chair in Materials Engineering for Unconventional Oil Reservoirs at the University of Calgary, is working to bridge the gap between the current technological status of the oil sands industry and where it needs to be to ensure a sustainable, globally competitive future. Dr. Bryant’s team is combining nanotechnology and materials science research with chemical and petroleum engineering, geoscience and chemistry to reduce the process footprint for current extraction platforms, and develop new platforms that minimize environmental impact and maximize productivity—helping to accelerate the industry’s transformation.

•    Dr. Ali Emadi, the Canada Excellence Research Chair in Hybrid Powertrain at McMaster University in Hamilton, Ontario, is advancing Canada’s automotive research leadership in the critical area of electric powertrain technology. This work is helping to transform transportation through plug-in hybrid and electric vehicles, responding to the needs of a growing population of energy-conscious consumers in Canada and across the globe.

•    Dr. Robin Rogers, Canada Excellence Research Chair in Green Chemistry and Green Chemicals at McGill University in Montréal, Quebec, is spearheading efforts to redesign chemicals, materials and manufacturing technologies to prevent pollution and save energy, and in so doing create new business opportunities. For example, his research on biologically active ionic liquids for the pharmaceutical and agrochemical industries is contributing to increased efficacy, new treatment options and a reduced environmental burden.

INCREASING FEDERAL SUPPORT FOR CLEAN TECHNOLOGY ACTIVITIES IN ALL REGIONS

Canada’s six Regional Development Agencies support economic and community development by leveraging local networks and capabilities. The Agencies’ combined support to clean technology activities amounted to $50 million in 2015–16. Budget 2016 announces that the Regional Development Agencies will double their annual aggregate support for clean technology to $100 million per year, from existing resources, starting in 2016–17.

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Green Bonds: Smart Investments in Canada’s Clean Growth

Green bonds are a way to finance projects that support important environmental objectives. They are also a way for investors to know that their money will be used in an environmentally sound manner. In December 2015, Export Development Canada (EDC), a federal Crown corporation, issued a green bond of US$300 million. This builds on its successful Green Bond Framework and previous US$300 million issue in 2014. These proceeds are being used to support eligible transactions in the following categories: renewable energy, industrial process improvements, recycling and recovery, biofuels and bioenergy, waste and water management, alternative energy and public ground transportation. EDC is committed to becoming a regular issuer in the green bond market.

ADVANCING REGIONAL ELECTRICITY COOPERATION

Significant investment in Canada’s electricity sector will be needed over the next 20 years to replace aging infrastructure and meet growing demand for electricity. Budget 2016 proposes to provide $2.5 million over two years, starting in 2016–17, to Natural Resources Canada to facilitate regional dialogues and studies that identify the most promising electricity infrastructure projects with the potential to achieve significant greenhouse gas reductions. This initiative will help shape future investments to maximize economic and environmental benefits.

DEVELOPING CLEANER OIL AND GAS TECHNOLOGIES

Developing Canada’s hydrocarbon resources in cleaner, more sustainable ways will be critical to enable the sector’s continuing contributions to Canadian prosperity.

Budget 2016 proposes to provide $50 million over two years, starting in 2016–17, to Natural Resources Canada to invest in technologies that will reduce greenhouse gas emissions from the oil and gas sector.

IMPROVING DATA ON THE CLEAN TECHNOLOGY SECTOR

Comprehensive, regularly published data on Canada’s clean technology sector will support efforts to monitor the contributions this sector is already making to the Canadian economy.

154	Chapter 4

Budget 2016 proposes to provide $2.1 million over two years, starting in 2016–17, to Natural Resources Canada to enhance clean technology data, in collaboration with Statistics Canada and Innovation, Science and Economic Development Canada. This funding will result in a statistical framework that provides regularly published information on the clean technology sector’s economic contributions to the Canadian economy and help the Government track progress towards clean technology objectives.

SECURING A CLEANER, MORE SUSTAINABLE ENVIRONMENT

Protecting the environment and growing the economy are not incompatible goals. A clean environment and a strong economy go hand-in-hand. The Government is committed to leaving future generations of Canadians a sustainable and prosperous country. To this end, Budget 2016 proposes to provide $3.4 billion over five years, starting in 2016–17, to address climate change and air pollution, protect ecologically sensitive areas and restore public trust in the environmental assessment processes.

ADDRESSING CLIMATE CHANGE AND AIR POLLUTION

The Government has committed to provide leadership as Canada works towards reducing greenhouse gas emissions and improve air quality. There is recognition that a collaborative approach between provincial, territorial and federal governments is important to reduce greenhouse gas emissions and enable sustainable economic growth. Canada is moving towards a pan-Canadian Framework on Clean Growth and Climate Change that will meet or exceed Canada’s international greenhouse gas emissions targets. Pricing carbon will be a key element to transition Canada to a stronger, more resilient low-carbon economy while also improving our quality of life.

A Clean Growth Economy	155

At the First Ministers’ Meeting on March 3, 2016, the Government, along with provincial and territorial partners, agreed to work together to create the Vancouver Declaration on Clean Growth and Climate Change. The Declaration is the first step in developing a concrete plan to achieve Canada’s international commitments to reduce greenhouse gas emissions and build on the momentum of the United Nations Paris Agreement.

Budget 2016 proposes to provide almost $2.9 billion over five years, starting in 2016–17, to address climate change and air pollution issues. This funding will:

•	Support the development of the pan-Canadian Framework, including a Low Carbon Economy Fund;

•	Help ensure that Canada meets its international obligations;

•	Take action to reduce emissions from Canada’s largest sources—transportation and energy;

•	Advance science and programming activities to better understand and adapt to the changing climate; and

•	Enable evidence-based decisions to address air pollution.

156	Chapter 4

SUPPORTING THE PAN-CANADIAN FRAMEWORK ON CLEAN GROWTH AND CLIMATE CHANGE

In the context of the pan-Canadian Framework on Clean Growth and Climate Change, the Government has committed to create a Low Carbon Economy Fund. Budget 2016 proposes to provide $2 billion over two years, starting in 2017–18, to establish the Low Carbon Economy Fund. The Fund will support provincial and territorial actions that materially reduce greenhouse gas emissions and are incremental to current plans, and achieve significant reductions within the period of Canada’s nationally determined target. Resources will be allocated towards those projects that yield the greatest absolute greenhouse gas reductions for the lowest cost per tonne.

Budget 2016 also proposes to provide $109.1 million over five years, starting in 2016–17, to Environment and Climate Change Canada to continue to advance the Government’s domestic climate change objectives. The resources will be used to undertake actions in four interconnected areas: science, data reporting, policy and regulations. Sustained action on climate change, framed by sound science and driven by transparent reporting of results and ambitious policy and regulatory measures, will support the transition to a low-carbon economy in Canada.

MOVING TO A CLEANER TRANSPORTATION SECTOR

The transportation sector represented 23 per cent of Canada’s greenhouse gas emissions in 2013, and is the second largest source of emissions in Canada. It is also a significant source of air pollution.

Budget 2016 proposes to provide $56.9 million over two years, starting in 2016–17, to Transport Canada and Environment and Climate Change Canada to support the transition to a cleaner transportation sector, including through the development of regulations and standards for clean transportation technology. Funding will also support Canada’s continued participation in the development of international emissions standards for emissions from the international aviation, marine and rail sectors, including through the International Maritime Organization and the International Civil Aviation Organization.

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SUPPORTING ENERGY EFFICIENCY AND RENEWABLE ENERGY DEVELOPMENT

Energy efficiency and clean energy policies increase the uptake of clean technologies, reduce the environmental impact of energy use and can provide cost savings for Canadians. These measures are essential for the transition to a low-carbon economy. Budget 2016 proposes to provide $128.8 million over five years, starting in 2016–17, to Natural Resources Canada to deliver energy efficiency policies and programs, and maintain clean energy policy capacity. These resources will support improved energy efficiency standards and codes for products, buildings, industry and vehicles, and further the development of a legislative framework for offshore renewable energy projects.

Budget 2016 also proposes to provide $10.7 million over two years, starting in 2016–17, to Indigenous and Northern Affairs Canada to implement renewable energy projects in off-grid Indigenous and northern communities that rely on diesel and other fossil fuels to generate heat and power. First Nations will also benefit from proposed new funding for the First Nations Infrastructure Fund (see Chapter 3—A Better Future for Indigenous Peoples), which will support a range of community infrastructure investments, including energy systems.

ADAPTING TO CLIMATE CHANGE IMPACTS

Canada will also need to adapt our public infrastructure to a changing climate and strengthen the resilience of our communities to the impacts of climate change. Budget 2016 proposes to provide $129.5 million over five years, starting in 2016–17, to seven federal departments and agencies to implement programming focused on building the science base to inform decision-making, protecting the health and well-being of Canadians, building resilience in the North and Indigenous communities, and enhancing competitiveness in key economic sectors.

Budget 2016 also proposes to provide an additional $40.0 million over five years, starting in 2016–17, to integrate climate resilience into building design guides and codes. The funding will support revised national building codes by 2020 for residential, institutional, commercial and industrial facilities. Guides integrating climate resiliency into the design and rehabilitation of public infrastructure will also be ready for adoption by 2020.

158	Chapter 4

ENSURING INTERNATIONAL ENVIRONMENTAL COOPERATION

Climate change and air pollution are international issues that require international cooperation to find solutions. Budget 2016 proposes to provide $61.3 million over five years, starting in 2016–17, to Environment and Climate Change Canada, Natural Resources Canada and Global Affairs Canada to continue international environmental engagement to advance Canada’s climate change and air pollution objectives. This funding will ensure Canada continues to play a leadership role in international environmental organizations, such as the United Nations Framework Convention on Climate Change, and will allow Canada to work toward a North American clean energy and environmental agreement with the United States and Mexico.

Canada’s International Climate Finance Commitment

Canada is committed to ambitious action on climate change. On November 27, 2015, the Government announced that Canada will contribute an historic total of $2.65 billion on a cash basis by 2020 to help the poorest and most vulnerable countries mitigate and adapt to the adverse effects of climate change. Canada’s climate finance contribution, scaling up to $800 million per year on a cash basis by 2020–21, is a substantial increase from historical levels of support and represents a doubling of Canada’s fast-start financing levels.

Canada’s climate finance contribution will be delivered through a variety of channels and instruments for critical efforts, such as helping developing countries adapt to climate change, deploying renewable energy technologies and managing risks related to severe weather events. This contribution will support the commitment Canada made under the 2009 Copenhagen Accord to work with partners to jointly mobilize, from a wide variety of sources, US$100 billion annually by 2020.

REDUCING AIR POLLUTION

Air pollution harms the environment and the health of Canadians, and gives rise to economic costs. While progress is being made to address air emissions from domestic sources (i.e., industry and vehicles) and from transboundary sources, air pollution remains a concern.

A Clean Growth Economy	159

Budget 2016 proposes to provide $345.3 million over five years, starting in 2016–17, to Environment and Climate Change Canada, Health Canada and the National Research Council to take action to address air pollution in Canada. The funding will allow these organizations to conduct research on and monitor air pollution sources as well as health and environmental impacts; report to Canadians on air pollution sources and on local, regional and national air quality; continue to implement the Air Quality Management System jointly with provinces and territories; administer and enforce existing regulatory and non-regulatory instruments to reduce air pollution; and maintain the economic and policy capacity to develop new policy approaches and regulatory instruments to improve air quality.

These efforts will be complemented through advances in Canadian clean technology, providing air pollution reduction solutions alongside economic opportunities, and contributing to sustainable, inclusive prosperity for Canadians.

TAX TREATMENT OF EMISSION ALLOWANCE REGIMES

Several provinces have introduced or are in the course of introducing emissions trading regimes. Budget 2016 proposes specific income tax rules to clarify the income tax treatment of emission allowances and ensure the appropriate tax treatment of transactions under these regimes.

PROTECTING AND RESTORING CANADA’S ECOSYSTEMS AND NATURAL HERITAGE

Canada’s national parks, national marine conservation areas and marine protected areas provide outstanding examples of our country’s natural landscapes, generate economic activity by attracting visitors from Canada and abroad, and provide Canadians with access to our natural heritage.

From coast to coast to coast, Canada has unparalleled ocean and freshwater resources. Actions to protect water quality and ecosystem health are critical to the lives and livelihoods of all Canadians.

Budget 2016 proposes a number of measures to support the further enhancement and expansion of protected areas; to improve evidence-based decision-making through increased funding for ocean and freshwater science; to protect the quality of water in Canada’s lakes and oceans; and to reduce risks to human health and the environment by taking action on federal contaminated sites.

160	Chapter 4

PROVIDING FREE ACCESS AND EXPANDING THE NATIONAL PARK SYSTEM

Canada’s national parks belong to all Canadians. The Parks Canada Agency is responsible for protecting and presenting nationally significant examples of Canada’s natural and cultural heritage. Through its broad network of national parks, marine conservation areas and national historic sites, Parks Canada connects Canadians with their heritage.

The Government is committed to expanding the national parks and national marine conservation areas systems to ensure each of Canada’s distinct natural regions is protected. It is also committed to developing and expanding programs and services so that more Canadians can experience our national parks and learn about our environment and historic sites.

Budget 2016 proposes to provide up to $142.3 million over five years, starting in 2016–17, to the Parks Canada Agency and Natural Resources Canada to deliver on these commitments:

•

$42.4 million over five years, starting in 2016–17, to continue work on developing new national parks and national marine conservation areas, including the Lancaster Sound National Marine Conservation Area, Nunavut and Thaidene Nene National Park, Northwest Territories;

•

Up to $83.3 million over five years, starting in 2016–17, to provide free admission for all visitors to national parks, national marine conservation areas and national historic sites operated by the Agency in 2017, the 150th anniversary of Confederation, and to provide free admission for all children under 18 years of age, beginning in 2018; and

•

$16.6 million over five years, starting in 2016–17, to expand the Learn to Camp program, develop new programming to tell Canada’s stories, and encourage Indigenous story-telling and eco-tourism opportunities.

A Clean Growth Economy	161

Investing in Our National Parks

Canada’s national parks belong to all Canadians. The Government is committed to preserving and expanding our national parks, national marine conservation areas and historic sites and to making them more accessible to Canadians. To achieve this, Budget 2016 provides significant new investments, including:

•   $42.4 million to the Parks Canada Agency and Natural Resources Canada to continue work on developing new national parks and national marine conservation areas, including the Lancaster Sound National Marine Conservation Area, Nunavut and Thaidene Nene National Park, Northwest Territories;

•   Up to $83.3 million to the Parks Canada Agency to provide free admission for all visitors to national parks, national marine conservation areas and national historic sites operated by the Agency in 2017, the 150th anniversary of Confederation, and to provide free admission for all children under 18 years of age, beginning in 2018; and

• $16.6 million to the Parks Canada Agency to expand the Learn to Camp program, develop new programming to tell Canada’s stories, and encourage Indigenous story-telling and eco-tourism opportunities.

As part of the federal infrastructure initiative in Chapter 2—Growth for the Middle Class, Budget 2016 proposes to provide up to $191 million over two years, starting in 2016–17 on a cash basis, to the Parks Canada Agency to improve tourism and highway assets, including:

• $85.9 million to twin part of the Trans-Canada Highway through Yoho National Park in British Columbia;

• $21.6 million to pave highways through Wood Buffalo National Park in the Northwest Territories;

• $65.9 million for a new biking and walking trail in Jasper National Park in Alberta; and

• $17.7 million to build a new biking and walking trail in Pacific Rim National Park Reserve in British Columbia.

PROTECTING MARINE AND COASTAL AREAS

Canada is a signatory to the International Convention on Biological Diversity. In 2010, members of the convention adopted the Aichi Biodiversity Targets, which included a target to conserve 10 per cent of coastal and marine areas by 2020. To achieve this, Canada needs to conserve an additional 525,000 km2, an area roughly equivalent to the size of all of the Atlantic provinces.

In Canada, marine and coastal areas are protected through a variety of measures, including the designation of Marine Protected Areas under the Oceans Act, National Marine Conservation Areas and National Wildlife Areas. Approximately 1 per cent of Canada’s marine and coastal areas have already been protected.

162	Chapter 4

Budget 2016 proposes to provide $81.3 million over five years, starting in 2016–17, to Fisheries and Oceans Canada and Natural Resources Canada to support marine conservation activities, including the designation of new Marine Protected Areas under the Oceans Act. Parks Canada will also continue efforts to develop new National Marine Conservation Areas. Together these actions are designed to achieve the target to protect 10 per cent of Canada’s marine and coastal areas by 2020.

INVESTING IN OCEAN AND FRESHWATER RESEARCH

Oceans and waterways are vital to Canada’s economy. They connect us with global markets and are a resource for coastal and Indigenous communities. Scientific evidence is the foundation on which the Government develops policies around the management and protection of the oceans, coasts, waterways and fisheries to ensure that they are healthy, sustainable and profitable for future generations.

Budget 2016 proposes to provide $197.1 million over five years, starting in 2016–17, to Fisheries and Oceans Canada to increase ocean and freshwater science, monitoring and research activities and to provide support for the Experimental Lakes Area in Northwestern Ontario. Funding will support new and expanded research activities that will promote the health of fish stocks and sustainable aquaculture, enable more comprehensive monitoring of the impacts of aquatic pollution, and enhance our knowledge of freshwater ecosystems.

IMPROVING GREAT LAKES WATER QUALITY AND ECOSYSTEM HEALTH

Millions of Canadians live and work along the shores of the Great Lakes. Protecting water quality and ecosystem health in the Great Lakes is vital to ensuring that Canadians can continue to depend on this rich ecosystem for their drinking water, for recreation and for jobs.

To date, phosphorus levels in Lake Erie have been measured and reduction targets have been established. To help preserve the Great Lakes as a valuable resource, Budget 2016 proposes to provide $3.1 million in 2016–17 to Environment and Climate Change Canada to continue to improve nearshore water and ecosystem health by reducing phosphorus and the resulting algae in Lake Erie. With these resources, the focus will shift from setting phosphorus targets to achieving them, including developing a domestic action plan, and monitoring and reporting on progress. Lessons learned from phosphorus reduction in Lake Erie could be applied to the other Great Lakes.

A Clean Growth Economy	163

MANAGING TRANSBOUNDARY WATER ISSUES

Canada and the United States share 20 per cent of the world’s freshwater in the Great Lakes alone, and jointly manage countless other lakes and rivers. The International Joint Commission is the binational body that manages these Canada-U.S. transboundary waters. These waters are of great economic, environmental and symbolic value to Canadians, and how we manage them is of utmost importance. In recent years, flooding, variable water levels and water quality have affected four important water basins that straddle the Canada-U.S. border—the Upper Great Lakes, Lake Champlain and the Richelieu River, Lake of the Woods and the Souris River.

Budget 2016 proposes to provide up to $19.5 million over five years, starting in 2016–17, to the International Joint Commission to enable Canada to match U.S. funding to study these issues in order to protect the local environment and communities.

ADDRESSING THE THREAT OF POLLUTANTS FROM THE MANOLIS L

The Manolis L, which sank to a depth of more than 80 metres in 1985 off the coast of Newfoundland and Labrador, lay dormant until April 2013 when cracks in the hull, coupled with a powerful storm, allowed some fuel oil to reach the surface. Since then, the Canadian Coast Guard has installed an oil containment system.

Budget 2016 proposes to provide $6 million in 2016–17 to the Canadian Coast Guard for a technical assessment of the wreck, a critical next step in developing a permanent solution to addressing the threat of pollution from the vessel.

Accelerating Federal Contaminated Sites Clean-Up

Federal contaminated sites are a legacy of past practices that have resulted in contamination. These sites pose environmental and human health risks to Canadians and the environment. As part of the federal infrastructure initiative in Chapter 2—Growth for the Middle Class, Budget 2016 proposes to provide over $200 million over two years, starting in 2016–17 on a cash basis, to accelerate the assessment and remediation of contaminated sites for which the Government is responsible. This funding will identify and reduce the risks to human health and the environment from federal contaminated sites.

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STRENGTHENING CANADA’S ENVIRONMENTAL ASSESSMENT PROCESSES

Robust environmental assessment processes support evidence-based decision-making for major projects. Canadians look to the Government to ensure that these processes take full account of the environmental, social and economic considerations surrounding new projects. Budget 2016 proposes measures to rebuild trust in Canada’s environmental assessment processes, provide the Canadian Environmental Assessment Agency with the necessary resources to deliver on its responsibilities, and increase and sustain capacity for evidence-based decision-making for projects in the North.

RESTORING TRUST IN ENVIRONMENTAL ASSESSMENT

In the Speech from the Throne, the Government committed to review federal environmental assessment processes as part of efforts to restore public trust and support the renewal of the relationship with Canada’s Indigenous peoples. The Government has further committed to ensure that decisions on projects undergoing federal environmental assessments will be informed by scientific evidence and that Indigenous peoples will be more fully engaged in reviewing and monitoring major projects.

On January 27, 2016, the Government announced the following interim principles to guide environmental assessments for major projects as the first part of a broader strategy:

1.	Project reviews will continue within the current legislative framework and in accordance with treaty provisions.

2.	Decisions will be based on science, and traditional knowledge of Indigenous peoples.

3.	The views of the public and affected communities will be sought and considered.

4.	Indigenous peoples will be meaningfully consulted, and where appropriate, impacts on their rights and interests will be accommodated.

5.	Direct and upstream greenhouse gas emissions linked to the projects under review will be assessed.

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Budget 2016 proposes to provide $16.5 million over three years, starting in 2016–17, to the National Energy Board, Natural Resources Canada and Transport Canada to implement the interim approach. This funding will support public and Indigenous participation in enhanced consultations in projects undergoing reviews by the National Energy Board and to support Crown consultations with Indigenous people. Funding provided to the National Energy Board will be fully cost-recovered from industry.

SUPPORTING THE CANADIAN ENVIRONMENTAL ASSESSMENT AGENCY

The Canadian Environmental Assessment Agency is the main authority responsible for federal environmental assessments. It conducts environmental assessments, advises the Minister of Environment and Climate Change in establishing project review panels, and supports the panels in their work. The Agency also supports the Minister in fulfilling her responsibilities under the Canadian Environmental Assessment Act, 2012, including the development and issuance of enforceable environmental assessment decision statements. In addition, the Agency administers a Participant Funding Program that provides support for individuals, non-for-profit organizations and Indigenous groups to participate in federal environmental assessments.

Budget 2016 proposes to provide $14.2 million over four years, starting in 2016–17, to the Canadian Environmental Assessment Agency to support the Agency in fulfilling its responsibilities under the Canadian Environmental Assessment Act, 2012. These resources will support activities, such as increasing Agency capacity to undertake consultations with the public and Indigenous groups, and will support compliance and enforcement.

TAKING STOCK OF THE ARCTIC ENVIRONMENT

The Arctic is a vast and dynamic ecosystem as well as a place of tremendous natural resource potential upon which northern communities rely for their livelihoods. The Government is committed to early engagement of Inuit people on potential offshore oil and gas activity in the Arctic and to ensuring that decision-making regarding the management of resources is evidence-based and considers possible impacts to the unique environment and wildlife.

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Budget 2016 proposes to provide $19 million over five years, starting in 2016–17, to Indigenous and Northern Affairs Canada to collaborate with researchers and Inuit communities to gather existing research and traditional knowledge of the Arctic environment and conduct new research where gaps in knowledge exist. This work will help assess the potential environmental impacts of future oil and gas activity in three regions of the Arctic—the Beaufort Sea, Baffin Bay and Davis Strait, and Kivalliq, Kitikmeot and the Arctic Islands of Nunavut—and inform whether oil and gas activity should proceed in these regions.

IMPROVING REGULATORY REVIEW PROCESSES FOR MAJOR PROJECTS IN THE NORTH

Large resource development and infrastructure projects are primary drivers of the northern economy, creating employment and business opportunities, and generating tax revenues that benefit Northerners and all Canadians. Since 2010, the Northern Projects Management Office has played a vital role in coordinating the participation of federal departments and agencies in the regulatory review processes of proposed major resource projects and infrastructure projects in the North, including environmental assessments, coordinating federal Crown consultations, and tracking the progress of these projects in the North.

The Canadian Northern Economic Development Agency supports development initiatives in the territories and is the regional delivery agent for the Northern Projects Management Office. Budget 2016 proposes to provide $10.1 million over four years, starting in 2016–17, to the Canadian Northern Economic Development Agency to continue the Agency’s leadership role in the Northern Projects Management Office in improving the timeliness, predictability and transparency of northern regulatory review processes.

A Clean Growth Economy	167

Table 4.1

A CLEAN GROWTH ECONOMY

millions of dollars

	2015–16	2016–17	2017–18	Total

Clean Technology
Clean Technology Innovation			195	195
Accelerating Clean Technology Development		28	56	85
Investing in Electric Vehicle and Alternative Transportation Fuels Infrastructure		14	49	63
Expanding Tax Support for Clean Energy		1	3	4
Advancing Regional Electricity Cooperation		1	2	3
Developing Cleaner Oil and Gas Technologies		5	45	50
Improving Data on the Clean Technology Sector		2		2
Subtotal—Clean Technology		51	350	401

Securing a Cleaner, More Sustainable Environment
Supporting the Pan-Canadian Framework on Clean Growth and Climate Change		36	1,039	1,076
Moving to a Cleaner Transportation Sector		28	28	57
Supporting Energy Efficiency and Renewable Energy Development		41	45	86
Adapting to Climate Change Impacts		25	37	62
Ensuring International Environmental Cooperation		12	12	24
Reducing Air Pollution		97	100	197
Providing Free Access and Expanding the National Park System		19	73	92
Protecting Marine and Coastal Areas		16	18	34
Investing in Ocean and Freshwater Research		30	38	68
Improving Great Lakes Water Quality and Ecosystem Health		3		3
Managing Transboundary Water Issues		4	5	9
Addressing the Threat of Pollutants From the Manolis L		6		6
Restoring Trust in Environmental Assessment		5	8	13
Supporting the Canadian Environmental Assessment Agency		5	3	9
Taking Stock of the Arctic Environment		3	3	6
Improving Regulatory Review Processes for Major Projects in the North		3	3	5
Subtotal—Securing a Cleaner, More Sustainable Environment		333	1,413	1,746

Total		384	1,764	2,147
Less funds existing in the fiscal framework		-271	-271	-542
Less projected revenues		-2	-5	-7

Net Fiscal Cost		111	1,488	1,599

Note:	Totals may not add due to rounding.

168	Chapter 4

Chapter 5

AN INCLUSIVE AND FAIR CANADA

INTRODUCTION

Canada is at its best when all citizens have the opportunity to reach their full potential and are treated fairly, and the contributions from every segment of society are valued. As a nation, we are united by these beliefs, which have made Canada a model for the world.

Budget 2016 delivers on the Government’s agenda to empower all Canadians to build better lives for themselves and to enable them to contribute to and share in the prosperity of the country. The investments proposed in Budget 2016 support strong social policies that create opportunity, build communities, support those who have worked hard for our country, promote health and well-being, ensure a fair and accessible justice system, celebrate our heritage and national institutions, and foster social cohesion.

The December 4, 2015 Speech from the Throne set out an agenda to empower all Canadians to build better lives for themselves and enable them to contribute to and share in the prosperity of the country. The measures in this budget deliver on this agenda, with investments targeted to some of the most vulnerable segments of society, including seniors and veterans.

The Government will meet its commitments to help all Canadians retire with security and dignity and to provide veterans with the support and care they deserve in return for the sacrifices that they have made for their country.

To eliminate systemic barriers and deliver equality of opportunity to all Canadians living with disabilities, the Government will consult with provinces, territories, municipalities and stakeholders to introduce a Canadians with Disabilities Act. This budget allocates $2 million over two years, starting in 2016–17, to support the full participation of Canadians with disabilities in this process.

Canadians are fiercely proud of their country and its place in the world. The Government will make investments that celebrate our common heritage and national institutions.

Canadians want to feel safe in their homes, online and in their communities. This Government proposes measures that will help protect Canadians by ensuring public safety officers have the necessary equipment and facilities to investigate serious crime, and to enhance our understanding of radicalization at home. This budget also promotes Canadians’ continued well-being by improving the safety of our cyber, rail, marine and motor safety systems and enhances the ability to respond to emergencies both on land and on our beautiful coasts.

This budget also delivers on the promises made to Canadians and establishes a foundation for a greater Canada, one that embraces diversity and inclusion as unique advantages that contribute to our common prosperity and solidify Canada’s place in the world.

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IMPROVING THE QUALITY OF LIFE FOR SENIORS

Canada’s public pension programs—the Old Age Security program and the Canada Pension Plan—play an important role in the retirement income security of Canadians. The Government is committed to implementing changes to strengthen public pensions and improve the outcomes of Canadian seniors for today and tomorrow.

INCREASING THE GUARANTEED INCOME SUPPLEMENT FOR SINGLE SENIORS

Canada’s retirement income system has been successful in reducing the incidence of poverty among Canadian seniors. However, some seniors continue to be at heightened risk of living in low income. In particular, single seniors are nearly three times more likely to live in low income than seniors generally.

Budget 2016 proposes to increase the Guaranteed Income Supplement top-up benefit by up to $947 annually for the most vulnerable single seniors starting in July 2016, which will support those seniors who rely almost exclusively on Old Age Security and Guaranteed Income Supplement benefits and may therefore be at risk of experiencing financial difficulties. This enhancement more than doubles the current maximum Guaranteed Income Supplement top-up benefit and represents a 10-per-cent increase in the total maximum Guaranteed Income Supplement benefits available to the lowest-income single seniors. This measure represents an investment of over $670 million per year and will improve the financial security of about 900,000 single seniors across Canada.

Single seniors with annual income (other than Old Age Security and Guaranteed Income Supplement benefits) of about $4,600 or less will receive the full increase of $947. Above this income threshold, the amount of the increased benefit will be gradually reduced and will be completely phased out at an income level of about $8,400. Benefits will be adjusted quarterly with increases in the cost of living.

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How Low- income Single Seniors Will Benefit

Lynn is a 74-year-old resident of Montréal, Quebec, who lives alone. With no income apart from Old Age Security and Guaranteed Income Supplement benefits, she struggles to make ends meet. The increase in the Guaranteed Income Supplement top-up benefit for single seniors proposed in Budget 2016 will provide Lynn with an additional $947 per year.

Charles is a 68-year-old widower residing in Edmonton, Alberta. Charles receives annual Canada Pension Plan benefits of $5,000 along with Old Age Security and Guaranteed Income Supplement benefits. The increase in the Guaranteed Income Supplement top-up benefit for single seniors proposed in Budget 2016 will provide Charles with an additional $848 per year.

ENHANCING THE CANADA PENSION PLAN

The Canada Pension Plan is a strong program that is able to pool risk among contributors and pay a predictable and lifetime benefit to Canadians when they retire. It provides a portable, low-cost and modest pension for all Canadian workers, except workers in Quebec, who contribute to the Quebec Pension Plan, which provides similar benefits.

Most Canadians approaching retirement age appear to be on track to adequately replace their working-age income in retirement. However, there are important concerns about the falling coverage of workplace pension plans in the private sector. Moreover, Canadians are living longer and healthier lives, which increases the risk that Canadians might outlive their savings. These concerns are particularly important for younger Canadians.

An enhanced Canada Pension Plan would represent a major step in improving retirement outcomes for workers and reducing the uncertainty that many Canadians feel about being able to enjoy a secure and dignified retirement.

In December 2015, this Government began discussions on enhancing the Canada Pension Plan with provinces and territories, with the goal of being able to make a collective decision before the end of 2016. In the coming months, the Government will launch consultations to give Canadians an opportunity to share their views on enhancing the Canada Pension Plan.

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RESTORING THE ELIGIBILITY AGES OF THE OLD AGE SECURITY PROGRAM

As an essential part of the Government’s plan to strengthen public pensions and improve the lives of Canadian seniors, the eligibility ages of the Old Age Security program will be restored. Budget 2016 proposes to cancel the provisions in the Old Age Security Act that increase the age of eligibility for Old Age Security and Guaranteed Income Supplement benefits from 65 to 67 and Allowance benefits from 60 to 62 over the 2023 to 2029 period.

Restoring the eligibility age for Old Age Security and Guaranteed Income Supplement benefits to 65 will put thousands of dollars back in the pockets of Canadians as they become seniors. These benefits are an important part of the retirement income of Canadians, particularly for lower-income seniors. Vulnerable seniors depend on this support, and without it, face a much higher risk of living in poverty.

INCREASED SUPPORT FOR SENIOR COUPLES LIVING APART

Senior couples who must live apart for reasons beyond their control face higher costs of living and are at an increased risk of living in poverty. Budget 2016 proposes to introduce amendments to the Old Age Security Act that will ensure that couples who receive Guaranteed Income Supplement and Allowance benefits and have to live apart for reasons beyond their control (such as a requirement for long-term care) will receive higher benefits based on their individual incomes at a total cost of $2.6 million per year. Legislation is already in place to allow for senior couples who are both Guaranteed Income Supplement recipients to receive benefits based on their individual incomes if the couple is living apart for reasons beyond their control. By extending this treatment to couples receiving Guaranteed Income Supplement and Allowance benefits, the Government is improving fairness for seniors.

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How Low-income Couples Will Benefit

Heather and David have been married for 40 years. David, age 77, receives annual Canada Pension Plan benefits of $3,000 and Old Age Security and Guaranteed Income Supplement benefits of over $12,500. Heather, age 62, has annual earnings from her part-time job of $6,000 and receives over $5,800 in Allowance benefits. Taken together, the Old Age Security program provides Heather and David with over $18,300 in annual income support.

David requires long-term care and Heather and David must live apart. Budget 2016 proposes to allow David and Heather to receive their Guaranteed Income Supplement and Allowance benefits based on their individual incomes, recognizing the higher costs of living that Heather and David would face living apart. As a result of the proposed change, David would receive over $14,300 in Old Age Security and Guaranteed Income Supplement benefits. Heather would receive about $8,300 in Allowance benefits. Taken together, the Old Age Security program would provide annual income support of about $22,600, an increase of more than $4,000 from current levels.

ENSURING SENIORS BENEFITS KEEP PACE WITH THE COST OF LIVING

The Government is committed to ensuring that Old Age Security and Guaranteed Income Supplement benefits keep pace with the actual costs of living faced by seniors. The Government is therefore looking at how a new Seniors Price Index that reflects the cost of living faced by seniors could be developed.

SUPPORTING CANADA’S VETERANS

Veterans and their families have earned Canadians’ respect and gratitude. The Government will give back to those who have given so much in service to all Canadians. Budget 2016 proposes to restore critical access to services for veterans as well as ensure the long-term financial security of disabled veterans. Budget 2016 also proposes measures to honour the service, sacrifice and accomplishments of those who served in the military.

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ENHANCING SERVICES FOR VETERANS

Canada’s veterans and their families deserve our care, compassion and respect. To better support veterans where they live, Budget 2016 proposes to reopen and staff service offices in Charlottetown, Sydney, Corner Brook, Windsor, Thunder Bay, Saskatoon, Brandon, Prince George and Kelowna, open an additional office in Surrey, and expand outreach to veterans in the North by working with local partners. This will make it easier for veterans to access services across the country.

Budget 2016 also proposes to hire additional case managers to reduce the client-to-case manager ratio to no more than 25:1. Case managers represent the first line of intervention to help veterans in their rehabilitation process and to coordinate referrals to health care providers. Reducing the client-to-case manager ratio will help veterans make successful transitions to civilian life.

To implement these measures, Budget 2016 proposes to provide $78.1 million over five years, starting in 2016–17.

FINANCIAL SUPPORT FOR VETERANS

Since the creation of the New Veterans Charter in 2006, the range of programs, services and benefits under the Charter have been gradually updated over time. However, veterans groups as well as the Veterans Ombudsman have noted that the Charter needs to be enhanced to meet the needs of modern-day veterans. Budget 2016 therefore proposes significant enhancements to financial benefits for modern-day veterans. The proposed investment includes:

•

Increasing the Disability Award (maximum increased to $360,000 in 2017) for injuries or illnesses caused or worsened by military service, and aligning it with other New Veterans Charter benefits by indexing it to inflation. Higher Awards would be paid retroactively to all veterans who have received an Award since the introduction of the New Veterans Charter in 2006.

•

Expanding access to higher grades of the Permanent Impairment Allowance to better support veterans who have had their career options limited by a service-related illness or injury. The potential impact of the permanent and severe impairments on veterans’ career advancement opportunities would be considered in determining the appropriate level of financial support. The benefit would also be renamed Career Impact Allowance to better reflect the intent of the program.

An Inclusive and Fair Canada	175

•

Increasing the Earnings Loss Benefit to provide income replacement of 90 per cent of gross pre-release military salary for injured veterans participating in Veterans Affairs Canada’s rehabilitation or vocational assistance program or with injuries preventing them from suitable and gainful employment. The indexation of this benefit would also no longer be capped at 2 per cent and would be allowed to keep pace with inflation. Finally, the calculation of the minimum benefit would be amended to be based on a senior private’s salary instead of a basic corporal’s salary.

These measures represent a significant investment that would greatly improve income support to disabled veterans, including both veterans transitioning to the civilian workforce as well as those with injuries preventing them from suitable and gainful employment. In particular, these measures would ensure that disabled veterans who are unable to return to the workforce because of their injuries receive higher lifelong financial support.

In consultation with the veterans’ community, the Government also understands there is a significant desire to better design veterans’ financial support programs going forward—and that the Government should take the appropriate time to work with veterans to ensure programs meet the needs of those injured in the line of duty.

Over the next year, the Government will work with the veterans’ community to examine the best way to streamline and simplify the system of financial support programs currently offered by Veterans Affairs Canada and National Defence for veterans and their families. The overall objective of this work will be to ensure that the Government delivers programs and services in a way that is veterans-centric and facilitates a seamless and successful transition from military to civilian life.

Based on current projections of demand for the programs, the Government expects that $1.6 billion over five years, starting in 2016–17, would flow to veterans and their families in the form of higher direct payments. However, public sector accounting standards require that the present value of all increased future payments to eligible recipients be recognized up front when changes are made to veterans benefit plans. The budgetary expense associated with the increase in benefits for eligible recipients amounts to $5.6 billion over six years, starting in 2015–16.

176	Chapter 5

LAST POST FUND

The Government of Canada has a duty to remember the service and sacrifice of those who served in the military.

The Last Post Fund program provides financial assistance to the estates of eligible deceased veterans towards the cost of burial and for funeral services. To expand eligibility for the program to more families of low-income veterans, Budget 2016 proposes to increase the estate exemption for the Last Post Fund from roughly $12,000 to roughly $35,000, and apply an annual cost of living adjustment to the estate exemption going forward.

Based on current projections of demand for the program, the Government expects that $3.4 million over five years, starting in 2016–17, would flow to the families of veterans in the form of higher direct payments. However, public sector accounting standards require that the present value of all increased future payments to eligible recipients be recognized up front when changes are made to veterans benefit plans. The budgetary expense associated with the increase in benefits for eligible recipients amounts to $25.9 million over six years, starting in 2015–16.

COMMEMORATION

Budget 2016 proposes to merge the Community War Memorial Program with the Commemorative Partnership Program, and to expand the scope of the Commemorative Partnership Program to allow funding for the building of new community war memorials. This will streamline the application process for Canadians and community groups to gain access to funding opportunities available for commemorative activities for veterans.

INVICTUS GAMES

On March 16, His Royal Highness Prince Henry of Wales announced that Toronto will host the 2017 Invictus Games for ill and injured veterans. The Invictus Games is an international sporting event that promotes the well-being and rehabilitation of our veteran population, and the Government is proud to show its support for the organization of the Games in Canada. Budget 2016 proposes to reallocate funding of $4 million over two years, starting in 2015–16, and to provide new funding of $6 million in 2016–17 to support the organization of the Games.

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STRENGTHENING CANADA’S HEALTH CARE SYSTEM

Canada’s publicly funded health care system is a source of pride and a defining value for Canadians, who rely on it for timely access to universal, high-quality services based on need, not ability to pay. However, while Canada’s health care system has served Canadians well, it must be strengthened to better meet the needs of patients as changes in demographics, disease patterns and technology continue to shift the delivery of care into homes and communities.

The Government is committed to working in partnership with provinces and territories to negotiate a new multi-year health accord that will improve health care in Canada and boost health outcomes for all Canadians. The Minister of Health has begun discussions with her provincial and territorial counterparts to enhance the affordability and accessibility of prescription drugs, improve access to home care and mental health services, and support pan-Canadian innovation in the delivery of health services.

As these discussions are ongoing, this budget provides immediate investments to support pan-Canadian progress on accord priorities in the form of support for innovations within the health care system. In addition, Budget 2016 announces initiatives that will help Canadians maintain and improve their health, including through expanding access to nutritious food in the North, enhancing food safety, providing funding for specific men’s and women’s health initiatives, improving vaccine uptake and coverage, and investing in concussion protocols.

CANADIAN FOUNDATION FOR HEALTHCARE IMPROVEMENT

The Canadian Foundation for Healthcare Improvement is a not-for-profit organization funded by the Government of Canada that is dedicated to accelerating health care improvements and efficiencies. Budget 2016 proposes to provide $39 million over three years, starting in 2016–17, to the Canadian Foundation for Healthcare Improvement to support its ongoing efforts to identify and introduce innovations in the health care system.

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CANADA HEALTH INFOWAY

Canada Health Infoway is a not-for-profit corporation created in 2001 that provides leadership and facilitates collaboration with the provinces and territories on accelerating the development and adoption of electronic health systems. Budget 2016 proposes to provide $50 million over two years, starting in 2016–17, to Canada Health Infoway to support short-term digital health activities in e-prescribing and telehomecare.

EXPANDING NUTRITION NORTH CANADA

A nutritious diet is essential to good physical and mental health. Nutrition North Canada helps alleviate the high cost of food in many northern isolated communities by providing a subsidy on perishable nutritious food. Culturally appropriate nutrition education initiatives are also provided to promote the consumption of a healthy diet. Budget 2016 proposes to provide $64.5 million over five years, starting in 2016–17, and $13.8 million per year ongoing to expand Nutrition North Canada to support all northern isolated communities.

ENHANCING FOOD SAFETY IN CANADA

Canada’s food supply is among the safest in the world. At the federal level, the collaborative efforts of the Canadian Food Inspection Agency, Health Canada and the Public Health Agency of Canada safeguard food and enhance the health and well-being of consumers in Canada.

Canada’s world-class food safety system also contributes to export opportunities for Canadian agriculture and agri-food producers and manufacturers. Internationally consistent food safety requirements help secure and maintain access for Canadian products to foreign markets. Canada’s reputation for high quality and safe food also supports foreign consumer confidence and demand for Canadian agriculture and agri-food products.

Budget 2016 proposes to provide $38.5 million over two years, on a cash basis, starting in 2016–17 to further strengthen and modernize Canada’s food safety system. With this funding, the Canadian Food Inspection Agency will invest in systems that will help target inspection activities to the highest-risk domestic and imported foods. The Agency will also enhance inspection activities abroad to assist in responding to food safety risks before they reach domestic consumers.

To help families make better food choices, the Government will also be taking steps over the next year to improve food labels to give more information on added sugars and artificial dyes in processed foods.

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CANADIAN PARTNERSHIP AGAINST CANCER

Budget 2016 confirms ongoing funding for the Canadian Partnership Against Cancer at $47.5 million per year. This will allow the organization to continue its work with cancer agencies and stakeholders, including Indigenous communities, while engaging patients, care providers and the general public in promoting innovative approaches to reducing the toll of cancer across Canada. Federal support for the Canadian Partnership Against Cancer will complement the initiatives in a new Health Accord currently under discussion with provinces and territories.

IMPROVING HEART HEALTH FOR WOMEN

Heart disease and stroke are a leading cause of death among Canadian women. In fact, most Canadian women have at least one risk factor for heart disease and stroke—yet many women are not aware of this threat and do not know how to recognize the symptoms until it is too late. Budget 2016 proposes to provide $5 million over five years, starting in 2016–17, to the Heart and Stroke Foundation to support targeted research on women’s heart health and to promote collaboration between research institutions across the country. This funding will help lay the ground work for ensuring women have access to high quality care that is attentive to the inherent differences in the diagnosis and treatment of heart disease and stroke in women and men.

TACKLING MEN’S HEALTH

Men face unique health challenges. Canadian men are 79 per cent more likely than women to die from heart disease, 57 per cent more likely to die from diabetes, and account for 82 per cent of alcohol related death, yet 70 per cent of men’s health conditions and diseases are preventable. In order to help raise awareness of men’s health issues, Budget 2016 proposes to provide $4 million over the next four years, starting in 2016–17, to the Canadian Men’s Health Foundation to provide men with information about how they can make lifestyle and behavioural changes to improve their health.

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IMPROVING IMMUNIZATION COVERAGE RATES

Vaccine preventable diseases are still present in some areas of Canada and can lead to serious disability and even death. To help ensure the ongoing health and safety of Canadians, particularly children and those who are immunocompromised, such as the elderly, high levels of immunization coverage among Canadians is required. Budget 2016 proposes to provide $25 million over five years, starting in 2016–17. With this funding, the Public Health Agency of Canada will update the national immunization coverage goals and disease reduction targets, improve Canada’s ability to identify under-and un-immunized Canadians, and develop a focused program to improve vaccine access and uptake.

HARMONIZATION OF CONCUSSION MANAGEMENT GUIDELINES

Many individuals, particularly children and youth, experience concussions during sport and recreation activities, sometimes with needless and tragic outcomes. More work is needed to harmonize concussion management guidelines across Canada. Budget 2016 proposes to provide $1.4 million over two years, starting in 2016–17, to allow the Public Health Agency of Canada to work with provinces and territories on this important issue with a focus on athlete and student return-to-play and return-to-learn protocols.

IMPROVING CANADA’S JUSTICE SYSTEM

The right to a fair trial for all Canadians is a fundamental underpinning of Canadian democracy. The Government has committed to a respectful relationship with Canadian courts, which uphold the rule of law and provide forums to resolve disputes and test laws in a fair and rational manner. Measures included in Budget 2016 will help Canadians assert their rights and provide disadvantaged Canadians access to a justice system that is fair, modern and efficient.

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TAKING ACTION AGAINST GUNS AND GANGS

The Government remains committed to removing handguns and assault weapons from our streets. Over the next year, the Minister of Public Safety and Emergency Preparedness will be working with his provincial, territorial and municipal counterparts to develop a strategy on how the federal government can best support communities and law enforcement in their ongoing efforts to make it harder for criminals to get and use these weapons and to reduce guns and gang violence in our communities.

In addition, as the Government consults Canadians on the framework for the legalization of marijuana, it will work to ensure that any new regime must protect young Canadians by keeping marijuana out of the hands of children and youth.

REINSTATING THE COURT CHALLENGES PROGRAM OF CANADA

The Government is committed to safeguarding Canada’s official languages and equality rights, including protecting the rights of women and minorities. The Court Challenges Program provides financial assistance for individuals and groups who wish to clarify their language and equality rights in Canada’s courts. This program has been instrumental in bringing cases to the courts that clarify and assert Charter rights. Budget 2016 proposes to provide new funding of $12 million over five years to support the Court Challenges Program of Canada. When combined with existing federal investments, total funding will be $5 million annually.

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Protecting Language Rights

In a vast and diverse country like Canada, the only way to provide equal protection to everyone is to enshrine basic rights and freedoms in the Constitution. The Canadian Charter of Rights and Freedoms gave Canadians the ability to appeal to the Courts if they felt their constitutional rights had been infringed or denied.

The Court Challenges Program has been instrumental in helping Canadians bring to the courts questions that have helped define these rights, in particular our official languages rights in our classrooms, workplaces, and within the justice system.

The Canadian Bar Association was a longtime supporter of the Court Challenges Program, has always supported it, and has seen it as a fundamental institution in Canadian democracy.

—SARAH LUGTIG, CHAIRWOMAN, CANADIAN BAR ASSOCIATION

STANDING COMMITTEE FOR ACCESS TO JUSTICE

ENSURING ACCESS TO JUSTICE

Access to criminal legal aid promotes justice for economically disadvantaged persons and helps ensure the Canadian justice system remains fair and efficient. Federal, provincial and territorial governments each contribute to the delivery of legal aid. Budget 2016 provides $88 million over five years, starting in 2016–17, to increase funding in support of the provision of criminal legal aid in Canada.

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A MORE EFFICIENT FEDERAL COURT SYSTEM

Canadians expect a justice system that is accessible and efficient. The Courts Administration Service is an arm’s-length federal organization that provides support to the Federal Court of Appeal, the Federal Court, the Court Martial Appeal Court of Canada and the Tax Court of Canada. Federal Courts judges prepare files, conduct hearings and write decisions at locations across Canada. Budget 2016 proposes to provide $7.9 million over five years to the Courts Administration Service to invest in information technology infrastructure upgrades to safeguard the efficiency of the federal court system. Budget 2016 also proposes to provide up to $2.6 million over two years on a cash basis to help relocate the Quebec City Federal Courts facility, thereby ensuring continued Federal Courts presence in Quebec City.

INVESTING IN ARTS AND CULTURE

Canada’s heritage, shaped by our diversity, deserves to be celebrated and shared.

Our cultural industries represent a key sector of our economy and the intersection of art, science and technology offers infinite opportunities to innovate and problem solve. Investing in the Canadian cultural sector helps to create jobs, strengthens the economy and ensures that the unique Canadian perspective is shared with the world. Measures included in Budget 2016 will support important national institutions, safeguard our two official languages, and promote industries that highlight Canada’s culture by investing $1.9 billion over five years. These investments include funding of $168.2 million over two years for the Canada Cultural Spaces Fund, being proposed as part of the Government’s commitment to social infrastructure.

Finally, as we move closer to the 150th anniversary of Confederation in 2017, the Government will work with its partners to ensure that all Canadians will have the opportunity to participate in local, regional, national and international celebrations.

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Table 5.1

NEW INVESTMENTS IN CANADIAN ARTS AND CULTURE

millions of dollars (cash)

	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021	Total

Canadian Broadcasting Corporation/Radio-Canada	75.0	150.0	150.0	150.0	150.0	675.0
Canada Council for the Arts	40.0	75.0	110.0	145.0	180.0	550.0
Telefilm Canada	2.0	5.0	5.0	5.0	5.0	22.0
National Film Board of Canada	1.5	3.0	3.0	3.0	3.0	13.5
Showcasing Canada’s Cultural Industries to the World	10.0	25.0	–	–	–	35.0
Supporting National Museums	33.5	18.1	18.1	18.1	18.1	105.9
Canada Cultural Spaces Fund	83.8	84.4	–	–	–	168.2
National Historic Sites	10.0	10.0	–	–	–	20.0
National Arts Centre	38.0	76.9	–	–	–	114.9
Canada Science and Technology Museum	45.6	87.9	22.9	–	–	156.4
National Gallery of Canada	1.0	8.6	–	–	–	9.6
Total Investment—Arts and Culture	340.4	543.9	309.0	321.1	356.1	1,870.5
Note:	Details on national historic sites are presented in Chapter 2—Growth for the Middle Class.

INVESTING IN ARTS AND CULTURAL ORGANIZATIONS

Investing in Canadian cultural and creative industries allows Canadian artists to share their stories at home and abroad. Budget 2016 provides $1.3 billion over five years, starting in 2016–17, to support longstanding arts and cultural organizations, as follows:

•

The Minister of Canadian Heritage will work with the Canadian Broadcasting Corporation/Radio-Canada to develop a five-year accountability plan. Budget 2016 proposes to invest $675 million in the Canadian Broadcasting Corporation/Radio-Canada to disseminate and support world-class Canadian content and to provide Canadians with better access to programs and services in the digital era;

•

To foster the development of the arts in Canada through grants, services and awards to professional Canadian artists and arts organizations, as well as through scholarly awards, Budget 2016 proposes to invest $550 million in the Canada Council for the Arts;

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•

To provide funding and promotion programs dedicated to the cultural, commercial and industrial success of Canada’s audiovisual industry, Budget 2016 proposes to provide Telefilm Canada with $22 million; and

•	To create social-issue documentaries, animation, and digital content, Budget 2016 proposes to provide the National Film Board of Canada with $13.5 million.

Achieving Long-term Sustainability for the CBC/Radio-Canada

For more than 75 years, the CBC/Radio-Canada has been a vital national institution that brings Canadians together, promotes and defends our two official languages and supports our shared culture and values.

An independent CBC/Radio-Canada continues to adapt to the changing broadcasting landscape and is transforming the way it engages with Canadians—providing us with high-quality relevant content how, where and when Canadians want it.

Reversing past cuts will enable the CBC/Radio-Canada to invest in its Strategy 2020: A space for us all priorities, leading to the creation of Canadian content which will be more digital, local and ambitious in scope.

To remain relevant and successful, the CBC/Radio-Canada needs to invest in new multi-platform content and more innovative programs. Restored funding will also support investment in enhanced services, such as the digitization of archives.

This Government is reinvesting and re-engaging with the CBC/Radio-Canada and will be working with it as it develops a new vision, mandate and accountability plan to ensure the institution’s long- term sustainability.

SHOWCASING CANADA’S CULTURAL INDUSTRIES TO THE WORLD

Canada’s cultural and creative industries are a vibrant part of our economy and national identity. Our artists, producers, composers and technicians are world leaders in their fields. Budget 2016 proposes to invest $35 million over two years, beginning in 2016–17 to support the promotion of Canadian artists and cultural industries abroad. This funding will immediately help Canadian foreign missions promote Canadian culture and creativity on the world stage, in particular as Canada approaches the 150th Anniversary of Confederation. Over the next year, the Minister of Canadian Heritage will be consulting on how best to continue to support Canadian cultural exporters as they contribute to inclusive growth.

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SUPPORTING NATIONAL MUSEUMS

Canada’s national museums are important cultural institutions that play a vital role in preserving Canada’s heritage, educating Canadians and inspiring innovation. For several years, Canada’s national museums have faced financial pressures that have impacted their ability to implement dynamic and important programs and exhibitions. Budget 2016 proposes to provide up to $105.9 million over five years, with $6.1 million per year ongoing, to help Canada’s national museums address immediate operational and capital pressures. The allocation of this funding by institution will be announced at a future date.

Investing in Federal Cultural Infrastructure

As part of the federal infrastructure initiative in Chapter 2—Growth for the Middle Class, Budget 2016 proposes to make investments of up to $280.9 million over five years on a cash basis to support the infrastructure needs of three important Canadian cultural institutions:

•   $156.4 million over three years to support the expansion of the Canada Science and Technology Museum through the construction of a new collection and conservation centre to preserve and protect priceless Canadian heritage artifacts;

• $114.9 million over two years to support the renewal of the National Arts Centre, which highlights Canada’s performing arts community; and

• $9.6 million over two years to undertake needed repairs to the National Gallery of Canada, including its iconic windows.

These investments are in addition to the $168.2 million over two years for the Canada Cultural Spaces Fund, being proposed as part of the Government’s commitment to social infrastructure.

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ENHANCING PUBLIC SAFETY

Threats to Canada and emergencies can arise in many different ways: through terrorism, organized crime, natural disasters or severe weather, to name just a few. The Government remains committed to ongoing work with provinces and territories on a number of important initiatives including supporting them in their efforts to take illegal guns off our streets and reduce gang-related violence; ensuring public safety officers have the support and treatment they need when facing post-traumatic stress disorder; and recognizing community heroes and supporting their families when tragedy strikes.

The Government remains committed to repealing the problematic elements of Bill C-51. Following consultation, the Minister of Public Safety and Emergency Preparedness will introduce new legislation that strengthens accountability with respect to national security and better balances collective security with rights and freedoms.

We need to have the right tools to take action when needed to keep Canadians safe. Budget 2016 includes several immediate measures that will support the safety and security of Canadians within our borders.

OFFICE OF THE COMMUNITY OUTREACH AND COUNTER-RADICALIZATION COORDINATOR

Success in countering radicalization to violence requires the support and participation of all levels of government and civil society. Budget 2016 proposes to provide $35 million over five years, starting in 2016–17, with $10 million per year ongoing, to establish an Office of the Community Outreach and Counter-radicalization Coordinator. The Office will provide leadership on Canada’s response to radicalization to violence, coordinate federal/provincial/territorial and international initiatives, and support community outreach and research.

STRENGTHENING HEAVY URBAN SEARCH AND RESCUE

Swift and effective response to emergencies is critical for keeping Canadians and communities safe, and heavy urban search and rescue is primarily used in cases of large-scale incidents. Budget 2016 provides $15.5 million over five years, starting in 2016–17, to restore funding to heavy urban search and rescue task forces in Vancouver, Toronto, Calgary and Manitoba, as well as to work with provinces to expand this capacity in underserved regions.

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ROYAL CANADIAN MOUNTED POLICE VANCOUVER LABORATORY RELOCATION

The Royal Canadian Mounted Police’s (RCMP) forensic laboratory services play an important role in supporting law enforcement investigations through forensic identification and analysis of evidence. Budget 2016 proposes to provide up to $60.4 million over five years on a cash basis for a new RCMP forensic laboratory to be co-located with the RCMP’s regional headquarters in Surrey, British Columbia. The new, more efficient laboratory will support the investigation of the most serious and violent crimes, helping to quickly identify and apprehend offenders, and contribute to enhancing the safety of Canadians.

Investing in Infrastructure for Security Agencies

As part of the federal infrastructure initiative in Chapter 2—Growth for the Middle Class, Budget 2016 proposes to provide more than $128 million over two years on a cash basis, starting in 2016–17, to improve the physical infrastructure that is relied upon by law enforcement and intelligence agencies across the country on a daily basis. This investment will contribute to the rehabilitation, construction and modernization of facilities of the RCMP, the Canadian Security Intelligence Service and the Canada Border Services Agency. The investment will address health and safety concerns for officers, ensure the continuity of mission-critical operations, repurpose existing spaces to better meet program requirements and upgrade training facilities, in particular those at the RCMP Depot Division located in Regina, Saskatchewan.

REOPENING THE KITSILANO CANADIAN COAST GUARD FACILITY

The Canadian Coast Guard is responsible for ensuring public safety on the water and protecting the marine environment along Canada’s coasts, including in the Greater Vancouver area. Port Metro Vancouver is Canada’s busiest port, with $187 billion of annual commercial shipping activity, in addition to being one of the busiest recreational boating areas in Canada.

Budget 2016 proposes to provide $23.6 million over five years on a cash basis, starting in 2016–17, to reopen the Kitsilano Search and Rescue Lifeboat Station in Vancouver as a Coast Guard Base with enhanced marine emergency response capacity. This will restore search and rescue services in the area. In addition, activities at Kitsilano will be expanded to include environmental response capacity, as well as emergency response training for regional stakeholders and response partners, including Indigenous groups. The facility will also serve as a Regional Incident Command Post in the event of a significant marine incident, as recommended in an independent review of the response to the fuel oil spill from the M/V Marathassa in April 2015.

An Inclusive and Fair Canada	189

The reopening of the Kitsilano Base is an important investment in a stronger Coast Guard and a critical step towards improving marine safety off Canada’s east and west coasts. Options will be developed over the coming year to enhance search and rescue capacity in Newfoundland and Labrador.

Strengthening Marine Communications and Aids to Navigation

The Canadian Coast Guard oversees the safe and efficient movement of ships through Canadian waters. To achieve this objective, it operates an extensive network of aids to navigation such as beacons, buoys and lighthouses. The Marine Communication and Traffic Services program also makes available distress and safety communications services to mariners and monitors vessel movements to ensure a safe and orderly flow of marine traffic.

As part of the federal infrastructure initiative in Chapter 2—Growth for the Middle Class, Budget 2016 proposes to provide $45.9 million over two years, on a cash basis, to the Canadian Coast Guard to improve the dependability and efficiency of aids to navigation and structures that support Marine Communication and Traffic Services, such as aging towers. Improvements will include modernizing power generation at Marine Communication and Traffic Services and aids to navigation sites by replacing older diesel generators with cleaner and greener technologies.

STRENGTHENING THE SECURITY OF GOVERNMENT OF CANADA NETWORKS AND CYBER SYSTEMS

The Government of Canada has an obligation to protect the personal and corporate information that Canadians provide to the government to deliver public services. Budget 2016 proposes to provide $77.4 million over five years, starting in 2016–17, to implement new measures to improve the security of government networks and information technology systems. These measures will ensure that the government can better defend its networks and systems from cyber threats, malicious software and unauthorized access.

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ENHANCING THE SAFETY OF RAILWAYS AND THE TRANSPORTATION OF DANGEROUS GOODS

Many cities and towns across Canada were established because of the railroad, and our communities have grown around railway infrastructure over time. Railways remain critical to the Canadian economy, carrying more than one third of Canada’s trade to and from border crossings and marine ports. The tragic incident at Lac-Mégantic, on July 6, 2013, highlighted the importance of rail safety and the regulation of the transportation of dangerous goods. Following recommendations from the Transportation Safety Board of Canada, a number of actions have been undertaken, including the implementation of amendments to the Railway Safety Act along with new regulations and standards, and increased frequency of inspections of high-risk dangerous goods operations. Rail traffic volumes are expected to continue to increase, and there are further Transportation Safety Board recommendations to be implemented. Canadians expect industry and government to take action to mitigate the risks associated with the movement of goods by rail through their neighbourhoods.

Budget 2016 proposes to provide $143 million over three years on a cash basis to sustain existing measures and support new and expanded activities to strengthen oversight and enforcement, and to enhance prevention and response capabilities related to rail safety and the transportation of dangerous goods. New measures will include: increased inspection capacity and improved training for stronger and more consistent oversight across the country; enhanced systems for testing, classifying, registering and mapping dangerous goods and their movements, to support better risk management; increased federal contributions for local investments in safer railway crossings to help prevent accidents; and additional support for first responders to provide better tools and the information required to better protect communities.

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IMPROVING MOTOR VEHICLE SAFETY

Transport Canada works with industry and government partners to make Canada’s roads the safest in the world. This includes setting safety standards for the design, construction, and importation of motor vehicles.

Budget 2016 proposes to provide $7.3 million over two years to increase inspection capacity and support the development of a regulatory framework for emerging technologies such as automated vehicles.

Investing in Motor Vehicle Testing

As part of the federal infrastructure initiative in Chapter 2—Growth for the Middle Class, Budget 2016 proposes to provide $5.4 million, on a cash basis, to the Motor Vehicle Test Centre in Blainville, Quebec to enhance testing capacity at the facility. Through these actions, the Government is taking concrete steps to ensure Canada’s transportation system remains safe.

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Table 5.2

AN INCLUSIVE AND FAIR CANADA

millions of dollars

	2015-16	2016-17	2017-18	Total

Improving the Quality of Life for Seniors
Increasing the Guaranteed Income Supplement for Single Seniors		478	669	1,147
Increased Support for Senior Couples Living Apart		1	3	3
Subtotal—Improving the Quality of Life for Seniors		479	672	1,150

Supporting Canada’s Veterans
Enhancing Services for Veterans		8	18	25
Financial Support for Veterans	3,727	420	400	4,547
Last Post Fund	15	3	3	21
Invictus Games	2	9		10
Subtotal—Supporting Canada’s Veterans	3,743	438	421	4,602

Strengthening Canada’s Health Care System
Canadian Foundation for Healthcare Improvement		5	17	22
Canada Health Infoway		30	20	50
Expanding Nutrition North Canada		12	13	25
Enhancing Food Safety in Canada		14	22	36
Canadian Partnership Against Cancer	48	48	48	143
Improving Heart Health for Women		1	1	2
Tackling Men’s Health		1	1	2
Improving Immunization Coverage Rates		5	5	10
Harmonization of Concussion Management Guidelines		1	1	1
Subtotal—Strengthening Canada’s Health Care System	48	116	126	290

Improving Canada’s Justice System
Reinstating the Court Challenges Program of Canada		5	5	10
Ensuring Access to Justice		9	12	21
A More Efficient Federal Court System		1	2	3
Subtotal—Improving Canada’s Justice System		15	19	34

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Table 5.2

AN INCLUSIVE AND FAIR CANADA

millions of dollars

	2015-16	2016-17	2017-18	Total

Investing in Arts and Culture
Canadian Broadcasting Corporation/Radio-Canada		75	150	225
Canada Council for the Arts		40	75	115
Telefilm Canada		2	5	7
National Film Board of Canada		2	3	5
Showcasing Canada’s Cultural Industries to the World		10	25	35
Supporting National Museums		34	18	52
Subtotal—Investing in Arts and Culture		162	276	438

Enhancing Public Safety
Office of the Community Outreach and Counter-radicalization Coordinator		3	5	8
Strengthening Heavy Urban Search and Rescue		3	3	6
Reopening the Kitsilano Canadian Coast Guard Facility		3	3	6
Strengthening the Security of Government of Canada Networks and Cyber Systems		12	15	27
Enhancing the Safety of Railways and the Transportation of Dangerous Goods		34	52	85
Improving Motor Vehicle Safety		3	4	7
Subtotal—Enhancing Public Safety		57	82	139

Total	3,791	1,268	1,596	6,654
Less funds existing in the fiscal framework	-48	-64	-66	-178
Less funds sourced from departmental resources	-2	-5	-3	-9

Net Fiscal Cost	3,741	1,199	1,527	6,467
Note:	Totals may not add due to rounding.

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Chapter 6

CANADA IN THE WORLD

INTRODUCTION

This Government is committed to strengthening Canada’s place in the world. In order to rebuild our international influence and have an impact, Canada will re-energize and reinforce our efforts to support multilateralism. The Government will ensure the Canadian Armed Forces are equipped to protect Canadians and contribute to international peace and security, including peace-keeping. The Government will adopt a proactive approach and a positive tone to its engagement, and will emphasize Canada’s interests and values. The Government will back its words with actions.

The Government has already made several decisions resulting in more than $5 billion on a cash basis being invested in activities that will allow Canada to make a real and valuable contribution to a more peaceful and prosperous world, including:

•	$2.65 billion by 2020 on a cash basis, to address climate change in developing countries;

•	More than $1.6 billion over three years, starting in 2016–17, towards security, stabilization, humanitarian and development assistance for Iraq, Syria, Jordan and Lebanon;

•	$678 million over six years, starting in 2015–16, to respond to the Syrian refugee crisis and aid in the resettlement of 25,000 Syrian refugees; and

•	$100 million in 2015–16 to the United Nations High Commissioner for Refugees, to help support critical relief activities in the region.

Through Budget 2016, the Government is making additional targeted investments to renew Canadian leadership on the world stage. The Government is also committed to restoring Canada’s reputation as an active and constructive member of the international community, including through our engagement with the United Nations and other multilateral financial institutions.

Active engagement in the world is not without risks. The international security environment is more complex and challenging, exposing our personnel abroad to increased threat and risk. The Government is committed to the duty of care of its employees and will continue to invest in cost-effective measures that allow our international network to deliver services to Canadians and advance Canadian interests.

RESTORING AND RENEWING INTERNATIONAL ASSISTANCE

In strengthening Canada’s place in the world, the Government is committed to refocusing its international assistance on the poorest and most vulnerable. This means assessing Canada’s development, humanitarian and peace and security programming to ensure that Canada’s international assistance priorities are focused on poverty reduction.

Over the next year, the Government will conduct a review of Canada’s international assistance policy framework. This review will include consultations with Canadians and international aid organizations to ensure that all perspectives are heard. The outcomes of the review will inform Budget 2017, and will take into account the Government’s international priorities as well as domestic considerations.

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INCREASING THE INTERNATIONAL ASSISTANCE ENVELOPE

In the short term, the Government will provide immediate funding to Canada’s International Assistance Envelope (IAE).

IAE resources have declined overall in recent years. Budget 2016 proposes to allocate new funding to the IAE, including $256 million over two years (2016–17 to 2017–18) in new resources, that will increase Canada’s ability to respond to emerging international assistance priorities.

PROMOTING INTERNATIONAL PEACE AND SECURITY

Greater international peace and security helps the millions of people affected by conflicts and living in fragile states, and supports a more peaceful world. A safer world is also a more prosperous world for Canada. Budget 2016 proposes to allocate up to $586.5 million over three years, starting in 2016–17, from unallocated International Assistance Envelope resources for the renewal of key peace and security programs. This includes up to:

•	$450 million for the Global Peace and Security Fund, including for initiatives to promote pluralism;

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•	$106.5 million for the International Police Peacekeeping and Peace Operations Program; and

•	$30 million for the Counter-Terrorism Capacity Building Program-Sahel Envelope.

In addition, on February 8, 2016, the Government committed more than $1.6 billion over three years, starting in 2016–17, to respond to the ongoing crisis in Iraq and Syria, and its impact on the region. This includes more than $1.2 billion to support development, stabilization, humanitarian and development assistance efforts in the region.

This significant funding will support Canada’s leadership role in effectively responding to international peace and security challenges and crises, including peacekeeping.

Canada’s Approach in Iraq, Syria, Jordan and Lebanon

On February 8, 2016, the Government announced a new approach to respond to the ongoing crisis in Iraq and Syria, and its impact on the region. The Government has committed more than $1.6 billion over three years, starting in 2016–17, towards security, stabilization, humanitarian and development assistance for Iraq, Syria, Jordan and Lebanon, including:

•   $306 million in 2016–17 to refocus Canada’s military mission on training and advising local security forces to take their fight directly to the Islamic State of Iraq and the Levant (ISIL). Recognizing the complexity of the challenging security environment, the Government will assess at a later date whether the mission should be extended beyond March 31, 2017;

• $840 million over three years for humanitarian aid programs designed to provide life-saving assistance;
• $270 million over three years in resilience and development programming, including building local capacity to provide basic social services; and
• $145 million over three years towards counter-terrorism, stabilization and chemical, biological, radiological and nuclear security programming.

This approach will allow Canada to increase its presence and make a meaningful contribution to the Global Coalition to Counter ISIL, while strengthening the ability of regional governments and local authorities to defend themselves, and rebuild over the long term.

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EXPANDING IMMIGRATION

Canada’s history has been shaped by immigration. Immigrants bring unique cultures and perspectives, and make distinctive contributions to Canadian society and the economy. Our immigration system works best when it strikes a balance between Canada’s economic needs and Canadians’ core values of compassion and opportunity for all. That is why the Government recently announced a target of 300,000 for permanent resident admissions in 2016, representing a 7-per-cent increase over the 2015 target level. With this new target level, Canada will reunite families, offer a place of refuge to those fleeing persecution and support Canada’s long-term economic prosperity. Budget 2016 builds on this commitment by demonstrating continued leadership with respect to the Syrian refugee crisis and by making family reunification a priority under Canada’s immigration policy.

EXPANDING CANADA’S INTAKE OF SYRIAN REFUGEES

Canadians have been deeply affected by the refugee crisis in Syria and the surrounding region, and have expressed the desire to help. In November 2015, the Government showed leadership by committing $678 million over six years, starting in 2015–16, to resettle 25,000 Syrian refugees by February 29, 2016, and by committing to resettle an additional 10,000 government-assisted Syrian refugees over the course of 2016. Budget 2016 proposes to provide $245 million over five years, starting in 2016–17, for the identification, overseas processing, transportation and resettlement of the additional 10,000 Syrian refugees.

Resettling 25,000 Syrian Refugees

On November 24, 2015, the Government announced that it would take immediate action to resettle 25,000 Syrian refugees to Canada by the end of February 2016, and the Government has fulfilled this commitment. The Government has worked with communities across Canada to provide the necessary support to help these refugees begin their new life in Canada.

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REDUCING APPLICATION PROCESSING TIMES

Family reunification is a key objective of immigration in Canada but too often it takes too long for family sponsorship decisions to be taken, leaving families separated for prolonged periods. To address this, Budget 2016 proposes to provide $25 million in 2016–17 to support faster and more predictable processing times for family sponsorship. The new funding will be used to target specific applications backlogs in Canada and overseas, and to reduce processing times on sponsorship decisions. Through this investment, application backlogs will be reduced and wait times will be significantly shortened.

We…call on our government to promote an immigration and refugee system that respects basic rights by favouring the speedy reunification of families in the interests of the healthy, humane, respectful and productive integration of newcomers.

–CANADIAN COUNCIL FOR REFUGEES

ACHIEVING HIGHER PERMANENT RESIDENT ADMISSIONS

Canadians welcome those who want to come to Canada and contribute to our country’s success. That is why the Government recently announced an increase in the overall target level for permanent resident admissions for 2016. To support higher admissions levels and to help newcomers fully integrate into Canadian life and contribute to our economic growth, Budget 2016 proposes to provide $56 million over three years, starting in 2016–17. New funding would support the processing of new permanent residents and increased settlement programming. Settlement programs provide immigrants with critical assistance such as language courses and skills training to facilitate their transition into the Canadian economy and society.

IMPROVING EXPORT VERIFICATIONS

Canada needs to ensure that its exports do not pose health, safety or security threats to Canadians and its allies and that Canada continues to respect international commitments. The Canada Border Services Agency’s export verifications support this objective by preventing the proliferation of weapons of mass destruction and the export of goods that have been obtained illegally. Budget 2016 proposes to provide $13.9 million over five years, starting in 2016–17, to improve export verifications by enabling the Agency to enhance identification processes and increase examination rates of high-risk shipments.

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DEFENDING CANADA

The Government is steadfast in its commitment to providing greater security for Canadians. This includes ensuring that the Canadian Armed Forces have the equipment and personnel required to protect Canadian sovereignty, defend North America, provide disaster relief, conduct search and rescue, support United Nations peace operations, and contribute to the security of our allies and to coalition operations abroad.

The Canadian Armed Forces will continue to play an important role in the coalition fight against the Islamic State of Iraq and the Levant (ISIL), and in North Atlantic Treaty Organization (NATO) assurance measures in Central and Eastern Europe. Budget 2016 also reaffirms Canada’s contribution to support Ukrainian forces through military training and capacity-building in 2016–17, in coordination with other countries providing similar training assistance.

The Government will conduct an open and transparent process to create a new defence strategy that will deliver a modern, more agile and better-equipped military. A new defence strategy will include improved processes to ensure more accurate costing for major defence procurements and to provide Canadians with regular updates on project costs and timelines. Over the course of 2016, the Government will seek the input of Canadians, experts, allies and partners, and Parliament on the strategic environment for the Canadian Armed Forces, the roles for the Canadian Armed Forces, and the Canadian Armed Forces size, structure and capabilities.

RENEWING MAJOR EQUIPMENT FOR THE CANADIAN ARMED FORCES

A modern, well-equipped Canadian Armed Forces is needed to support missions at home and abroad. The Department of National Defence is in the process of renewing its major equipment, including Canada’s aging fleets of CF-18 fighter aircraft and maritime warships.

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For the purposes of fiscal planning, funding to support large-scale capital projects for defence, including the associated operating and sustainment costs, is set aside in the fiscal framework and managed on an accrual basis. In this context, the cost of a given capital project is amortized over the useful life of the asset; for example, a $1-billion capital project with a 25-year useful life would typically have an amortized expense profile of $40 million per year over 25 years. The amortized costs of all projects cannot exceed the total funds available for large-scale capital projects in a given year. Cash appropriations for projects are sought as required by National Defence and are reflected in the department’s Estimates.

Total funding available to National Defence for large-scale capital projects is $84.3 billion over 30 years out to 2044–45, and $2.8 billion per year ongoing starting in 2045–46, on an accrual basis. To ensure that funding is available when key capital acquisitions will be made, funding that is not yet allocated to specific projects, or that cannot be spent due to unforeseen delays in planned projects, can be moved forward into future years when it will be needed.

Budget 2016 proposes to reallocate funding of $3.716 billion for large-scale capital projects from the 2015–16 to 2020–21 period to future years. This is not a reduction in National Defence’s budget. This will ensure that funding is available for large-scale capital projects when it is needed. Funding is being shifted into future years to align with the current timing of National Defence’s major equipment acquisitions. Chart 6.2 shows funding for large-scale capital projects available to National Defence prior to Budget 2016 and following Budget 2016, reflecting the shifting of funding into future years.

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Addressing the Infrastructure Needs of the Canadian Armed Forces

The Government is committed to ensuring that Canadian Armed Forces personnel and their families have the support they need, including safe and modern facilities in which to live, work and train. As part of the federal infrastructure initiative in Chapter 2—Growth for the Middle Class, Budget 2016 proposes to provide $200.5 million over two years on a cash basis, starting in 2016–17, to National Defence to undertake infrastructure projects at Canadian Forces Bases and other defence properties across Canada. Investments will include:

•   $77.1 million on projects to support readiness for Canadian Armed Forces military operations, including investments to repair and construct live-fire ranges, airfields and hangars and naval jetties across Canada;

• $67.4 million on projects to support the Reserve Force, including investments to repair and maintain armouries in Alberta, Ontario, Quebec and Nova Scotia;
• $50.0 million on projects to support military personnel and their families, including investments to upgrade and construct military housing across Canada; and

•   $6.0 million on projects to support northern operations, including investments in airfield ramp reconstruction that is critical to northern search and rescue and upgrades to fire suppression systems that directly support the North American Aerospace Defense Command (NORAD).

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Table 6.1

CANADA IN THE WORLD

millions of dollars

	2015–16	2016–17	2017–18	Total

Restoring and Renewing International Assistance
Increasing the International Assistance Envelope		128	128	256
Promoting International Peace and Security		196	196	391
Subtotal—Restoring and Renewing International Assistance		324	324	647

Expanding Immigration
Expanding Canada’s Intake of Syrian Refugees		204	36	240
Reducing Application Processing Times		25		25
Achieving Higher Permanent Resident Admissions		20	18	38
Subtotal—Expanding Immigration		249	54	303

Improving Export Verifications		1	2	3

Defending Canada
Renewing Major Equipment for the Canadian Armed Forces	-205	-90	-1,319	-1,614
Subtotal—Defending Canada	-205	-90	-1,319	-1,614

Total	-205	483	-939	-661
Less funds existing in the fiscal framework		-196	-196	-391

Net Fiscal Cost	-205	288	-1,135	-1,052

Note: Totals may not add due to rounding.

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Chapter 7
OPEN AND TRANSPARENT GOVERNMENT
INTRODUCTION
Open and transparent government is good government. It strengthens trust in our democracy, and ensures the integrity of our public institutions.
The Government is committed to openness, transparency and collaboration, and will modernize how the Government of Canada operates to better reflect the values and expectations of Canadians.

In the digital era, Canadians have high standards for the service they receive. Dealing with the Government should be no exception. In this budget, the Government proposes measures to improve the quality and timelines of critical client services at the Canada Revenue Agency, takes important steps toward evolving online services through Canada.ca, and sets out to establish new performance standards to promote a better client experience for Canadians when they interact with the Government.

Canadians also expect government to be open and transparent. The Government is committed to making government more transparent and will enhance Canadians’ access to government information, including by reviewing the Access to Information Act, streamlining requests for personal information and making more government data available.

IMPROVING SERVICE FOR CANADIANS

IMPROVING CLIENT SERVICES AT THE CANADA REVENUE AGENCY

Service excellence is a top priority for the Canada Revenue Agency (CRA). Canadians deserve high-quality services delivered in a way that makes them feel respected and valued. Budget 2016 proposes $185.8 million over five years, starting in 2016–17, and $14.6 million ongoing for the CRA to address the Government’s commitments to service excellence through a number of initiatives.

•

The CRA answers over 23 million calls in a typical year, but for a number of years, Canadians have been frustrated by frequent busy signals and long wait times to get the answers they need. By investing in the enhancement of telephone services, caller accessibility will be improved through reduced wait times and less frustration for millions of callers. In addition, the Government proposes to introduce a new dedicated telephone support line that will be piloted for tax service providers, giving them greater access to CRA information to the benefit of the millions of clients they serve.

•

The CRA sends out over 130 million pieces of correspondence each year, but many of these letters are difficult to understand and at times can be confusing. In response, the Government proposes to invest in revamping the structure, design and format of its correspondence to ensure all communication is straightforward and easy to read. Over the next three years, virtually all of the CRA’s correspondence for individuals and businesses will be in this new, easy to read format.

•

The CRA works with local community organization volunteers to help eligible Canadians with modest incomes complete their tax returns; this program ensures that lower-income individuals receive the tax benefits that they are entitled to. Budget 2016 proposes a further investment to expand this program, ensuring even more vulnerable Canadians receive the assistance they need. In addition, Budget 2016 proposes additional funding to implement a targeted strategy aimed at notifying lower-income non-filers who are likely eligible to receive tax credits.

•

Pertaining to rules governing charities and their political activities, the CRA, in consultation with the Department of Finance, will engage with charities through discussions with stakeholder groups and an online consultation to clarify the rules governing the political activities of charities.

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•

Through proposed service enhancements, capacity will be increased to resolve taxpayer objections and ensure that taxpayers are provided with certainty of their tax obligations as soon as possible. Providing more timely resolution of objections will ensure that taxpayers are treated fairly and their concerns are dealt with quickly.

In addition to offering a new level of service excellence from the CRA, the proposed enhancements will promote increased compliance and fairness by making it easier for taxpayers to avoid errors and comply with their tax obligations, allowing the CRA to direct its compliance efforts towards cracking down on tax evasion and aggressive tax avoidance.

Helping Canadians Receive the Tax Benefits They Deserve

The focus on improved client service will allow the Canada Revenue Agency (CRA) to proactively contact individuals who are entitled to, but are not receiving, tax benefits. In particular this initiative will help lower-income earners complete and file their tax returns. These actions will benefit lower-income earners including seniors, Indigenous people, and people with disabilities.

The Canadian personal income tax system provides many credits specifically designed to benefit lower-income Canadians (e.g., the Goods and Services Tax/Harmonized Sales Tax Credit). However, each year a number of these taxpayers do not file a tax return, causing them to miss out on potential tax benefits.

Under this proposal, the CRA would send out letters to individuals who have not filed a tax return, informing them that they are potentially entitled to benefits. This initiative, which will have an ongoing cost of about $1.8 million per year beginning in 2016–17, will help these taxpayers receive the tax benefits they are entitled to.

The Community Volunteer Income Tax Program is offered to eligible individuals with a modest or low income. Through this program, community organizations host tax preparation clinics and arrange for volunteers to prepare income tax and benefit returns free of charge each year. Last year, over 2,300 community organizations and 17,000 volunteers prepared and filed more than half a million tax returns nationally.

Budget 2016 proposes an ongoing investment of about $4.0 million per year, beginning in 2016–17, to allow the CRA to extend coverage of the Community Volunteer Income Tax Program and reach out to a larger number of vulnerable and low-income Canadians, including seniors, newcomers (targeting Syrian refugees), persons with disabilities, and Indigenous people.

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GOVERNMENT OF CANADA SERVICE STRATEGY

The Government is committed to making it easier to access government services online and to establishing new performance standards for federal services. To support this commitment, Budget 2016 proposes to provide $17.8 million over five years to the Treasury Board Secretariat to support the development of a Government of Canada client-first service strategy and to complete the migration of government websites to Canada.ca.

OPENING GOVERNMENT AND ENGAGING CANADIANS

ENHANCING ACCESS TO INFORMATION

Transparency includes providing Canadians with timely access to their own personal information held by government. To make it easier for Canadians to access government information, including their personal information, the Government proposes to create a simple, central website where Canadians can submit requests to any government institution. This will be backed up with a 30-day guarantee for personal information requests: should a request take longer than 30 days to fulfill, the Government will provide a written explanation for the delay to the requester and to the Privacy Commissioner. Budget 2016 proposes to provide the Treasury Board Secretariat with $12.9 million over five years for these activities.

In addition, informed by consultations with the Information Commissioner and stakeholders, and advice from Parliamentarians, the Government will move forward on our commitments to revitalize access to information, including empowering the Information Commissioner to order government information to be released, and ensuring that the Access to Information Act applies appropriately to the Prime Minister’s and Ministers’ Offices, as well as to administrative institutions that support the courts and Parliament.

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EXPANDING OPEN DATA INITIATIVES

The Government is committed to accelerating and expanding open data initiatives and to better involving Canadians in policy-making. Budget 2016 proposes to provide $11.5 million over five years to double the Treasury Board Secretariat’s budget for open government activities. This funding will allow the Treasury Board Secretariat to enhance its capacity to support engagement with Canadians, to design and deliver an ambitious open government strategy and to accelerate the provision of digital content.

ELECTORAL REFORM

The Government has committed to restore public trust and faith in the political system by demonstrating to Canadians that their votes count and help shape the policies their governments pursue. As a first step, the Government is committed to working with Parliamentarians to establish a special all-party committee with a mandate to study electoral reform options that would be the basis for a cross-country consultation. Budget 2016 proposes to provide up to $10.7 million over four years, starting in 2016–17, to conduct outreach, raise awareness and encourage the participation of Canadians in consultations on voting system reform. This will complement the work of the Parliamentary committee so that reforms to our democratic institutions are developed through an open and transparent engagement process that includes all Canadians.

PARLIAMENTARY APPROVAL OF GOVERNMENT BORROWING

In 2016–17, the Government will propose legislative amendments to require Parliamentary approval of Government borrowing to enhance transparency and accountability to Parliament.

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BETTER GOVERNMENT FOR CANADIANS

FOCUSING ON OUTCOMES

To ensure that the Government delivers on its commitments, a new results and delivery approach will be implemented that includes the establishment of the Cabinet Committee on Agenda, Results and Communications, chaired by the Prime Minister, and a Results and Delivery Unit, housed in the Privy Council Office.

By focusing on outcomes for Canadians and making evidence-based decisions that are anchored in meaningful data and indicators, the Government is moving to a culture of measurement and impact, and is putting in place the tools to deliver on priorities, align resources to programs and activities that deliver real value for Canadians, and provide meaningful information to Canadians and Parliament.

The Privy Council Office also plays a key role in ensuring the smooth functioning of the Cabinet decision-making process and facilitating the implementation of the Government’s agenda. The Government has committed to increasing its engagement with provinces and territories, putting more focus on digital communications, and making changes to Canada’s democratic institutions, such as revising the processes for Governor in Council appointments and Senate appointments and implementing electoral reform.

To ensure that the department has the resources required to effectively support the Government’s agenda, as well as to strengthen security and make required investments in lifecycle updates to systems and buildings, Budget 2016 proposes to provide up to $49 million in 2016–17 and up to $50 million in 2017–18 to the Privy Council Office. The Government will introduce legislation, as necessary, to ensure that government is organized to provide better outcomes for Canadians.

210	Chapter 7

STRENGTHENING THE PUBLIC SERVICE

The Government is committed to a strong, respectful and productive relationship with the Public Service of Canada, which is a source of comparative advantage for Canada and one of the very best in the world. Each and every time a government employee comes to work, they do so in service to Canada, with the goal of improving our country and the lives of all Canadians. The Government, under the leadership of the President of the Treasury Board, is committed to further strengthening this world-class institution, to ensure that it is innovative, agile, collaborative and high-performing, providing evidence-based advice and high-quality programs and services that meet the needs and expectations of Canadians in communities across the country. The Government is committed to the development of public service leaders and in ensuring that ongoing workplace improvement is based on evidence through employee surveys.

REVIEWING SPENDING AND THE TAX SYSTEM

The Government has committed to eliminate poorly targeted and inefficient programs, wasteful spending, and ineffective and obsolete government initiatives. As a first step towards meeting this commitment, Budget 2016 announces annual reductions of $221 million in professional services, travel and government advertising, starting in 2016–17. Going forward, under the leadership of the President of the Treasury Board, the Government will identify other changes and better align government spending with priorities.

In addition, the Government remains committed to ensuring federal tax expenditures are fair for Canadians, efficient and fiscally responsible. Individuals and businesses have expressed concerns related to the efficiency and fairness of the tax system, and how the increasing number of tax expenditures has made the federal tax system more complex. In the coming year, the Government will undertake a review of the tax system to determine whether it works well for Canadians, with a view to eliminating poorly targeted and inefficient tax measures.

Open and Transparent Government	211

INVESTING IN GOVERNMENT INFORMATION TECHNOLOGY

Since its creation in 2011, Shared Services Canada has worked towards consolidating key Government of Canada information technology (IT) infrastructure in order to achieve savings from economies of scale. The Auditor General of Canada, however, recently identified challenges at Shared Services Canada, including adequately demonstrating that it can meet its objectives of maintaining or improving IT services to effectively serve Canadians. Investing in mission critical systems is essential to ensuring that the Government can meet these objectives and provide high-quality services to Canadians. To this end, Budget 2016 proposes to provide $383.8 million on a cash basis over 2016–17 and 2017–18 to Shared Services Canada to support the transformation of government IT systems, data centres and telecommunications networks.

TRANSFORMING GOVERNMENT BACK OFFICE SYSTEMS

Federal government departments and agencies currently have their own human resources management, financial management and information management platforms. This myriad of platforms makes it difficult to assemble enterprise-wide data for Canadians, and to achieve value for money through back office efficiencies. Budget 2016 proposes to provide $75.2 million over two years to support the replacement of these platforms with Government-wide systems. Once completed, this back office transformation initiative is expected to result in significantly lower annual costs to operate and maintain these functions, and will help deliver better services to Canadians.

BARGAINING IN GOOD FAITH WITH FEDERAL GOVERNMENT UNIONS

A new round of collective bargaining between the Government and federal public service bargaining agents began in 2014, with all 59 federal public service collective agreements up for renewal. The Government is committed to negotiating in good faith to reach agreements that are fair for public service employees and Canadians.

212	Chapter 7

Demonstrating its commitment to fully respect the collective bargaining process, the Government has already introduced new legislation to repeal the legislative provisions that provide it with the power to make unilateral changes to the disability and sick leave system. It also reversed the previous Government’s decision to book savings in respect of changes to the public service disability and sick leave system in advance of the completion of negotiations. The Government will also consult on changes to the Public Service Labour Relations Act introduced through the 2013 Budget Implementation Act.

INCREASING CAPACITY AT STATUS OF WOMEN CANADA

Public policies impact men and women differently, and the Government must take these differences into account when making decisions. To this end, Budget 2016 proposes to increase capacity at Status of Women Canada. Funding would be used to expand the Agency’s regional presence across Canada to support local organizations working on women’s issues and gender equality. Proposed funding would also ensure more consistent gender-based analysis across the federal government for more informed decision-making, and would support the creation of a dedicated research and evaluation unit within the Agency to provide evidence-based, innovative research with respect to women’s issues. Total investments would be $23.3 million over five years, starting in 2016–17.

TREASURY BOARD PROGRAM INTEGRITY PROCESS

Building better government means being responsive to managing critical program and operational risks that emerge due to factors such as evolving workload pressures, asset rust-out, program price inflation and other program cost drivers. In this spirit, the Treasury Board will address government-wide program integrity issues with a view to improving client service and ensuring employee health and safety. For example, organizations such as the Royal Canadian Mounted Police and the Canadian Coast Guard are departments that have been identified as requiring incremental funding to deliver mission-critical services to Canadians.

To address these and other risk management issues, Budget 2016 proposes to allocate $500 million over two years, starting in 2016–17, to support the Treasury Board process. As specific decisions are taken, the amounts will be transparently submitted for Parliamentary approval through the Estimates process.

Open and Transparent Government	213

Table 7.1
OPEN AND TRANSPARENT GOVERNMENT
millions of dollars

	2015–16	2016–17	2017–18	Total

Improving Service for Canadians
Improving Client Services at the Canada Revenue Agency		61	50	111
Government of Canada Service Strategy		8	7	14
Subtotal—Improving Service for Canadians		68	56	125

Opening Government and Engaging Canadians
Enhancing Access to Information		3	4	7
Expanding Open Data Initiatives		2	2	5
Electoral Reform		8	1	9
Subtotal—Opening Government and Engaging Canadians		13	7	20

Better Government for Canadians
Focusing on Outcomes		49	50	99
Reviewing Spending and the Tax System		-221	-221	-442
Investing in Government Information Technology		126	95	221
Transforming Government Back Office Systems		70	5	75
Increasing Capacity at Status of Women Canada		3	5	8
Treasury Board Program Integrity Process		250	250	500
Subtotal—Better Government for Canadians		277	184	461

Total		359	248	607

Net Fiscal Cost		359	248	607

Note: Totals may not add due to rounding.

214	Chapter 7

Chapter 8

TAX FAIRNESS AND A STRONG FINANCIAL SECTOR

INTRODUCTION

The Government is committed to preventing underground economic activity, tax evasion and aggressive tax planning. Budget 2016 provides increased resources to ensure more effective administration and enforcement of tax laws, and proposes actions to improve the integrity of Canada’s tax system. Budget 2016 also sets out certain other tax measures that affect businesses and individuals.

The financial sector plays a vital role in Canada’s economy. Budget 2016 proposes measures to reinforce its soundness, enhance competition and better serve users’ needs.

MAKING THE TAX SYSTEM MORE FAIR

As a matter of fairness for all taxpayers, it is important to prevent underground economic activity, tax evasion and aggressive tax planning. This involves providing the Canada Revenue Agency (CRA) with sufficient resources to administer and enforce tax laws effectively. This effort also requires legislative and other actions to improve the integrity of Canada’s tax system—on both the international and domestic fronts—to ensure that the system is functioning as intended. Budget 2016 proposes several actions that improve the fairness and integrity of the tax system. These actions will help support the objective of an economy that works for everyone.

IMPROVING TAX COMPLIANCE

To help ensure that all taxpayers pay their fair share of taxes, Budget 2016 proposes a number of measures to prevent evasion and improve tax compliance.

CRACKING DOWN ON TAX EVASION AND COMBATTING TAX AVOIDANCE

Tax evasion and aggressive tax avoidance by individuals and businesses entail a fiscal cost to governments and taxpayers, and reduce the fairness and integrity of the tax system. Budget 2016 proposes to invest $444.4 million over five years for the CRA to enhance its efforts to crack down on tax evasion and combat tax avoidance by: hiring additional auditors and specialists; developing robust business intelligence infrastructure; increasing verification activities; and improving the quality of investigative work that targets criminal tax evaders.

As the CRA has a proven track record of meeting expectations from targeted compliance interventions, Budget 2016 accounts for the expected revenue impact of $2.6 billion over five years from these measures. These amounts do not reflect the gain that will be realized by provinces and territories, whose tax revenues will increase as a result of these initiatives.

216	Chapter 8

ENHANCING TAX COLLECTIONS

The success of the CRA’s work in combatting aggressive tax planning, the underground economy and tax evasion is diminished when assessed revenues are not collected by the CRA. Budget 2016 proposes to provide $351.6 million over five years for the CRA to improve its ability to collect outstanding tax debts. It is anticipated that this proposal will lead to the collection of an additional $7.4 billion in tax debt over five years. This strategy will complement existing efforts to encourage earlier payment of outstanding tax liabilities and work with those who cannot pay the full amount when due.

Improving Tax Compliance Benefits All Canadians

As a matter of fairness for all taxpayers, it is important to prevent underground economic activity, tax evasion and aggressive tax planning. A key part of this effort is ensuring that the CRA has sufficient resources to administer and enforce tax laws effectively.

In recent years, the CRA has taken significant action to detect, correct and deter non-compliance. This has included increasing the focus on high-risk segments of the population, reinforcing strategic partnerships with key countries and organizations, developing business intelligence tools to maximize the use of all available tax data, and enhancing risk assessment capacity.

Further investments to crack down on tax evasion and combat tax avoidance will increase the CRA’s ability to find those who aggressively evade or avoid taxes, making the tax system fairer for everyone.

•   To do this, the CRA will hire additional auditors and tax specialists, develop a more robust business intelligence infrastructure, increase verification activities, and improve the quality of investigative work that targets criminal tax evaders.

•   The CRA will also continue ramping up its outreach efforts to ensure that taxpayers understand and meet their tax obligations. These efforts improve tax compliance through a “get it right from the start” approach to educate, inform and support taxpayers by improving service and encouraging voluntary compliance.

ENHANCING TAX INTEGRITY

Canada’s tax system needs ongoing adjustment to ensure that it is functioning as intended and contributing to the objective of an economy that works for everyone. Regular adjustments to address tax planning are consistent with the principles of fairness, economic efficiency and responsible fiscal management.

Internationally, Canada is actively engaged in coordinated multilateral efforts to address base erosion and profit shifting (BEPS) and to increase transparency through the automatic exchange of financial account information between tax authorities. Domestically, a key challenge is to prevent unintended tax advantages that businesses and high-net-worth individuals may be able to obtain through sophisticated tax planning techniques involving private corporations and other mechanisms.

Tax Fairness and a Strong Financial Sector	217

Budget 2016 proposes actions to improve the integrity of Canada’s tax system, on both the international and domestic fronts, to protect the revenue base and give Canadians greater confidence that the system is fair to everyone. These actions also help protect provincial revenues on our shared tax bases.

STRENGTHENING INTERNATIONAL TAX INTEGRITY

Canada and other members of the G20 and the Organisation for Economic Co-operation and Development (OECD) have worked together to develop recommendations aimed at addressing BEPS. This refers to international tax planning arrangements undertaken by multinational enterprises to inappropriately minimize their taxes, for example by shifting taxable profits away from the jurisdiction where the underlying economic activity has taken place.

As part of its commitment to protect the integrity of the Canadian tax base, the Government of Canada is acting on certain recommendations of the BEPS project:

•	Budget 2016 proposes new legislation to strengthen transfer pricing documentation by introducing country-by-country reporting for large multinational enterprises;

•	The Canada Revenue Agency is applying revised international guidance on transfer pricing by multinational enterprises, which provides an improved interpretation of the arm’s-length principle; and

•	Canada is participating in international work to develop a multilateral instrument to streamline the implementation of treaty-related BEPS recommendations, including addressing treaty abuse.

The Canada Revenue Agency will also undertake the spontaneous exchange with other tax administrations of tax rulings that could potentially give rise to BEPS concerns.

The Government is also protecting the integrity of Canada’s international tax system by taking action in other areas. Specifically, Budget 2016 proposes to:

•	Extend the application of the income tax back-to-back loan rules to royalty arrangements, and introduce a similar set of rules in the shareholder loan rules; and

•	Prevent unintended, tax-free cross-border distributions of capital to non-residents by narrowing the application of an existing exception to the cross-border anti-surplus-stripping rule.

218	Chapter 8

The Government is committed to strengthening efforts to combat international tax evasion and avoidance. The exchange of information between tax authorities is an important tool to promote compliance, combat international tax evasion and ensure public confidence in the fairness of the tax system. In November 2015, G20 Leaders reaffirmed their commitment to undertake the automatic exchange of information with respect to financial accounts held by non-residents, under the framework of the Common Reporting Standard developed by the OECD. More than 90 jurisdictions have committed to implement the new standard. Canada intends to implement the standard starting on July 1, 2017, allowing for first exchanges of information with other countries in 2018. The Government will issue legislative proposals for public comment in the near future.

ENHANCING DOMESTIC TAX INTEGRITY

A concern on the domestic front is the ability of high-net-worth individuals to use private corporations to inappropriately reduce or defer tax. To help address this, and as early action in the context of the review of the tax system to be completed in the coming year, Budget 2016 proposes measures to:

•	Prevent business owners from multiplying access to the $500,000 small business deduction using complex partnership and corporate structures;

•

Ensure that investment income derived from an associated corporation’s active business is ineligible for the small business deduction (and taxed at the general corporate income tax rate) in certain circumstances;

•	Ensure that associated corporations cannot avoid the $15-million taxable capital limit in certain circumstances; and

•	Close loopholes that allow private corporations to use a life insurance policy to distribute amounts tax-free that would otherwise be taxable.

Budget 2016 also proposes measures to:

•	Preserve the integrity of the foreign exchange computational rules in transactions typically referred to as debt-parking transactions;

•	Prevent the asymmetrical recognition of gains and losses on derivatives for tax purposes;

•	Prevent the deferral of capital gains tax by investors in mutual fund corporations structured as switch funds;

•

Introduce a new rule that would effectively treat the portion of any gain realized on the sale of a linked note that is attributable to the variable return on the note as accrued interest on the note; and

•	Ensure that excise tax relief for diesel fuel used as heating oil or to generate electricity is targeted to specific instances.

Tax Fairness and a Strong Financial Sector	219

Integrity measures proposed in this budget are expected to increase tax revenues by more than $1.2 billion over five years starting in 2016–17.

Following consultations in 2015, Budget 2016 also confirms the Government’s intent to maintain a rule that allows income earned from property to qualify as active business income where a business has more than five full-time employees.

Going forward, the Government will continue to identify and address tax planning schemes to ensure that the tax system operates as fairly and effectively as possible.

OTHER TAX MEASURES

Certain other tax measures affecting businesses and individuals are set out below. All new tax measures proposed in Budget 2016 are described in detail in the accompanying document Tax Measures: Supplementary Information.

SMALL BUSINESS INCOME TAX RATE

Small businesses—from health care professionals to small manufacturers—provide important goods and services, create opportunities and strengthen communities across Canada. They also benefit from a supportive tax environment, including a reduced income tax rate of 10.5 per cent on their first $500,000 of active business income. This reduced rate allows them to retain more earnings that can be reinvested to support growth and job creation.

Budget 2016 proposes that further reductions in the small business income tax rate be deferred.

ELIGIBLE CAPITAL PROPERTY

Eligible capital property for income tax purposes includes intangible property such as goodwill and licences, franchises and quotas of indeterminate duration, as well as certain other rights. Budget 2016 proposes to simplify the income tax system by repealing the eligible capital property regime and replacing it with a new capital cost allowance (CCA) class. As part of this change, Budget 2016 also proposes to allow small balances of eligible capital property carried over to the new CCA class to be deducted more quickly, and to allow up to $3,000 in incorporation costs to be deducted as a current expense. The latter measure will allow approximately 80 per cent of newly incorporated businesses to deduct the full amount of the incorporation expenses in their initial year.

220	Chapter 8

DONATIONS OF REAL ESTATE AND SHARES OF PRIVATE CORPORATIONS

Budget 2015 included a proposal to provide, beginning in 2017, an income tax exemption in respect of capital gains on certain dispositions of private corporation shares or real estate, where cash proceeds from the disposition are donated to a registered charity or other qualified donee within 30 days. Budget 2016 confirms that the Government does not intend to proceed with this measure.

ACCELERATED CAPITAL COST ALLOWANCE FOR LIQUEFIED NATURAL GAS FACILITIES

An accelerated capital cost allowance (CCA) is currently available for certain liquefied natural gas (LNG) facilities. For assets acquired before 2025, an effective CCA rate of 30 per cent is available for eligible liquefaction equipment and 10 per cent for related buildings. This treatment serves as an incentive to invest in new facilities that supply LNG to new markets. Consistent with Canada’s G20 commitment to eliminate fossil fuel subsidies over the medium term, the Government intends to maintain this tax preference as currently legislated and allow it to expire as scheduled.

RESTORING THE LABOUR-SPONSORED VENTURE CAPITAL CORPORATIONS TAX CREDIT

To facilitate access to venture capital for small and medium-sized businesses and support saving by the middle class, Budget 2016 proposes to restore the Labour-Sponsored Venture Capital Corporations (LSVCC) tax credit to 15 per cent for share purchases of provincially registered LSVCCs for 2016 and subsequent tax years. The measure will provide federal tax relief of about $815 million over the 2015–16 to 2020–21 period.

STRENGTHENING THE FINANCIAL SECTOR TO SUPPORT ECONOMIC GROWTH

Canada’s financial sector framework balances the objectives of stability, competition, and meeting the evolving needs of consumers and businesses. The financial sector plays a vital role in allocating capital efficiently to businesses and households across the economy. It must continue to do so effectively to ensure that Canada’s economic growth will be long-lasting and inclusive.

Tax Fairness and a Strong Financial Sector	221

Canada’s financial sector is world-renowned and has remained resilient and stable through the darkest days of the financial crisis and its aftermath. However, the strength of the Canadian financial sector should not be taken for granted or stand in the way of measures to reinforce its soundness, enhance competition and better serve users’ needs.

This is all the more important at a time when new market forces and risks, including financial technology, changing global regulation, and an uncertain global economic and market environment are presenting challenges to Canada’s economy and financial system.

The Government is committed to advancing measures that will foster conditions that allow federally regulated financial institutions and pension funds to build on their current strengths and adapt to a changing world, while ensuring risks and vulnerabilities are monitored closely and addressed effectively.

ENHANCING CONSUMER PROTECTION

Canadians deserve financial consumer protection that keeps pace in meeting their needs. In addition, the financial consumer protection framework must provide clarity to guide the operations of federally regulated banks.

Amendments to the Bank Act will be proposed to modernize the financial consumer protection framework by clarifying and enhancing consumer protection through a new chapter in the Act. They will reaffirm the Government’s intent to have a system of exclusive rules to ensure an efficient national banking system from coast to coast to coast. The Government will collaborate with provinces, territories, and stakeholders to support the implementation of the framework, as well as to enhance consumer education and financial literacy.

Financial Consumer Protection for Banking

The current financial consumer protection framework for banking is designed to give consumers the tools they need to make appropriate financial decisions. Existing provisions are dispersed throughout the Bank Act and related regulations. The new consumer chapter of the Act will bring together these disparate provisions to create a comprehensive, consolidated framework and include targeted and more flexible consumer protection rules to better respond to Canadians’ changing needs. It will also provide a set of guiding principles, reflecting that banks should act fairly and responsibly and that consumers should be able to make informed financial decisions for themselves. The Financial Consumer Agency of Canada will continue to oversee compliance with the regulatory framework and work with stakeholders to enhance consumer education and financial literacy initiatives with a focus on managing household finances and debt.

222	Chapter 8

RENEWING FINANCIAL SECTOR LEGISLATION

The federal financial institutions statutes contain sunset provisions mandating renewal of banking and insurance legislation by Parliament every five years, providing an opportunity to examine the legislative and regulatory framework in light of emerging trends and developments, to ensure it remains robust and technically sound.

The Department of Finance will undertake a financial sector legislative review and begin consulting stakeholders in the coming months. To support the review, Budget 2016 proposes to provide the Department of Finance with $4.2 million over five years, starting in 2016–17, and to extend the current statutory sunset date by two years to March 29, 2019.

INTRODUCING A BANK RECAPITALIZATION “BAIL-IN” REGIME

To protect Canadian taxpayers in the unlikely event of a large bank failure, the Government is proposing to implement a bail-in regime that would reinforce that bank shareholders and creditors are responsible for the bank’s risks—not taxpayers. This would allow authorities to convert eligible long-term debt of a failing systemically important bank into common shares to recapitalize the bank and allow it to remain open and operating. Such a measure is in line with international efforts to address the potential risks to the financial system and broader economy of institutions perceived as “too-big-to-fail”.

The Government is proposing to introduce framework legislation for the regime along with accompanying enhancements to Canada’s bank resolution toolkit. Regulations and guidelines setting out further features of the regime will follow. This will provide stakeholders with an additional opportunity to comment on elements of the proposed regime.

Bail-in Regime for Banks

Canada’s financial system performed well during the 2008 global financial crisis. Since that time, Canada has been an active participant in the G20’s financial sector reform agenda aimed at addressing the factors that contributed to the crisis. This includes international efforts to address the potential risks to the financial system and broader economy of institutions perceived as “too- big-to-fail”. Implementation of a bail-in regime for Canada’s domestic systemically important banks would strengthen our bank resolution toolkit so that it remains consistent with best practices of peer jurisdictions and international standards endorsed by the G20.

Tax Fairness and a Strong Financial Sector	223

STUDYING HOUSING AND HOUSEHOLD INDEBTEDNESS

Households rely on housing market data to make informed decisions in buying and selling their homes, while governments depend on data to design effective housing policies. Currently it is not possible to fully understand the role of foreign homebuyers in Canada’s housing market since a comprehensive and reliable data set on the number of homes sold to foreign homebuyers does not exist.

Budget 2016 proposes to address this data gap by allocating $500,000 to Statistics Canada in 2016–17 to develop methods for gathering data on purchases of Canadian housing by foreign homebuyers. This initiative could involve collaboration with the provinces, such as British Columbia, which recently announced its intention to have homebuyers disclose whether they are citizens or permanent residents of Canada or another country.

Stable and secure housing markets protect the greatest investment of many middle class Canadian families. On December 11, 2015, the Government announced coordinated actions to strengthen the resiliency of Canada’s housing finance system, increase market discipline in residential lending, and promote long-term stability and balanced economic growth.3 The Government will continue to closely monitor vulnerabilities related to housing and consumer debt and is prepared to implement further measures, should they be needed.

MONITORING SYSTEMIC RISKS TO THE FINANCIAL SYSTEM

The ability to monitor and respond to emerging systemic risks and vulnerabilities in Canada’s financial system is critical to promoting financial stability and economic growth.

[3]

The Minister of Finance announced an increase to the minimum down payment from 5 per cent to 10 per cent for the portion of the property price above $500,000 for government-backed insured mortgages effective February 15, 2016; Canada Mortgage and Housing Corporation (CMHC) announced an increase to guarantee fees for CMHC-sponsored securitization programs effective July 1, 2016; and the Office of the Superintendent of Financial Institutions announced plans to update regulatory capital requirements for residential mortgages.

224	Chapter 8

In December 2011, the Supreme Court of Canada found that Parliament has a role in the management of systemic risks in Canada’s capital markets and Canada-wide data collection. The Government intends to fulfil these responsibilities in a manner that is collaborative and respectful of provincial and territorial jurisdiction. A consultation draft of the proposed federal Capital Markets Stability Act was released for public comment in September 2014. Based on the findings of this consultation, the Government will release a revised draft of the proposed federal Capital Markets Stability Act by the summer.

The Government will also invest to enhance the quality and timeliness of economic and financial data to support domestic and international financial stability. Budget 2016 proposes $13.5 million over five years, starting in 2016–17, to allow Statistics Canada to produce four new data products and fill existing data gaps to meet the International Monetary Fund’s Special Data Dissemination Standard Plus.

SUPPORTING A ROBUST CREDIT UNION SYSTEM ACROSS CANADA

The federal credit union legislative framework provides an option for credit unions that seek to grow regionally or nationally. Recognizing that credit unions considering the federal framework may face transition challenges, the Government will propose legislative measures to provide targeted protection against transitional risks and facilitate a smooth entry process.

ENHANCING THE STRONG REGULATORY AND SUPERVISORY FRAMEWORK FOR FEDERALLY REGULATED PENSION PLANS

Budget 2016 proposes changes to the agreement powers of the Pension Benefits Standards Act (PBSA) and announces a consultative process on a pension plan investment rule.

The Government proposes to broaden the scope of its ability to enter into bilateral agreements with provinces under the PBSA, which will better allow the federal and provincial governments to work together to oversee certain pension plans.

Tax Fairness and a Strong Financial Sector	225

The Government aims to set out an efficient legislative and regulatory framework that provides flexibility to pension plans to seek out the best investment opportunities, while protecting the retirement savings of Canadians. To this end, the Government will shortly launch a public consultation on the usefulness of the investment rule that restricts pension plans from holding more than 30 per cent of the voting shares of a company.

ENSURING THE ONGOING EFFECTIVE MANAGEMENT OF CANADA’S FINANCES

Statutes supporting the management of Canada’s finances and financial sector governance are reviewed periodically to ensure they remain effective and up to date.

The Government will review and may subsequently propose amendments to Part IV of the Financial Administration Act and related statutes to ensure that they continue to support efficient management of federal funds, as well as statutes relating to federal financial sector oversight and certain Crown corporations to ensure effective governance and operations.

226	Chapter 8

Table 8.1

TAX FAIRNESS AND A STRONG FINANCIAL SECTOR

millions of dollars

	2015-16	2016-17	2017-18	Total
Making the Tax System More Fair
Cracking Down on Tax Evasion and Combatting
Tax Avoidance		-154	-312	-466
Enhancing Tax Collections		32	56	88
Enhancing Tax Integrity		-124	-205	-329
Subtotal—Making the Tax System More Fair		-246	-461	-707

Other Tax Measures	25	130	-230	-75

Strengthening the Financial Sector to Support Economic Growth
Renewing Financial Sector Legislation		1	1	1
Studying Housing and Household Indebtedness		1		1
Monitoring Systemic Risks to the Financial System		2	3	5
Subtotal—Strengthening the Financial Sector to Support Economic Growth		4	4	7

Total	25	-113	-688	-775

Net Fiscal Cost	25	-113	-688	-775

Note:	Totals may not add due to rounding.

Tax Fairness and a Strong Financial Sector	227

Annex 1
DETAILS OF ECONOMIC AND FISCAL PROJECTIONS

ECONOMIC PROJECTIONS— AVERAGE PRIVATE SECTOR FORECASTS

The average of private sector economic forecasts has been used as the basis for fiscal planning since 1994 and introduces an element of independence into the Government’s fiscal forecast. This practice has been supported by international organizations such as the International Monetary Fund.

The Department of Finance regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in February 2016.4

The February 2016 survey includes the views of 15 private sector economists:

•	BMO Capital Markets,

•	Caisse de dépôt et placement du Québec,

•	Canadian Federation of Independent Business,

•	CIBC World Markets,

•	The Conference Board of Canada,

•	Desjardins,

•	Deutsche Bank of Canada,

•	IHS Global Insight,

•	Industrial Alliance Insurance and Financial Services Inc.,

•	Laurentian Bank Securities,

•	National Bank Financial Group,

•	Royal Bank of Canada,

•	Scotiabank,

•	TD Bank Financial Group, and

•	the University of Toronto (Policy and Economic Analysis Program).

In the February 2016 survey, private sector economists revised down the average outlook for real GDP and GDP inflation for 2016 compared to the November 2015 Update of Economic and Fiscal Projections (2015 Fall Update), reflecting impacts of sharp declines in crude oil prices since the 2015 Fall Update and ongoing elevated uncertainty in the global economy. However, for 2017 and onward, the growth outlook is little changed from the 2015 Fall Update.

[4]

The February survey has not been adjusted to reflect the release of the Canadian Economic Accounts for the fourth quarter of 2015 on March 1st. However, the level of nominal GDP in the fourth quarter came in as projected in the February 2016 survey of private sector economists, and thus the fourth quarter data have no implications for the economic and fiscal projections (which are based on the February 2016 survey) presented in this budget.

230	Annex 1

Private sector economists now expect real GDP growth of 1.4 per cent in 2016, lower than the 2.0 per cent in the 2015 Fall Update. Real GDP growth in 2017 and beyond is, on average, unchanged from the 2015 Fall Update (Table A1.1).

West Texas Intermediate (WTI) crude oil prices continued to fall over the end of 2015 and in the beginning of this year. The economists now expect WTI crude oil prices to remain low at US$40 per barrel on average in 2016 and then to rise to US$63 per barrel by 2020. This compares to a rise from US$54 to US$74, over the same period, in the 2015 Fall Update.

Low crude oil prices have led the private sector economists to revise down their expectations for GDP inflation (the broadest measure of economy-wide price inflation) but only for 2016. The February survey forecasts GDP inflation of 1.0 per cent in 2016 (compared to 2.1 per cent in the 2015 Fall Update).

As a result of these developments, nominal GDP growth in the February survey of private sector economists is expected to be 2.4 per cent in 2016 (compared with expectations of 4.2 per cent in the 2015 Fall Update). Overall, the projected level of nominal GDP (the broadest single measure of the tax base) in the February survey is lower by $27 billion per year, on average, over the 2016–2020 period, compared to the 2015 Fall Update planning assumption.

The economists have revised up their outlook for the unemployment rate by 0.1 percentage points per year, on average, over the 2016–2020 period. They expect the unemployment rate to average 7.1 per cent in 2016 before falling to 6.3 per cent by 2020.

The outlook for Consumer Price Index inflation has been revised down to 1.6 per cent in 2016 from the forecast of 2 per cent in the 2015 Fall Update. Beyond 2016, the inflation rate is expected to remain at around 2 per cent.

The economists have again revised down their expectations for both short- and long-term interest rates by about 30 basis points over the 2016–2020 period relative to the 2015 Fall Update, reflecting weaker-than-expected economic developments.

Details of Economic and Fiscal Projections	231

Table A1.1

AVERAGE PRIVATE SECTOR FORECASTS

per cent, unless otherwise indicated

	2015	2016	2017	2018	2019	2020	2016– 2020

Real GDP growth
Budget 2015[1]	2.1	2.2	2.3	2.2	2.0	–	–
2015 Fall Update[1]	1.3	2.0	2.2	2.2	2.0	2.0	2.1
Budget 2016	1.2	1.4	2.2	2.2	2.0	1.9	1.9

GDP inflation
Budget 2015[1]	-0.3	2.6	2.3	2.1	2.1	–	–
2015 Fall Update[1]	-0.3	2.1	2.4	2.1	2.2	2.1	2.2
Budget 2016	-0.4	1.0	2.4	2.1	2.1	2.1	1.9

Nominal GDP growth
Budget 2015[1]	1.8	4.9	4.7	4.3	4.2	–	–
2015 Fall Update[1]	1.0	4.2	4.6	4.4	4.2	4.2	4.3
Budget 2016	0.7	2.4	4.6	4.3	4.2	4.1	3.9

Nominal GDP level (billions of dollars)
Budget 2015[1]	2,008	2,106	2,204	2,299	2,396	–	–
2015 Fall Update[1]	1,993	2,077	2,173	2,267	2,363	2,461	–
2015 Fall Update—adjusted for planning purposes[1]	1,983	2,057	2,153	2,247	2,343	2,441	–
Budget 2016	1,988	2,036	2,129	2,221	2,313	2,408	–
Forecast adjustment	–	-40	-40	-40	-40	-40	-40
Budget 2016—adjusted for planning purposes	1,988	1,996	2,089	2,181	2,273	2,368	–
Difference between Budget 2016 survey and 2015 Fall Update planning assumption	5	-21	-23	-26	-30	-34	-27
Difference in planning assumptions between Budget 2016 and 2015 Fall Update	5	-61	-63	-66	-70	-74	-67

3-month treasury bill rate
Budget 2015	0.6	1.0	2.0	2.7	3.0	–	–
2015 Fall Update	0.5	0.6	1.3	2.1	2.7	3.0	1.9
Budget 2016	0.5	0.5	0.7	1.6	2.4	2.7	1.6

10-year government bond rate
Budget 2015	1.7	2.5	3.2	3.7	3.9	–	–
2015 Fall Update	1.5	2.1	2.8	3.3	3.6	3.9	3.1
Budget 2016	1.5	1.6	2.3	3.0	3.4	3.6	2.8

232	Annex 1

Table A1.1

AVERAGE PRIVATE SECTOR FORECASTS

per cent, unless otherwise indicated

	2015	2016	2017	2018	2019	2020	2016–2020

Exchange rate (US cents/C$)
Budget 2015	79.2	80.8	83.6	85.5	86.5	–	–
2015 Fall Update	78.2	75.4	78.8	81.4	83.3	84.9	80.8
Budget 2016	78.3	72.1	75.9	79.1	81.5	83.1	78.3

Unemployment rate
Budget 2015	6.7	6.6	6.3	6.2	6.1	–	–
2015 Fall Update	6.8	6.8	6.6	6.4	6.3	6.3	6.5
Budget 2016	6.9	7.1	6.9	6.5	6.4	6.3	6.6

Consumer Price Index inflation
Budget 2015	0.9	2.2	2.0	2.0	2.0	–	–
2015 Fall Update	1.2	2.0	2.1	2.0	1.9	2.0	2.0
Budget 2016	1.1	1.6	2.0	2.0	2.0	2.0	1.9

U.S. real GDP growth
Budget 2015	3.1	2.9	2.6	2.4	2.4	–	–
2015 Fall Update	2.6	2.7	2.6	2.4	2.3	2.3	2.5
Budget 2016	2.4	2.3	2.4	2.4	2.2	2.1	2.3

WTI crude oil price ($US per barrel)
Budget 2015	54	67	75	78	78	–	–
2015 Fall Update	49	54	64	68	70	74	66
Budget 2016	49	40	52	59	63	63	56

1	Figures have been restated due to historical revisions to the Canadian System of National Accounts from Statistics Canada published along with data for the third quarter of 2015, released on December 1, 2015.

Sources: For Budget 2015, Department of Finance March 2015 survey of private sector economists; for the 2015 Fall Update, Department of Finance October 2015 survey of private sector economists; for Budget 2016, Department of Finance February 2016 survey of private sector economists; Statistics Canada.

As noted in the introductory chapter, for fiscal planning purposes, the private sector forecast for nominal GDP has been lowered by $40 billion per year for 2016 through 2020. This is roughly equivalent to reducing the average private sector forecast for nominal GDP growth by 2.0 percentage points in 2016. As a result, the projected level of nominal GDP for fiscal planning purposes in Budget 2016 is lower by $67 billion per year, on average, over the 2016–2020 period compared to the 2015 Fall Update planning assumption.

Details of Economic and Fiscal Projections	233

FISCAL PROJECTIONS

SUMMARY STATEMENT OF TRANSACTIONS

Table A1.2 summarizes the Government’s projected financial position over the forecast horizon. These projections are based on the average private sector forecast for the economy discussed above, and factor in an adjustment of $40 billion per year for 2016 through 2020 to the private sector forecast for nominal GDP.

After accounting for Budget 2016 measures, the budgetary balance is expected to show deficits of $5.4 billion in 2015–16 and $29.4 billion in 2016–17. Over the remainder of the forecast horizon, deficits are expected to decline gradually from $29.0 billion in 2017–18 to $14.3 billion in 2020–21. The federal debt-to-GDP ratio is projected to decline beginning in 2017–18 to the end of the fiscal horizon.

Table A1.2

SUMMARY STATEMENT OF TRANSACTIONS

billions of dollars

		Projection
	2014– 2015	2015– 2016	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021
Budgetary revenues	282.3	291.2	287.7	302.0	315.3	329.3	344.4
Program expenses	253.8	270.9	291.4	304.6	308.7	314.2	323.2
Public debt charges	26.6	25.7	25.7	26.4	29.4	32.8	35.5
Total expenses	280.4	296.6	317.1	331.0	338.0	347.0	358.6
Budgetary balance	1.9	-5.4	-29.4	-29.0	-22.8	-17.7	-14.3
Financial position
Total liabilities	1,023.6	1,056.8	1,095.5	1,138.3	1,171.5	1,201.2	1,229.4
Total financial assets[1]	336.7	361.1	368.0	378.8	388.2	398.7	410.3
Net debt	687.0	695.7	727.5	759.5	783.4	802.5	819.1
Non-financial assets	74.6	76.4	78.8	81.8	82.9	84.2	86.6
Federal debt[1]	612.3	619.3	648.7	677.7	700.5	718.2	732.5
Per cent of GDP
Budgetary revenues	14.3	14.6	14.4	14.5	14.5	14.5	14.5
Program expenses	12.9	13.6	14.6	14.6	14.2	13.8	13.6
Public debt charges	1.3	1.3	1.3	1.3	1.3	1.4	1.5
Budgetary balance	0.1	-0.3	-1.5	-1.4	-1.0	-0.8	-0.6
Federal debt	31.0	31.2	32.5	32.4	32.1	31.6	30.9

Note: Totals may not add due to rounding.

1	The projected level of financial assets for 2015–16 includes an estimate of other comprehensive income.

234	Annex 1

OUTLOOK FOR BUDGETARY REVENUES

Table A1.3

REVENUE OUTLOOK

billions of dollars

		Projection
	2014– 2015	2015– 2016	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021
Income taxes
Personal income tax	135.7	142.7	143.9	153.7	160.9	168.5	177.0
Corporate income tax	39.4	38.8	37.9	39.9	40.4	42.1	44.5
Non-resident income tax	6.2	6.3	6.3	6.3	6.6	6.9	7.2
Total income tax	181.4	187.8	188.0	199.9	208.0	217.5	228.7

Excise taxes/duties
Goods and Services Tax	31.3	33.1	33.5	35.2	36.7	38.3	40.0
Customs import duties	4.6	5.2	5.0	4.5	4.7	4.8	4.9
Other excise taxes/duties	11.3	11.5	11.1	11.2	11.2	11.2	11.2
Total excise taxes/duties	47.2	49.8	49.6	50.9	52.6	54.3	56.2
Total tax revenues	228.6	237.6	237.6	250.8	260.6	271.8	284.9
Employment Insurance premium revenues	22.6	23.0	22.4	21.0	21.8	22.7	23.5

Other revenues
Crown corporations	13.5	13.1	10.4	11.6	12.7	13.5	13.6
Other programs	16.4	15.5	15.3	16.3	17.7	18.6	19.3
Net foreign exchange	1.4	2.1	1.9	2.2	2.5	2.8	3.1
Total other revenues	31.2	30.6	27.7	30.2	32.9	34.9	36.0
Total budgetary revenues	282.3	291.2	287.7	302.0	315.3	329.3	344.4

Per cent of GDP
Personal income tax	6.9	7.2	7.2	7.4	7.4	7.4	7.5
Corporate income tax	2.0	2.0	1.9	1.9	1.9	1.9	1.9
Goods and Services Tax	1.6	1.7	1.7	1.7	1.7	1.7	1.7
Total tax revenues	11.6	12.0	11.9	12.0	11.9	12.0	12.0
Employment Insurance premium revenues	1.1	1.2	1.1	1.0	1.0	1.0	1.0
Other revenues	1.6	1.5	1.4	1.4	1.5	1.5	1.5
Total budgetary revenues	14.3	14.6	14.4	14.5	14.5	14.5	14.5

Note:	Totals may not add due to rounding.

Details of Economic and Fiscal Projections	235

Table A1.3 sets out the Government’s projection for budgetary revenues. Overall, budgetary revenues are expected to increase by 3.1 per cent in 2015–16. Revenues are projected to decline by 1.2 per cent in 2016–17 due to the weaker economic outlook and a projected decrease in other revenues, before growing by an average of 4.6 per cent per year from 2017–18 to 2020–21, in line with the outlook for nominal GDP and interest rates. The decline in other revenues in 2016–17 is primarily due to gains from asset sales in 2015–16 that are not expected to recur.

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase by $6.9 billion, or 5.1 per cent, to $142.7 billion in 2015–16. Over the remainder of the projection period, personal income tax revenues are forecast to increase somewhat faster than growth in nominal GDP, averaging 4.4 per cent annual growth, reflecting personal income growth combined with the progressive nature of the personal income tax system.

Corporate income tax revenues are projected to decline by $0.6 billion, or 1.5 per cent, to $38.8 billion in 2015–16. This reflects the expectation that despite strong revenue growth through January, low oil prices will have a significant negative impact on final corporate income tax liabilities, particularly as corporations can carry back losses to request refunds of taxes paid over the past three years. Any remaining losses can also be carried forward against future tax liabilities, which is expected to have a negative impact on revenues in future years. As a result, corporate income tax revenues are projected to grow at an average annual rate of 2.8 per cent over the remainder of the projection period.

Non-resident income tax revenues are income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments. For 2015–16, non-resident income tax revenues are projected to increase by $0.1 billion, or 1.7 per cent. Over the remainder of the projection period, non-resident income tax revenues are projected to increase at an average annual rate of 2.6 per cent.

Goods and Services Tax (GST) revenues are forecast to grow by 5.6 per cent in 2015–16, based on projected growth in taxable consumption and year-to-date results. Over the remainder of the projection period, GST revenues are forecast to grow by 3.8 per cent per year on average, based on projected growth in taxable consumption and in the Goods and Services Tax/Harmonized Sales Tax Credit.

236	Annex 1

Customs import duties are projected to increase by 13.2 per cent in 2015–16, reflecting strong year-to-date overall import growth and the removal of benefits for certain countries under Canada’s General Preferential Tariff regime, effective January 1, 2015. Customs import duties are projected to decrease slightly over the remainder of the projection period, mainly as a result of the expected impacts of the ongoing implementation of the Canada-Korea Free Trade Agreement, as well as the planned introduction of the Canada-European Union Comprehensive Economic and Trade Agreement and the potential introduction of the Trans-Pacific Partnership.

Other excise taxes and duties are projected to increase by 2.4 per cent in 2015–16, consistent with year-to-date results, and decline slightly thereafter, due to lower projected excise taxes on tobacco and the expiry of the 2006 Canada-United States Softwood Lumber Agreement in October 2015. The expiration of the Softwood Lumber Agreement has no impact on the budgetary balance as export taxes collected under the agreement are a flow-through item with an equal and offsetting impact on expenses.

Employment Insurance (EI) premium revenues are projected to grow by 1.9 per cent in 2015–16, reflecting growth in insurable earnings and the impact of the Small Business Job Credit. EI premium revenues are projected to decline significantly in 2016–17 and 2017–18 following the introduction of the seven-year break-even rate mechanism in 2017. Reflecting the measures proposed in this budget, the break-even EI premium rate would be $1.61 in 2017, thereby ensuring that premium revenues are set equal to the projected status quo EI program costs over the seven-year period starting that year. The projected premium revenues do not take into consideration the Government’s commitments to further improving Compassionate Care Benefits and parental leave benefits.

Details of Economic and Fiscal Projections	237

Employment Insurance Operating Account

EMPLOYMENT INSURANCE OPERATING ACCOUNT PROJECTIONS
billions of dollars

	2014– 2015	2015– 2016	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021

EI premium revenues	22.6	23.0	22.4	21.0	21.8	22.7	23.5
EI benefits[1]	18.1	19.4	21.1	21.6	21.3	21.5	22.1
EI administration and other expenses[2]	1.7	1.8	1.8	1.8	1.7	1.7	1.7

	2014[3]	2015	2016	2017	2018	2019	2020
EI Operating Account annual balance	3.5	2.2	1.2	-2.1	-1.1	-0.3	0.1
EI Operating Account cumulative balance	-1.7	0.5	1.7	-0.4	-1.5	-1.8	-1.8
Projected premium rate (per $100 of insurable earnings)[4]	1.88	1.88	1.88	1.61	1.61	1.61	1.61

[1]     EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work sharing benefits, and employment benefits and support measures. These represent about 90 per cent of total EI program expenses.

[2]     The remaining EI costs relate mainly to administration and are included in direct program expenses.

[3]     Values for 2014 are actual data. Values for 2015 and future years are a projection.

[4]     Projected premium rates do not take into consideration the Government’s commitments to further improving Compassionate Care Benefits and parental leave benefits.

The Employment Insurance Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act. These revenues and expenses are consolidated with those of the Government and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record an annual surplus of $2.2 billion in 2015, returning the Account to cumulative balance, consistent with the principle of breaking even over time. With continued growth in EI premium revenues, an annual surplus is also expected for 2016, before the EI premium rate is reduced to the seven-year break-even rate of $1.61 in 2017.

Other revenues are made up of three broad components: Crown corporation revenues from consolidated Crown corporations and net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and foreign exchange revenues.

238	Annex 1

Crown corporation revenues tend to be volatile, owing to the net gains or losses from enterprise Crown corporations and the impact of returns on Crown borrowing. For example, in 2014–15, large fiscal gains were realized on the transfer to Ontario of the province’s one-third share of the Government’s holdings of General Motors common shares and on the repositioning of the Canada Mortgage and Housing Corporation’s mortgage loan insurance investment portfolio.

In 2015–16, Crown corporation revenues are projected to decline by 3.1 per cent, despite significant gains that were realized on the sale of the Government’s remaining holdings of General Motors common shares in April 2015. This is due to expected declines in net income for the Canada Mortgage and Housing Corporation, Canada Post and Export Development Canada, which reflect, in part, that revenues in the previous year were elevated due to one-time events (e.g. gains on the repositioning of the Canada Mortgage and Housing Corporation’s mortgage loan insurance investment portfolio). Crown corporation revenues are projected to further decrease by 20.1 per cent in 2016–17, primarily as gains from the sale of shares in 2015–16 are not expected to recur. From 2017–18 to 2020–21, these revenues are projected to grow at an average annual rate of 6.8 per cent.

Other program revenues are affected by interest rate movements, exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets) and flow-through items that give rise to an offsetting expense and therefore do not impact the budgetary balance. These revenues were raised in 2014–15 by foreign exchange gains on loans and investments. For 2015–16, a decline of 5.4 per cent is projected based on lower foreign exchange gains on loans and investments and lower interest and penalty revenues. Over the remainder of the projection period, other program revenues are projected to increase at an average annual rate of 4.5 per cent.

Net foreign exchange revenues, which consist mainly of returns on investments held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. These revenues were lowered by a large foreign exchange loss in 2014–15. As significant foreign exchange losses are not expected to recur, 2015–16 net foreign exchange revenues are expected to be $0.7 billion higher than in 2014–15. Over the remainder of the projection period, net foreign exchange revenues are projected to grow at an average annual rate of 8.5 per cent, reflecting projected increases in interest rates.

Details of Economic and Fiscal Projections	239

OUTLOOK FOR PROGRAM EXPENSES

Table A1.4

PROGRAM EXPENSES OUTLOOK

billions of dollars

		Projection
	2014–	2015–	2016–	2017–	2018–	2019–	2020–
	2015	2016	2017	2018	2019	2020	2021

Major transfers to persons
Elderly benefits	44.1	45.6	48.4	51.1	53.9	56.9	60.1
Employment Insurance benefits[1]	18.1	19.4	21.1	21.6	21.3	21.5	22.1
Children’s benefits	14.3	18.1	21.9	22.8	22.4	22.1	21.8
Total	76.5	83.1	91.4	95.5	97.7	100.5	104.0

Major transfers to other levels of government

Canada Health Transfer	32.1	34.0	36.1	37.1	38.5	40.2	41.9
Canada Social Transfer	12.6	13.0	13.3	13.7	14.2	14.6	15.0
Equalization	16.7	17.3	17.9	18.3	19.0	19.9	20.7
Territorial Formula Financing	3.5	3.6	3.6	3.7	3.8	3.8	3.9
Gas Tax Fund	2.0	2.0	2.1	2.1	2.2	2.2	2.2
Other fiscal arrangements[2]	-3.7	-4.0	-4.4	-4.7	-5.0	-5.3	-5.6
Total	63.1	65.8	68.6	70.3	72.7	75.4	78.1

Direct program expenses
Transfer payments	35.1	34.1	41.7	45.3	44.0	44.3	46.0
Capital amortization	4.8	5.2	5.8	6.1	6.2	6.3	6.5
Operating expenses	74.4	82.8	83.9	87.4	88.1	87.8	88.7
Total	114.3	122.0	131.3	138.8	138.3	138.3	141.1
Total program expenses	253.8	270.9	291.4	304.6	308.7	314.2	323.2

Per cent of GDP
Major transfers to persons	3.9	4.2	4.6	4.6	4.5	4.4	4.4
Major transfers to other levels of government	3.2	3.3	3.4	3.4	3.3	3.3	3.3
Direct program expenses	5.8	6.1	6.6	6.6	6.3	6.1	6.0
Total program expenses	12.9	13.6	14.6	14.6	14.2	13.8	13.6

Note:	Totals may not add due to rounding.
[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration and are part of direct program expenses.

[2]

Other fiscal arrangements include the Youth Allowances Recovery; Alternative Payments for Standing Programs, which represent a recovery from Quebec of a tax point transfer; statutory subsidies; transitional payments; payments under the 2005 Offshore Accords; a fiscal stabilization payment to Quebec in respect of its 1991–92 claim; payments with respect to the Common Securities Regulator; and advance fiscal stabilization payments to Alberta and Newfoundland and Labrador with respect to 2015–16.

240	Annex 1

Table A1.4 provides an overview of the projections for program expenses by major component. Program expenses consist of major transfers to persons, major transfers to other levels of government and direct program expenses.

Major transfers to persons are projected to increase from $83.1 billion in 2015–16 to $104.0 billion in 2020–21. Major transfers to persons consist of elderly, EI and children’s benefits.

Elderly benefits, which are comprised of Old Age Security, Guaranteed Income Supplement and Allowance payments to qualifying seniors, are projected to grow from $45.6 billion in 2015–16 to $60.1 billion in 2020–21, or approximately 5.7 per cent per year—faster than nominal GDP, which is projected to grow on average by 3.9 per cent per year. The expected increase in elderly benefits is due to projected consumer price inflation, to which benefits are fully indexed, and a projected increase in the seniors’ population as well as the increase in the Guaranteed Income Supplement for single seniors announced in this budget.

EI benefits are projected to increase by 7.4 per cent to $19.4 billion in 2015–16. This growth is in line with year-to-date results and reflects the weakening of the labour market, particularly in oil-producing provinces. Over the remainder of the projection period, EI benefits are projected to grow moderately, averaging 2.7 per cent annually. This is due to growth in average weekly benefits, including the EI measures announced in this budget, being partially offset by a decline in the number of regular beneficiaries, reflecting the expected improvement in the labour market.

Children’s benefits are projected to rise from $18.1 billion in 2015–16 to $21.8 billion in 2020–21, reflecting the new Canada Child Benefit, which will replace the Canada Child Tax Benefit and the Universal Child Care Benefit as of July 2016.

Major transfers to other levels of government, which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing and the Gas Tax Fund, among others, are expected to increase over the forecast horizon, from $65.8 billion in 2015–16 to $78.1 billion in 2020–21.

The CHT is projected to grow from $34.0 billion in 2015–16 to $41.9 billion in 2020–21. In 2016–17, the CHT is legislated to grow by 6.0 per cent. Starting in 2017–18, the CHT will grow in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3.0 per cent per year.

Details of Economic and Fiscal Projections	241

The CST is legislated to grow at 3.0 per cent per year, increasing from $13.0 billion in 2015–16 to $15.0 billion in 2020–21.

The Gas Tax Fund is projected to grow from $2.0 billion in 2015–16 to $2.2 billion in 2020–21 as these payments are indexed at 2.0 per cent per year, with increases applied in $100 million increments.

Direct program expenses are projected to rise to $122.0 billion in 2015–16 and further to $141.1 billion in 2020–21, largely as a result of measures announced in this budget. Direct program expenses include operating expenses, transfer payments administered by departments and capital amortization.

The projected increase in direct program expenses is driven by an increase in transfer payments administered by departments, including transfers to provincial, municipal and Aboriginal governments and post-secondary institutions for investment in infrastructure, as well as funding for education. Overall, transfer payments are projected to increase from $34.1 billion in 2015–16 to $46.0 billion in 2020–21.

Operating expenses reflect the cost of doing business for more than 100 government departments and agencies. Operating expenses are projected to increase from $82.8 billion in 2015–16 to $88.7 billion in 2020–21 due in part to measures announced in Budget 2016, including enhanced benefits for veterans.

Capital amortization is expected to increase from $5.2 billion in 2015–16 to $6.5 billion in 2020–21 as a result of recent and planned investments and upgrades to existing federal capital.

Public debt charges are projected to increase from $25.7 billion in 2015–16 to $35.5 billion in 2020–21, due to a projected rise in interest rates over the forecast horizon and a higher anticipated stock of interest-bearing debt, reflecting an increase in borrowing requirements.

242	Annex 1

Providing Record-Level Support to Provinces and Territories

Starting with Budget 2016, Canadians will see real investments made in their communities. Immediate investments that will create jobs and support clean growth across the country.

Phase 1 of the Government’s infrastructure plan proposes to provide $11.9 billion over five years, starting right away. Budget 2016 puts this plan into action with an immediate down payment on this plan, including:

• $3.4 billion over three years to upgrade and improve public transit systems across Canada;

• $5.0 billion over five years for investments in water, wastewater and green infrastructure projects across Canada; and

•    $3.4 billion over five years for social infrastructure, including affordable housing, early learning and child care, cultural and recreational infrastructure, and community health care facilities on reserve.[5]

The Government will also continue to make available approximately $3 billion each year in dedicated funding for municipal infrastructure projects through the Gas Tax Fund and the incremental Goods and Services Tax Rebate for Municipalities.

In addition, the Government will provide a record high of $70.9 billion in 2016–17 in transfer payments to provinces and territories to help fund essential public services such as health care, post-secondary education, programs for children, social assistance and other social programs, and to reduce fiscal disparities among jurisdictions. This is an increase of $2.9 billion or 4.3 per cent relative to 2015–16. Major transfers to provinces and territories will continue to grow in a sustainable manner moving forward.

The Canada Health Transfer will increase to $36.1 billion, the Canada Social Transfer to $13.3 billion, Equalization to $17.9 billion and Territorial Formula Financing to $3.6 billion in 2016–17. The amounts to be transferred to each jurisdiction are shown in the table below.

5	Numbers may not add due to rounding.

Details of Economic and Fiscal Projections	243

Providing Record-Level Support to Provinces and Territories

MAJOR TRANSFERS IN 2016–17
	N.L.	P.E.I.	N.S.	N.B.	Que.	Ont.	Man.	Sask.	Alta.	B.C.	Y.T.	N.W.T.	Nvt.	Total
	$ millions
Canada Health Transfer	528	147	943	754	8,300	13,867	1,304	1,145	4,245	4,716	38	44	37	36,068
Canada Social Transfer	195	54	349	279	3,072	5,132	482	424	1,571	1,745	14	16	14	13,348
Equalization	–	380	1,722	1,708	10,030	2,304	1,736	–	–	–	–	–	–	17,880
Offshore Offset Payment	–	–	49	–	–	–	–	–	–	–	–	–	–	49
Territorial Formula Financing	–	–	–	–	–	–	–	–	–	–	895	1,220	1,489	3,603
Total	723	582	3,063	2,741	21,402	21,303	3,522	1,568	5,817	6,461	947	1,280	1,540	70,948
	$ per capita
Canada Health Transfer	997	997	997	997	997	997	997	997	997	997	997	997	997
Canada Social Transfer	369	369	369	369	369	369	369	369	369	369	369	369	369
Equalization	–	2,574	1,822	2,260	1,205	166	1,327	–	–	–	–	–	–
Offshore Offset Payment	–	–	52	–	–	–	–	–	–	–	–	–	–
Territorial Formula Financing	–	–	–	–	–	–	–	–	–	–	23,397	27,528	39,693
Total	1,366	3,940	3,240	3,626	2,571	1,532	2,694	1,366	1,366	1,366	24,764	28,894	41,060

Notes: Totals may not add due to rounding.

Nova Scotia’s Offshore Offset Payment includes a $16 million preliminary Cumulative Best-of Guarantee payment.

Subject to approval by Parliament, Territorial Formula Financing payments include an additional $67 million stemming from the legislative amendments to be proposed to enhance the stability and predictability of the program.

Fiscal Stabilization Payments to Alberta and Newfoundland and Labrador

The Government appreciates the difficulties faced by provinces due to the sharp decline in crude oil prices. Some provinces have felt this drop more acutely than others. As part of ongoing support to provincial and territorial governments to assist them in the provision of programs and services, the Government is providing advance fiscal stabilization payments of $251.4 million to Alberta and $31.7 million to Newfoundland and Labrador with respect to 2015–16.

Measures to Improve Territorial Formula Financing

In response to concerns expressed by the territorial governments, Budget 2016 proposes to introduce measures to improve Territorial Formula Financing. Transfers to territories were set to decline by $25 million in 2016–17, largely as a result of a revision to the public sector data within Statistics Canada’s Macroeconomic Accounts. The Government will introduce legislative amendments to improve the stability and predictability of federal Territorial Formula Financing payments and address the impact of this recent data revision. These amendments will enable the Government to recalculate the Territorial Formula Financing payments to territories for 2016–17, which will provide an additional $67 million to the territories in 2016–17 compared to the amounts calculated in December 2015.

The Government is committed to ongoing engagement with provincial and territorial governments and with Canadians to work together to address our economic and fiscal challenges. As we approach the 2019 renewal of the Equalization and Territorial Formula Financing programs, federal, provincial and territorial officials will continue their collaborative efforts to improve these programs.

244	Annex 1

FINANCIAL SOURCE/REQUIREMENT

The budgetary balance is presented on a full accrual basis of accounting, recording government revenues and expenses when they are earned or incurred, regardless of when the cash is received or paid.

In contrast, the financial source/requirement measures the difference between cash coming in to the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions. These include changes in federal employee pension liabilities; changes in non-financial assets; investing activities through loans, investments and advances; and changes in other financial assets and liabilities, including foreign exchange activities.

Table A1.5

THE BUDGETARY BALANCE, NON-BUDGETARY TRANSACTIONS AND FINANCIAL SOURCE/REQUIREMENT

billions of dollars

				Projection
	2014– 2015	2015– 2016	2016– 2017	2017– 2018	2018– 2019	2019– 2020	2020– 2021
Budgetary balance	1.9	-5.4	-29.4	-29.0	-22.8	-17.7	-14.3
Non-budgetary transactions
Pensions and other accounts	3.4	9.0	2.4	0.5	1.0	1.0	0.0
Non-financial assets	-4.2	-1.8	-2.4	-3.0	-1.0	-1.4	-2.4
Loans, investments and advances
Enterprise Crown corporations	3.1	-6.7	-3.8	-4.0	-5.6	-5.4	-5.2
Other	-1.5	-1.0	-0.7	-1.0	-1.0	-1.2	-1.1
Total	1.6	-7.8	-4.5	-5.0	-6.6	-6.6	-6.3
Other transactions
Accounts payable, receivable, accruals and allowances	7.3	-0.5	0.1	-4.7	-2.4	-2.0	-3.3
Foreign exchange activities	-12.8	-14.9	-3.4	-2.2	-1.5	-2.8	-2.7
Total	-5.4	-15.4	-3.2	-6.9	-3.9	-4.7	-5.9
Total	-4.6	-15.9	-7.8	-14.3	-10.6	-11.7	-14.7
Financial source/requirement	-2.7	-21.4	-37.2	-43.4	-33.3	-29.4	-28.9
Note: Totals may not add due to rounding.

Details of Economic and Fiscal Projections	245

As shown in Table A1.5, a financial requirement is projected over the entire forecast period. The projected financial requirements for 2015–16 to 2020–21 largely reflect requirements associated with the budgetary balance, increases in retained earnings of enterprise Crown corporations and growth in other assets, including financing of the Exchange Fund Account.

A financial source is projected for pensions and other accounts for 2015–16 to 2019–20. Pensions and other accounts include the activities of the Government of Canada’s employee pension plans and those of federally appointed judges and Members of Parliament, as well as a variety of other employee future benefit plans, such as health care and dental plans and disability and other benefits for war veterans and others. The financial source for pensions and other accounts largely reflects adjustments for pension and benefit expenses not funded in the period.

Financial requirements for non-financial assets mainly reflect the difference between cash outlays for the acquisition of new tangible capital assets and the amortization of capital assets included in the budgetary balance. They also include disposals of tangible capital assets and changes in inventories and prepaid expenses. A net cash requirement of $2.4 billion is estimated for 2016–17.

Loans, investments and advances include the Government’s investments in enterprise Crown corporations, such as Canada Mortgage and Housing Corporation (CMHC), Export Development Canada (EDC), the Business Development Bank of Canada (BDC) and Farm Credit Canada (FCC). They also include loans, investments and advances to national and provincial governments and international organizations, and for government programs. The requirements for enterprise Crown corporations projected from 2015–16 to 2020–21 reflect retained earnings of enterprise Crown corporations as well as the Government’s decision in Budget 2007 to meet all the borrowing needs of CMHC, BDC and FCC through its own domestic debt issuance. In general, loans, investments and advances are expected to generate additional revenues for the Government in the form of interest or additional net profits of enterprise Crown corporations, which partly offset debt charges associated with these borrowing requirements. These revenues are reflected in projections of the budgetary balance.

246	Annex 1

Other transactions include the payment of tax refunds and other accounts payable, the collection of taxes and other accounts receivable, the conversion of other accrual adjustments included in the budgetary balance into cash, as well as foreign exchange activities. Projected cash requirements associated with other transactions mainly reflect forecast increases in the Government’s official international reserves held in the Exchange Fund Account, as per the prudential liquidity plan, as well as projected growth in accounts receivable, in line with historical trends.

SENSITIVITY OF THE BUDGETARY BALANCE TO ECONOMIC SHOCKS

Risks associated with the economic outlook are the greatest source of uncertainty for fiscal projections. To help quantify these risks in respect of their impact on the fiscal outlook, tables illustrating the sensitivity of the budgetary balance to a number of economic shocks are provided below.

Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:

•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation).

•	A sustained 100-basis-point increase in all interest rates.

These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components, and are meant to provide a broad illustration of the impact of economic shocks on the outlook for the budgetary balance. Actual economic shocks may have different fiscal impacts. For example, they may be concentrated in specific sectors of the economy or cause different responses in key economic variables (e.g. GDP inflation and Consumer Price Index inflation may have different responses), or they may interact with particular provisions of the tax system (e.g. loss carrybacks and carryforwards).

Details of Economic and Fiscal Projections	247

Table A1.6

ESTIMATED IMPACT OF A ONE-YEAR, 1-PERCENTAGE-POINT DECREASE IN REAL GDP GROWTH ON FEDERAL REVENUES, EXPENSES AND BUDGETARY BALANCE

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues
Tax revenues
Personal income tax	-3.2	-3.1	-3.4
Corporate income tax	-0.3	-0.4	-0.4
Goods and Services Tax	-0.4	-0.4	-0.5
Other	-0.2	-0.2	-0.2
Total tax revenues	-4.0	-4.0	-4.5
Employment Insurance premiums	-0.2	-0.2	-0.3
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-4.3	-4.3	-4.9
Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0	0.0
Employment Insurance benefits	0.9	0.9	0.2
Children’s benefits	0.0	0.0	0.1
Total	0.8	0.9	0.2
Other program expenses	-0.2	-0.1	-0.6
Public debt charges	0.0	0.1	0.6
Total expenses	0.7	0.9	0.2
Budgetary balance	-5.0	-5.2	-5.1
Note: Totals may not add due to rounding.

A 1-percentage-point decrease in real GDP growth proportional across income and expenditure components reduces the budgetary balance by $5.0 billion in the first year, $5.2 billion in the second year and $5.1 billion in the fifth year (Table A1.6).

•

Tax revenues from all sources fall by a total of $4.0 billion in the first year and by $4.0 billion in the second year. Personal income tax revenues decrease as employment and the underlying tax base fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

248	Annex 1

•

EI premium revenues decrease as employment and wages and salaries fall. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate.

•

Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance). This rise is partially offset by lower other program expenses (as certain programs are linked to growth in nominal GDP).

Table A1.7

ESTIMATED IMPACT OF A ONE-YEAR, 1-PERCENTAGE-POINT DECREASE IN GDP INFLATION ON FEDERAL REVENUES, EXPENSES AND BUDGETARY BALANCE

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues
Tax revenues
Personal income tax	-2.4	-1.7	-1.6
Corporate income tax	-0.3	-0.4	-0.4
Goods and Services Tax	-0.4	-0.4	-0.4
Other	-0.2	-0.2	-0.2
Total tax revenues	-3.3	-2.6	-2.6
Employment Insurance premiums	-0.1	-0.2	-0.3
Other revenues	-0.1	-0.1	-0.1
Total budgetary revenues	-3.5	-2.9	-3.0
Federal expenses
Major transfers to persons
Elderly benefits	-0.4	-0.5	-0.6
Employment Insurance benefits	-0.1	-0.1	-0.1
Children’s benefits	0.0	-0.1	-0.1
Total	-0.5	-0.7	-0.9
Other program expenses	-0.3	-0.4	-1.3
Public debt charges	-0.5	0.0	0.2
Total expenses	-1.4	-1.1	-2.0
Budgetary balance	-2.2	-1.8	-1.0
Note: Totals may not add due to rounding.

Details of Economic and Fiscal Projections	249

A 1-percentage-point decrease in nominal GDP growth proportional across income and expenditure components resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $2.2 billion in the first year, $1.8 billion in the second year and $1.0 billion in the fifth year (Table A1.7).

•

Lower prices result in lower nominal income and, as a result, personal income tax revenues decrease, reflecting declines in the underlying nominal tax base. As the parameters of the personal income tax system are indexed to inflation and automatically adjust in response to the shock, the fiscal impact is smaller than under the real shock. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks.

•

EI premium revenues decrease in response to lower earnings. In order to isolate the direct impact of the economic shock and provide a general overview of the fiscal impacts, the EI premium revenue impacts do not include changes in the premium rate.

•	Other revenues decline slightly as lower prices lead to lower revenues from the sales of goods and services.

•

Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments, and downward pressure on federal program expenses. Payments under these programs are smaller if inflation is lower. In addition, other program expenses are also lower as certain programs are linked to growth in nominal GDP or the Consumer Price Index.

•	Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table A1.8

ESTIMATED IMPACT OF A SUSTAINED 100-BASIS-POINT INCREASE IN ALL INTEREST RATES ON FEDERAL REVENUES, EXPENSES AND BUDGETARY BALANCE

billions of dollars

	Year 1	Year 2	Year 5
Federal revenues	1.4	1.8	2.6
Federal expenses	2.3	3.8	5.8
Budgetary balance	-0.9	-1.9	-3.3
Note: Totals may not add due to rounding.

250	Annex 1

An increase in interest rates decreases the budgetary balance by $0.9 billion in the first year, $1.9 billion in the second year and $3.3 billion in the fifth year (Table A1.8). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of other revenues. The impacts of changes in interest rates on public sector pension and benefit expenses are excluded from the sensitivity analysis.

Details of Economic and Fiscal Projections	251

Annex 2
ECONOMIC IMPACTS OF BUDGET MEASURES

There are two primary channels through which government spending can affect output and employment. First, governments can invest in infrastructure or purchase goods and services, which translates into an immediate, dollar-for-dollar increase in final domestic expenditure. Second, governments can induce spending increases by households and businesses through tax measures or transfers. However, the extent to which these measures boost domestic expenditure and production will be determined by changes in saving and imports.

For example, while a reduction in personal income taxes results in a dollar-for-dollar increase in household disposable income, it does not immediately translate into higher spending. Households may choose to save some of this additional income, particularly in the short run, with higher-income households saving relatively more and lower-income households saving relatively less.[6]

[6]	Higher savings does not lead to higher investment in the short run, but over time it leads to higher capital accumulation and therefore to a higher sustainable level of output.

For any given increase in expenditure, the impact on domestic production will depend on the proportion of goods and services that will be imported, as some spending and investment by households, businesses or governments “leaks” out of the Canadian economy to foreign producers. For example, approximately one-half of all consumer durable goods are imported, compared to about one-quarter for non-durable consumer goods (such as food and energy).

For these reasons, the impact on domestic output and employment from most types of fiscal measures tends to be relatively small in the short run. Over time, however, new spending stimulates employment growth, which in turn yields a further boost to real GDP.

ESTIMATING ECONOMIC IMPACTS

To estimate the economic impacts of the measures presented in this budget, they were allocated into the following categories, which correspond to those used in the Department of Finance’s macroeconomic and fiscal model: housing investment (including new home construction and renovations), infrastructure investment, personal income tax and transfer measures, measures for modest-and low-income households (including changes to Employment Insurance and other transfers to low-income households), other government spending measures (such as government support for research, training and innovation) and corporate income tax measures.

Each of these categories has a different multiplier. Multipliers are summary measures that take into account the channels from measures to economic activity, including direct, indirect and induced impacts, and leakages to saving and imports. For example, the multiplier on government infrastructure investment includes the positive impacts of the direct activity (for example, construction sector output), indirect impacts (domestic firms providing inputs to the construction sector) and induced activity (increased household spending resulting from the higher employment and income). A multiplier of 1 means that one dollar in budgetary expenditure generates one dollar in real output.

Multipliers will vary by type of measure, for example reflecting the degree to which households save tax reductions rather than spend them, or the import content of goods and services purchased as a result of higher infrastructure expenditures. Further, as indirect and induced impacts take time to materialize, multipliers are initially smaller but grow over time, as new spending stimulates employment growth, which in turn yields a further boost to economic output.

254	Annex 2

As shown in Table A2.1 below, the short-term multipliers for infrastructure and housing investment are relatively high, reflecting smaller leakages to saving or imports. In contrast, a reduction in corporate income taxes has a considerably lower multiplier in the short run (meaning it has a relatively low short-term impact on real GDP), as it takes time for firms to invest and accumulate capital.7

Table A2.1

EXPENDITURE AND TAX MULTIPLIERS

	2016–17	2017–18
Housing investment measures	1.0	1.5
Infrastructure investment	0.9	1.4
Personal income tax measures	0.2	0.6
Measures for modest- and low-income households	0.8	1.3
Other spending measures	0.9	1.4
Corporate income tax measures	0.0	0.1

Table A2.2 below summarizes the value of the measures presented in this budget, as well as that of the middle class tax cut announced in December 2015, mapped to the categories presented above (see Table A2.4 at the end of this annex for additional details).

Table A2.2

VALUE OF BUDGET 2016 MEASURES

millions of dollars (cash basis)

	2016–17	2017–18
Housing investment measures	1,359	966
Infrastructure investment	3,967	7,316
Personal income tax measures	-1,345	-2,383
Measures for modest- and low-income households	5,591	6,426
Other spending measures	2,100	3,244
Corporate income tax measures	-102	-638
Total of these measures	11,570	14,930
Note:	The value of these measures is presented here on a cash basis, rather than on an accrual basis, as the cash outlays correspond to economic activity in the period shown.

[7]	However, corporate income tax measures have among the highest multipliers over the long run, as higher investment eventually leads to higher permanent capacity to produce goods and services.

Economic Impacts of Budget Measures	255

ECONOMIC IMPACTS

Based on the above estimated multipliers, these measures are expected to raise the level of real GDP by 0.5 per cent in the first year and by 1.0 per cent by the second year (Table A2.3). This is expected to translate into 100,000 jobs created or maintained by 2017–18.8 Of note, most private sector forecasters anticipated additional government measures to promote growth to be announced in this budget, and therefore the February private sector survey to some extent incorporates the forecasters’ estimates of the economic impact.

Table A2.3
IMPACTS ON REAL GDP AND EMPLOYMENT
per cent, unless otherwise indicated
	2016–17	2017–18
Housing investment measures	0.1	0.1
Infrastructure investment	0.2	0.4
Personal income tax measures	0.0	0.0
Measures for modest- and low-income households	0.2	0.4
Other spending measures	0.1	0.2
Corporate income tax measures	0.0	0.0
Total GDP impact	0.5	1.0
Employment impact (jobs created or maintained)	43,000	100,000
Note:	Totals may not add due to rounding.

It should be noted that there is some uncertainty, and debate, surrounding the size of fiscal multipliers. However, recent economic research suggests that fiscal multipliers are larger when resources in the economy are underutilized9 and when the policy interest rate is close to its effective lower bound.10

In other words, in times of relatively weak economic growth, government investment is likely to have a larger impact, as it does not simply displace private investment or push up interest rates. Indeed, some research shows that multipliers can be very high when these conditions prevail, reaching between 3 and 411 for overall government spending. With both of these conditions present in Canada, the above noted multipliers, and resulting GDP impacts, are appropriate and prudent.

[8]

This analysis assumes that a 1-per-cent increase in real GDP translates into an immediate 0.2-per-cent increase in employment, rising to about 0.6 per cent after eight quarters. This ratio is consistent with the historical relationship between growth in employment and real GDP in Canada.

[9]

Owyang, Michael T., Valerie A. Ramey, and Sarah Zubairy, 2013. “Are Government Spending Multipliers Greater During Times of Slack? Evidence from 20th Century Historical Data.” American Economic Review 102(2):51-102.

[10]	Batini, Nicoletta, Luc Eyraud, and Anke Weber, 2014. “A Simple Method to Compute Fiscal Multipliers.” IMF Working Paper WP/14/93.
[11]	Christiano, Lawrence, Martin Eichenbaum, and Sergio Rebelo, 2011. “When Is the Government Spending Multiplier Large?” Journal of Political Economy, Vol. 119, No. 1, pp. 78-121.

256	Annex 2

Table A2.4
VALUE OF BUDGET 2016 MEASURES
millions of dollars (cash basis)
	2016–17	2017–18
Housing investment	1,359	966
Affordable and seniors’ housing	875	490
Northern and on-reserve housing	353	379
Homelessness	58	54
Other housing measures	74	43

Infrastructure investment	3,967	7,316
Federal infrastructure	1,179	1,937
Public transit and other municipal infrastructure	1,604	3,005
Post-secondary education infrastructure	500	1,250
Indigenous	492	837
Cultural, recreational and other infrastructure	192	288

Personal income tax measures	-1,345	-2,383
Middle class tax cut	1,265	1,180
Tax fairness measures	-712	-1,280
Other Budget 2016 measures	-1,898	-2,283
of which: Eliminating income splitting for couples with children	-1,920	-1,980

Measures for modest- and low-income households	5,591	6,426
Canada Child Benefit[1]	4,510	5,370
Measures for lower-income seniors	479	672
Employment Insurance measures	602	384

Other spending measures	2,100	3,244
Environment	107	1,439
Indigenous	476	578
Better government for Canadians	589	522
Measures for veterans	80	865
Measures for young Canadians	172	427
Arts & culture	162	276
Business growth and innovation	87	197
Science and research	117	187
Other measures	620	292
Targeted spending reductions and funding reallocation	-311	-1,540

Economic Impacts of Budget Measures	257

Table A2.4
VALUE OF BUDGET 2016 MEASURES
millions of dollars (cash basis)
	2016–17	2017–18
Corporate income tax	-102	-638
Tax fairness	-216	-446
Other Budget 2016 measures	115	-193

Total of these measures	11,570	14,930
[1]	Net of eliminating the Canada Child Tax Benefit, the National Child Benefit supplement and the Universal Child Care Benefit.

258	Annex 2

Annex 3
DEBT MANAGEMENT STRATEGY FOR 2016–17
PURPOSE

The Debt Management Strategy presents the Government of Canada’s plans for the management of its domestic and foreign debt, other financial liabilities and related assets in 2016–17. The borrowing activities covered by the Strategy include the refinancing of government debt coming to maturity, the execution of the budget plan and the ongoing financial operations of the Government. This includes borrowing on behalf of certain Crown corporations.

The Financial Administration Act requires that the Government table in Parliament, prior to the start of the fiscal year, a report on the anticipated borrowing to be undertaken in the year ahead, including the purposes for which the money will be borrowed. The Debt Management Strategy fulfills this requirement.

PLANNED BORROWING ACTIVITIES FOR 2016–17

BORROWING AUTHORITY

The Financial Administration Act provides the authority for the Government to conduct market borrowings subject to approval by the Governor in Council.

In 2016–17, the Government will propose legislative amendments to require Parliamentary approval of Government borrowing to enhance transparency and accountability to Parliament.

The expected sources and uses of borrowings are set out below. Actual borrowings and uses of funds compared with the forecast will be reported in the 2016–17 Debt Management Report, and detailed information on outcomes will be provided in the 2017 Public Accounts of Canada.

SOURCES OF BORROWINGS

The aggregate principal amount of money to be borrowed by the Government from financial markets in 2016–17 is projected to be $278 billion.

USES OF BORROWINGS

Refinancing needs, projected to be $241 billion during the year, are mainly comprised of $136 billion for maturing treasury bills and $92 billion for maturing bonds.

The other determinant of borrowing needs is the Government’s financial source/requirement. If the Government has a financial source, it can use the source for some of its refinancing needs. If it has a financial requirement, then it must meet that requirement along with its refinancing needs.

The financial source/requirement measures the difference between cash coming into the Government and cash going out. This measure is affected not only by the budgetary balance but also by the Government’s non-budgetary transactions.

260	Annex 3

Non-budgetary transactions include changes in federal employee pension accounts; changes in non-financial assets; investing activities through loans, investments and advances (including loans to three Crown corporations—the Business Development Bank of Canada, Farm Credit Canada and Canada Mortgage and Housing Corporation); and other transactions (e.g., changes in other financial assets and liabilities, and foreign exchange activities).

For 2016–17, a financial requirement of approximately $37 billion is projected. As the amount the Government plans to borrow is equivalent to the borrowing requirements, the year-end cash position is not projected to change (Table A3.1).

Actual borrowings for the year may differ from the forecast due to uncertainty associated with economic and fiscal projections, the timing of cash transactions, and other factors such as changes in foreign reserve needs and Crown borrowings.

Table A3.1
PLANNED SOURCES AND USES OF BORROWINGS FOR 2016–17
billions of dollars
Sources of Borrowings
Payable in Canadian currency
Treasury bills[1]	134
Bonds	133
Retail debt	1
Total payable in Canadian currency	268
Payable in foreign currencies	10
Total cash raised through borrowing activities	278
Uses of Borrowings
Refinancing needs
Payable in Canadian currency
Treasury bills	136
Bonds	92
Of which:
Regular bond buybacks	0.8
Cash management bond buybacks	23
Retail debt	2
Total payable in Canadian currency	231
Payable in foreign currencies	10
Total refinancing needs	241

Debt Management Strategy for 2016-17	261

Table A3.1
PLANNED SOURCES AND USES OF BORROWINGS FOR 2016–17
billions of dollars
Financial source/requirement
Budgetary balance	29
Non-budgetary transactions
Pension and other accounts	-2
Non-financial assets	2
Loans, investments and advances
Of which:
Enterprise Crown corporations	4
Other	1
Total loans, investments and advances	5
Other transactions[2]	3
Total non-budgetary transactions	8
Total financial source/requirement	37
Total uses of borrowings	278
Other unmatured debt transaction[3]	0
Net Increase or Decrease (-) in Cash	0

Note: Numbers may not add due to rounding. A negative sign denotes a financial source.

[1]

Treasury bills are rolled over, or refinanced, a number of times during the year. This results in a larger number of new issues per year than the stock outstanding at the end of the fiscal year, which is presented in the table.

[2]

Other transactions primarily comprise the conversion of accrual adjustments into cash, such as tax and other account receivables, provincial and territorial tax collection agreements, tax payables and other liabilities, and changes in foreign exchange accounts.

[3]	These transactions comprise cross-currency swap revaluation, unamortized discounts on debt issues and obligations related to capital leases and other unmatured debt.

262	Annex 3

DEBT MANAGEMENT STRATEGY FOR 2016–17

OBJECTIVES

The fundamental objective of debt management is to raise stable and low-cost funding to meet the financial needs of the Government of Canada. Achieving stable low-cost funding involves striking a balance between the cost and the risk associated with the debt structure as funding needs change and under various market conditions.

An associated objective is to maintain a well-functioning market in Government of Canada securities, which helps to keep debt costs low and stable. Having access to a well-functioning government securities market ensures that funding can be raised efficiently over time to meet the Government’s needs. To support a liquid and well-functioning Government of Canada securities market, the Government strives to promote transparency and regularity.

INCREASING BOND ISSUANCE

The Government is increasing issuance in all existing nominal bond sectors, including the 2- and 5-year sectors, and also re-introducing the 3-year sector for 2016–17. This approach considers the liquidity needs of the market for core existing sectors while ensuring the Government has access to an additional sector.

MARKET CONSULTATIONS

As in previous years, market participants were consulted in 2015–16 as part of the process of developing the debt management strategy.

Overall, market participants indicated that liquidity in Government of Canada securities has declined relative to previous years, particularly but not exclusively in off-the-run (non-benchmark) bonds. Market participants expressed the importance of maintaining a bond program that has large liquid benchmarks for key sectors, particularly the 2-year and 5-year sectors, and a minimum stock of treasury bills to support market well-functioning.

Debt Management Strategy for 2016-17	263

DEBT STRUCTURE PLANNING

The Debt Management Strategy for 2016–17 is informed by analysis that reflects a wide range of economic and interest rate scenarios and forecasts for the debt structure over a medium-term horizon.

Specifically, the Government seeks to strike a balance between keeping funding costs low and mitigating risks, as measured by metrics such as debt rollover, the variation in annual debt-service charges and the variation in the annual budgetary balance. Consequently, the debt strategy, while increasing issuance in all nominal bond sectors, has an increased focus on the issuance of short- and medium-term bonds (2-, 3- and 5-year maturities).

Over the next decade the share of bonds with original terms of 10 years or more is projected to remain around 40 per cent, with the level of refinancing risk of domestic market debt projected to decline over the medium term. The net annual refinancing amount of domestic market debt as a percentage of gross domestic product (GDP), which measures the amount of all domestic market debt that matures within one year relative to Canada’s GDP, is projected to decline from about 8 per cent in 2016–17 to under 6 per cent over the coming decade.

The average term to maturity of domestic market debt, net of financial assets, is projected to remain relatively stable at around 7 to 7.5 years over the medium term.

COMPOSITION OF MARKET DEBT

Total market debt is projected to reach $706 billion by the end of 2016–17 (Table A3.2).

Table A3.2

CHANGE IN COMPOSITION OF MARKET DEBT

billions of dollars, end of fiscal year

	2012–13 Actual	2013–14 Actual	2014–15 Actual	2015–16 Estimated	2016–17 Projected
Marketable bonds	469	473	488	503	544
Treasury bills	181	153	136	136	134
Foreign debt	11	16	20	24	24
Retail debt	7	6	6	6	5
Total market debt	668	649	649	669	706

Note: Numbers may not add due to rounding.

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The treasury bill stock is not projected to change materially by the end of the fiscal year. This will serve to reduce overall refinancing and rollover risk for the market debt portfolio, while taking advantage of historically low interest rates to continue to achieve low funding costs.

BOND PROGRAM

In 2016–17, gross bond issuance is expected to be $133 billion, representing an increase of about $41 billion from 2015–16 levels (Table A3.3).

Table A3.3

BOND ISSUANCE PLAN FOR 2016–17

billions of dollars, end of fiscal year

	2012–13 Actual	2013–14 Actual	2014–15 Actual	2015–16 Estimated	2016–17 Projected
Gross bond issuance	96	88	99	92	133
Buybacks	-1.1	-1.0	-0.5	-0.7	-0.8
Net issuance	94	86	98	92	132
Maturing bonds and adjustments[1]	-74	-82	-84	-76	-92
Change in bond stock	21	4	15	16	41

Note: Numbers may not add due to rounding.

1	Includes cash management bond buybacks and the inflation adjustment for Real Return Bonds.

Given the strong demand for long-term bonds and with long-term yields remaining well below their historical average, the Government may consider issuing additional 50-year bonds in 2016–17. Any decision to reopen the 50-year bond would be subject to favourable market conditions. Consultations were undertaken in 2015 on auctions of 50-year bonds and this is an option that could be used by the Government.

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MATURITY DATES AND BENCHMARK BOND TARGET RANGE SIZES

For 2016–17, no changes to the bond maturity pattern are planned, while benchmark target range sizes are increasing for the 2-, 5- and 10-year sectors.

The maturity date pattern and benchmark size range for the 3-year bond sector will be made public following discussions with market participants in the first quarter of the fiscal year.

Table A3.4

MATURITY DATE PATTERNS AND BENCHMARK SIZE RANGES

billions of dollars

	Feb.	Mar.	May	June	Aug.	Sept.	Nov.	Dec.
2-year	12-18		12-18		12-18		12-18
3-year[1]
5-year		14-20				14-20
10-year				12-18
30-year								10-16
Real Return Bond[2]								10-16
Total[3]	12-18	14-20	12-18	12-18	12-18	14-20	12-18	10-16

Note: These amounts do not include coupon payments.

[1]	The maturity date pattern and benchmark size range for the 3-year sector will be confirmed following market consultation in the first quarter of the fiscal year.
[2]	Includes estimate for inflation adjustment. The 30-year nominal bond and Real Return Bond do not mature in the same year.
[3]	Total amounts for certain months will be higher when the 3-year sector maturity date pattern and benchmark size range are finalized.

BOND AUCTION SCHEDULE

In 2016–17, there will be quarterly auctions of 2-, 3-, 5- and 10-year bonds and Real Return Bonds.12 Five 10-year bond auctions will occur—two in the first quarter of 2016–17 and one in each of the remaining quarters of 2016–17. Two 30-year nominal bond auctions will occur—one in each of the first and third quarters of 2016–17.

The order of bond auctions within each quarter may be adjusted to support the borrowing program, and there may be multiple auctions of the same bonds in some quarters. The dates of each auction will continue to be announced through the Quarterly Bond Schedule that is published on the Bank of Canada website prior to the start of each quarter (http://www.bankofcanada.ca/stats/cars/results/bd_auction_schedule.html).

[12]	Quarterly auctions of 3-year bonds will start no earlier than the second quarter of the fiscal year.

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BOND BUYBACK PROGRAMS

Two types of bond buyback operations are conducted from time to time: regular bond buybacks on a switch basis and cash management bond buybacks.

Buyback operations on a switch basis may be continued in the 30-year sector. However, no regular buyback operations on a cash basis are expected for 2016–17.

Weekly cash management bond buyback operations will be continued in 2016–17. The cash management bond buyback program helps to manage government cash requirements by reducing the high levels of cash balances needed ahead of large bond maturities.

TREASURY BILL PROGRAM

Over the course of 2016–17, the share of treasury bills is projected to decline to just under 20 per cent of domestic market debt. This decline is consistent with the medium-term objective of reducing the treasury bill target share to around 20 per cent to contain debt rollover and maintain issuance stability in the bond program.

In accordance with this objective, the stock of treasury bills is projected to decline slightly, moving from $136 billion at the start of this fiscal year to about $134 billion by the end of 2016–17.

Bi-weekly issuance of 3-, 6- and 12-month maturities will be continued in 2016–17, with bi-weekly auction sizes projected to be largely in the $8 billion to $14 billion range. Cash management bills (i.e., short-dated treasury bills) help manage government cash requirements in an efficient manner. These instruments will also continue to be used in 2016–17.

RETAIL DEBT

Over 2 million Canadians hold Canada Savings Bonds (CSBs) or Canada Premium Bonds (CPBs). CSBs are offered exclusively through the Payroll Savings Program while CPBs are available for sale through financial institutions and dealers, as well as directly by phone. Further information on the retail debt program is available on the Canada Savings Bonds website (http://www.csb.gc.ca).

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FOREIGN CURRENCY FUNDING

The Exchange Fund Account (EFA) aids in the control and protection of the external value of the Canadian dollar, and provides a source of liquidity to the Government. The Government borrows in foreign currencies to invest in EFA assets. Liquid foreign exchange reserves are maintained at a level at or above 3 per cent of nominal GDP, and the Debt Management Strategy assumes that all foreign liabilities maturing during the year will be refinanced. Foreign currency funding requirements for 2016–17 are estimated to be around US$10 billion, but may vary as a result of movements in foreign interest and exchange rates.

The mix of funding sources used to finance the reserves in 2016–17 will depend on a number of considerations, including relative cost, market conditions and the objective of maintaining a prudent foreign-currency-denominated debt maturity structure. Potential funding sources include a short-term US-dollar paper program (Canada bills), medium-term notes, international bond issues (global bonds), purchases and sales of Canadian dollars in foreign exchange markets, and cross-currency swaps involving the exchange of domestic liabilities for foreign-currency-denominated liabilities.

Further information on foreign currency funding and the foreign reserve assets is available in the Report on the Management of Canada’s Official International Reserves (http://www.fin.gc.ca/purl/efa-eng.asp) and in The Fiscal Monitor (http://www.fin.gc.ca/pub/fm-rf-index-eng.asp).

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CASH MANAGEMENT

The core objective of cash management is to ensure that the Government has sufficient cash available at all times to meet its operating requirements.

Cash consists of moneys on deposit with the Bank of Canada, chartered banks and other financial institutions. Cash with the Bank of Canada includes operational balances and balances held for prudential liquidity. Cash balances are projected to remain stable at $36 billion at the end of the fiscal year. Periodic updates on the liquidity position are available in The Fiscal Monitor (http://www.fin.gc.ca/pub/fm-rf-index-eng.asp).

PRUDENTIAL LIQUIDITY

The Government holds liquid financial assets in the form of domestic cash deposits and foreign exchange reserves to safeguard its ability to meet payment obligations in situations where normal access to funding markets may be disrupted or delayed. The Government’s overall liquidity levels cover at least one month of net projected cash flows, including coupon payments and debt refinancing needs.

PRUDENT MANAGEMENT OF CANADA’S FINANCES

In 2016–17, the Government will review the Financial Administration Act and related statutes to ensure that they continue to reflect and accommodate modern market practices for the prudent management of Canada’s finances.

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